

United Surgical Partners

INTERNATIONAL INC


05049365

2004 ANNUAL REPORT

COMPANY PROFILE

At December 31, 2004, Dallas, Texas-based United Surgical Partners International had ownership interests in or operated 87 surgical facilities. Of the Company's 84 domestic facilities, 48 were jointly owned with not-for-profit healthcare systems. The Company also operated three facilities in London, England.

NOTICE OF ANNUAL MEETING

The Annual Meeting of Stockholders will be held on May 3, 2005, at 8:30 a.m. local time, in the Mayfair Room at the Hotel InterContinental Dallas, 15201 Dallas Parkway, Addison, Texas.

FINANCIAL HIGHLIGHTS

Years Ended December 31,	**2004**	2003
(in thousands, except per share data)		
Revenues	**$ 389,530**	$ 310,564
Equity in earnings of unconsolidated affiliates	**18,626**	15,074
Operating expenses excluding depreciation and amortization	**(273,614)**	(216,213)
Depreciation and amortization	**(27,209)**	(22,700)
Operating income	**107,333**	86,725
Interest expense, net	**(25,129)**	(23,848)
Loss on early termination of credit facility	**(1,635)**	–
Other	**247**	733
Income from continuing operations before minority interests	**80,816**	63,610
Minority interests in income of consolidated subsidiaries	**(30,441)**	(23,959)
Income from continuing operations before income taxes	**50,375**	39,651
Income tax expense	**(17,867)**	(14,934)
Income from continuing operations	**32,508**	24,717
Earnings from discontinued operations, net of tax	**53,667**	5,159
Net income	**$ 86,175**	$ 29,876
Earnings per diluted share:		
Continuing operations	**$ 1.11**	$ 0.88
Loss on early termination of credit facility, net of tax	**0.04**	–
Earnings per share from continuing operations, excluding loss on early termination of credit facility	**1.15**	0.88
Discontinued operations	**1.83**	0.18
Total, excluding loss on early termination of credit facility	**$ 2.98**	$ 1.06
Shares used in computing diluted earnings per share	**29,298**	28,244

Years Ended December 31,	**2004**	2003
(in thousands)		
Total assets	**$ 922,304**	$ 870,509
Long-term debt	**$ 273,169**	$ 287,950
Stockholders' equity	**$ 474,609**	$ 390,655



Total Revenues[1]
$ 78,894
$ 167,043
$ 243,814
$ 310,564
$ 389,530
00 01 02 03 04
Operating Income[1]
$ 7,232
$ 31,851
$ 63,952
$ 86,725
$ 107,333
00 01 02 03 04
Total Number of Facilities[1]
25
41
56
65
87
00 01 02 03 04
Cases[1]
117,000
145,000
231,000
307,000
356,000
00 01 02 03 04

[1] Continuing operations

To Our Stockholders:

The Company had a dynamic year in 2004. Our facilities provided services to over 350,000 patients during the year. We had strong operating results, notable accomplishments in our acquisition and development activities and made a strategic move to divest our Spanish subsidiary. Our earnings per share from continuing operations increased 31%[1] for the year, net income increased 36%[1] and net revenues increased 25%. These results were driven by the combination of strong operations and robust development activities.

We added 22 facilities during 2004. Thirteen were acquisitions and nine were *de novo* developments. These facilities represent an investment of $118 million of capital. At year-end, the Company had 17 facilities under development. These development projects, combined with our ongoing operations and acquisition activities, are the basis for our optimism for continued growth in 2005.

The Company is also in a strong strategic position. Our business model of partnering with prominent non-profit health systems and quality oriented physicians has proven to be both attractive and in demand. We believe that, as we continue to meet our partners' needs, we will have the opportunity to expand the Company's presence in existing and new markets—with both existing and new health system partners.

During 2004, the Company continued building a culture that attracts and retains dedicated healthcare professionals who share a common focus on our customers— patients and their families and physicians and their staff. We are making important advances in our day-to-day commitment to clinical and service excellence. United Surgical Partners International's EDGE™ (Every Day Giving Excellence) continues to be the cornerstone of our company's foundation. Additionally, we have increased our commitment to organizational development. Our clinical excellence programs have been expanded to recognize outstanding contributors throughout the Company. In addition, these programs provide educational, advancement and mentoring opportunities for employees who wish to expand their expertise or role within the Company.

[1] *Excluding the loss on the early termination of our credit facility, net of tax.*

We are proud of our governance and internal controls. Our Board, which is comprised of experienced individuals of high integrity with varying backgrounds and perspectives, exemplifies traits associated with today's view of good corporate governance. The Company has also built an effective internal audit capability and put forth significant efforts to comply with the provisions and the spirit of the Sarbanes-Oxley regulations. We are proud of these efforts, pleased with the outcome and believe the Company is stronger as a result.

During the year, we separated the roles of chairman and chief executive officer with Bill assuming the responsibility of chief executive officer. We have worked together for over 25 years and believe this move is logical and a seamless evolution in the growth of our company.

In summary, we believe the Company is well positioned from both a strategic and operating perspective. We had a solid year in 2004 and are well positioned for 2005 and beyond. We are grateful for the support and contributions of our employees, physicians and health system partners.

We also greatly appreciate the interest and support of our stockholders.

Sincerely,

Donald E. Steen
Chairman of the Board

William H. Wilcox
President and Chief Executive Officer

Expertise in Managing Surgical Facilities

Across the United States, you will find United Surgical Partners International in partnership with many of the country's most respected non-profit health systems. These partnerships are at once a source of our company's strength and a result of it. Behind each of these relationships is one overriding common denominator—the expertise of our company in managing surgical facilities. It is the reason why many leading healthcare systems and physicians seek to partner with United Surgical Partners International. In London, it is the reason why physicians choose to send their patients to the private hospitals we operate. Ultimately, it is the reason why our company has become a leader in the short-stay surgical industry.

Market Drivers

Successive waves of technological advances have dramatically changed how and where surgeries are performed. Thanks in large part to minimally or non-invasive procedures made possible by new technology, more than 75% of all surgeries in the U.S. are performed on an outpatient basis. As ambulatory surgery centers come to represent the future direction for surgical care, United Surgical Partners International has the experience and the expertise to enable health systems to make these centers part of their long-term market strategy.

Customer Focus

A common denominator among all United Surgical Partners International facilities and employees is the commitment to create a comfortable, caring environment with a dedication to clinical excellence and patient safety—an environment in which we would treat our own families. This is brought about through a common commitment to our customers—patients and their families and physicians and their staff. United Surgical Partners International has been fortunate to attract a group of employees who share these characteristics and commitments, which is key to ensuring continued success in years to come.

Differentiating United Surgical Partners International

To share in the opportunities presented by the dramatic shift to outpatient surgery and to ensure the continued success of one of their most important services, many hospitals are choosing to shift their core strategy to include ambulatory surgery facilities.


Successive waves of
technological advances
have dramatically changed
how and where surgeries
are performed.

Toms River Surgery Center, Toms River, New Jersey

United Surgical Partners International provides these hospital systems and their physicians with the experience, the operating model and the proven track record to make the shift seamlessly and to expand their outpatient surgical business significantly over time in an extremely competitive healthcare environment. We also offer these health systems and the physicians who use them a promise to provide quality healthcare. We prove it to them day-in and day-out through the use of the Company's EDGE™. By implementing best practices, which have been established for clinical, service and financial performance at each center, we ensure that we meet the needs of our patients, physicians and partners. We also use the Company's EDGE™ to measure, benchmark and trend these results throughout all of our facilities.

The basis for the Company's differentiation is the combination of our sole strategy of developing and managing surgical facilities, our commitment and expertise in establishing alignment between physicians and non-profit health systems and our consistent and intense customer focus. That differentiation is the driving force behind our track record with our physicians and health system partners and our continued growth.

Growth Strategy

For the health systems and physicians with whom we partner, new ambulatory surgical centers are a proven strategy for creating capacity, extending the providers' access, capturing market share and enabling these physicians and systems to operate with greater efficiency while they remain focused on their core competencies.

United Surgical Partners International has the opportunity to grow in both existing and new markets with both existing and new partners. We will pursue a balanced strategy of both acquisitions and developments.

Commitment to our Partners

Our physician partners benefit from clinical excellence—a total focus on efficiently providing services—and the financial benefits from those efficiencies. Our health system partners benefit from the combined strategy of providing short-stay surgical facilities as important components of their continuum of care, while using United Surgical Partners International's expertise to bring about physician alignment. Together with our partners, we develop and operate these facilities in a manner that ensures financial success and high quality, service-oriented care to the communities we serve.


Our physician partners
benefit from clinical
excellence—a total focus
on efficiently providing
services—and the
financial benefits from
those efficiencies.

Board of Directors

Donald E. Steen
Chairman of the Board
United Surgical Partners International, Inc.

Joel T. Allison
President and Chief Executive Officer
Baylor Health Care System

James C. Crews
Retired Chief Executive Officer
Banner Health Arizona

John C. Garrett, M.D.
Founder
Resurgens, P.C.

Thomas L. Mills
Partner
Winston & Strawn

Boone Powell, Jr.
Retired Chairman of the Board
Baylor Health Care System

Paul B. Queally
General Partner
Welsh, Carson, Anderson & Stowe

Jerry P. Widman
Retired Chief Financial Officer
Ascension Health

William H. Wilcox
President and Chief Executive Officer
United Surgical Partners International, Inc.

David P. Zarin, M.D.
Founding Partner
Texas ENT Specialists, PA, and TOPS Surgical Specialty Hospital



Standing left to right: Thomas L. Mills, James C. Crews, Joel T. Allison, Boone Powell, Jr., Paul B. Queally, David P. Zarin, M.D.
Sitting left to right: John C. Garrett, M.D., Donald E. Steen, William H. Wilcox, Jerry P. Widman

Officers

Donald E. Steen
Chairman

William H. Wilcox
President and Chief Executive Officer

Brett P. Brodnax
Executive Vice President and Chief Development Officer

Mark C. Garvin
Senior Vice President and Chief Operating Officer

Mark A. Kopser
Senior Vice President and Chief Financial Officer

Jonathan R. Bond
Senior Vice President, Operations

Jason B. Cagle
Vice President, Legal, and Compliance Officer

Monica Cintado-Scokin
Senior Vice President, Development

James A. Jackson
Senior Vice President, Operations

Andrew H. Johnston
Senior Vice President, Development

Luke D. Johnson
Senior Vice President
President
OrthoLink Physicians Corporation

J. Anthony Martin
Vice President and Corporate Controller

Patricia McCann
Managing Director
Global Healthcare Partners United Kingdom

Richard J. Sirchio
Vice President, Investor Relations and Treasurer

Mark A. Tulloch
Senior Vice President, Operations

John J. Wellik
Senior Vice President, Accounting and Administration, and Secretary

CORPORATE DATA

Independent Public Accountants

KPMG LLP
717 North Harwood Street, Suite 3100
Dallas, TX 75201-6585

Corporate Counsel

Nossaman, Guthner, Knox and Elliott, LLP
445 S. Figueroa Street
31st Floor
Los Angeles, CA 90071-1602

Transfer Agent

Wachovia Bank, National Association
Corporate Trust Department
1525 West W.T. Harris Blvd., Bldg. 3C3
Charlotte, NC 28262-1153
(704) 590-7381

Corporate Headquarters

United Surgical Partners International, Inc.
15305 Dallas Parkway
Suite 1600 - LB 28
Addison, TX 75001
(972) 713-3500
www.unitedsurgical.com

Common Stock

The Company's Common Stock has been traded on The NASDAQ stock market (National Market) under the symbol USPI since June 8, 2001.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

Commission file No. 000-32837

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware *(State of Incorporation)*	75-2749762 *(I.R.S. Employer Identification No.)*
15305 Dallas Parkway, Suite 1600 Addison, Texas *(Address of principal executive offices)*	75001 *(Zip Code)*

(972) 713-3500
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:
None

Securities Registered Pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	The Nasdaq Stock Market
Rights to Purchase Series A Junior Participating Preferred Stock, par value $.01 per share	The Nasdaq Stock Market

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Parts I, II, III, and IV of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

Aggregate market value of outstanding Common Stock held by non-affiliates of the Registrant, as of June 30, 2004	$1,097,916,482
Number of shares of Common Stock outstanding as of March 9, 2005	28,803,610

DOCUMENTS INCORPORATED BY REFERENCE

Part III — Portions of the registrant's definitive proxy statement to be filed pursuant to Regulation 14A for the Annual Meeting of Stockholders to be held May 3, 2005.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.
2004 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Note: The responses to Items 10 through 14 will be included in the Company's definitive proxy statement to be filed pursuant to Regulation 14A for the Annual Meeting of Stockholders to be held May 3, 2005. The required information is incorporated into this Form 10-K by reference to that document and is not repeated herein.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K, and the document incorporated herein by reference, including, without limitation, statements containing the words "believes", "anticipates", "expects", "continues", "will", "may", "should", "estimates", "intends", "plans" and similar expressions, and statements regarding the Company's business strategy and plans, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and involve known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and regionally; foreign currency fluctuations; demographic changes; changes in, or the failure to comply with, laws and governmental regulations; the ability to enter into and retain managed care provider arrangements on acceptable terms; changes in Medicare, Medicaid and other government funded payments or reimbursement in the U.S. and the United Kingdom; liability and other claims asserted against us; the highly competitive nature of healthcare; changes in business strategy or development plans of healthcare systems with which we partner; the ability to attract and retain qualified physicians, nurses, other health care professionals and other personnel; our significant indebtedness; the availability of suitable acquisition and development opportunities and the length of time it takes to accomplish acquisitions and developments; our ability to integrate new businesses with our existing operations; the availability and terms of capital to fund the expansion of our business, including the acquisition and development of additional facilities and certain additional factors, risks and uncertainties discussed in this Annual Report on Form 10-K and the document incorporated herein by reference. Given these uncertainties, investors and prospective investors are cautioned not to rely on such forward-looking statements. We disclaim any obligation and make no promise to update any such factors or forward-looking statements or to publicly announce the results of any revisions to any such factors or forward-looking statements, whether as a result of changes in underlying factors, to reflect new information as a result of the occurrence of events or developments or otherwise.

PART I

Item 1. *Business*

General

United Surgical Partners International, Inc. (together with its subsidiaries, "we", the "Company" or "USPI") owns and operates short stay surgical facilities including surgery centers and private surgical hospitals in the United States and the United Kingdom. We focus on providing high quality surgical facilities that meet the needs of patients, physicians and payors better than hospital-based and other outpatient surgical facilities. We believe that our facilities (1) enhance the quality of care and the healthcare experience of patients, (2) offer significant administrative, clinical and economic benefits to physicians, (3) offer a strategic approach for our health system partners to expand capacity and access within the markets they serve and (4) offer an efficient and low cost alternative to payors. We acquire and develop our facilities through the formation of strategic relationships with physicians and healthcare systems to better access and serve the communities in our markets. Our operating model is efficient, scalable and portable and we have adapted it to each of our markets. We believe that our acquisition and development strategy and operating model enable us to continue to grow by taking advantage of highly-fragmented markets and an increasing demand for short stay surgery.

Since physicians provide and influence the direction of healthcare in the U.S. and U.K., we have developed our operating model to encourage physicians to affiliate with us and to use our facilities as an extension of their practices. We operate our facilities, structure our strategic relationships and adopt staffing, scheduling and clinical systems and protocols with the goal of increasing physician productivity. We believe that our focus on physician satisfaction, combined with providing high quality healthcare in a friendly and convenient environment for patients, will continue to increase the number of procedures performed at our facilities each year.

Donald E. Steen, our chairman, and Welsh, Carson, Anderson & Stowe formed USPI in February 1998. We operate surgery centers and private surgical hospitals in the United States and the United Kingdom. As of December 31, 2004, we operated 87 facilities, consisting of 84 in the United States and three in the United Kingdom. Of the 84 U.S. facilities, 48 are jointly owned with major not-for-profit healthcare systems. Overall, as of December 31, 2004, we held ownership interests in 85 of the facilities and operated the remaining two facilities under management or service contracts. Our revenues for 2004 were $389.5 million, up 25% from $310.6 million for 2003.

Available Information

We file proxy statements and annual, quarterly and current reports with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC's public reference room located at 450 Fifth Street N.W., Washington, D.C. 20549. You may also call the Securities and Exchange Commission at 1-800-SEC-0330 for information on the operation of the public reference room. Our SEC filings are also available to you free of charge at the SEC's web site at *http://www.sec.gov.* We also maintain a web site at *http://www.unitedsurgical.com* that includes links to our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports. These reports are available on our website without charge as soon as reasonably practicable after such reports are filed with or furnished to the SEC. We post our audit and compliance committee, options and compensation committee, and nominating and corporate governance committee charters, our corporate governance guidelines, and our financial code of ethics applicable to senior financial officers on our web site. These documents are available free of charge to any stockholder upon request. Information on our web site is not deemed incorporated by reference into this Form 10-K.

Industry Background

We believe many physicians prefer surgery centers and private surgical hospitals to general acute care hospitals. We believe that this is due to the elective nature of the procedures performed at our surgery centers and private surgical hospitals, which allows physicians to schedule their time more efficiently and therefore increase the number of surgeries they can perform in a given amount of time. In addition, these facilities usually provide physicians with greater scheduling flexibility, more consistent nurse staffing and faster turnaround time between cases. While surgery centers and private surgical hospitals generally perform scheduled surgeries, private acute care hospitals and national health service facilities generally provide a broad range of services, including high priority and emergency procedures. Medical emergencies often demand the unplanned use of operating rooms and result in the postponement or delay of scheduled surgeries, disrupting physicians' practices and inconveniencing patients. Surgery centers and private surgical hospitals in the United States and the United Kingdom are designed to improve physician work environments and improve physician efficiency. In addition, many physicians choose to perform surgery in facilities like ours because their patients prefer the comfort of a less institutional atmosphere and the convenience of simplified admissions and discharge procedures.

United States

According to Verispan's 2004 Outpatient Surgery Center Market Report, the number of outpatient surgery cases performed in freestanding surgery centers increased 93% from 4.3 million in 1996 to an estimated 8.3 million in 2004. New surgical techniques and technology, as well as advances in anesthesia, have significantly expanded the types of surgical procedures that are being performed in surgery centers and have helped drive the growth in outpatient surgery. Lasers, arthroscopy, enhanced endoscopic techniques and fiber optics have reduced the trauma and recovery time associated with many surgical procedures. Improved anesthesia has shortened recovery time by minimizing post-operative side effects such as nausea and drowsiness, thereby avoiding the need for overnight hospitalization in many cases. In addition, some states in the United States now permit surgery centers to keep a patient for up to 23 hours. This allows more complex surgeries, previously only performed in an inpatient setting, to be performed in a surgery center.

In addition to these technological and other clinical advancements, a changing payor environment has contributed to the rapid growth in outpatient surgery in recent years. Government programs, private insurance companies, managed care organizations and self-insured employers have implemented cost containment measures to limit increases in healthcare expenditures, including procedure reimbursement. These cost containment measures have contributed to the significant shift in the delivery of healthcare services away from traditional inpatient hospitals to more cost-effective alternate sites, including surgery centers. We believe that surgery performed at a surgery center is generally less expensive than hospital-based outpatient surgery because of lower facility development costs, more efficient staffing and space utilization and a specialized operating environment focused on cost containment.

Today, large healthcare systems in the United States generally offer both inpatient and outpatient surgery on site. In addition, a number of not-for-profit healthcare systems have begun to expand their portfolios of facilities and services by entering into strategic relationships with specialty operators of surgery centers in order to expand capacity and access in the markets they serve. These strategic relationships enable not-for-profit healthcare systems to offer patients, physicians and payors the cost advantages, convenience and other benefits of outpatient surgery in a freestanding facility. Further, these relationships allow the not-for-profit healthcare systems to focus their attention and resources on their core business without the challenge of acquiring, developing and operating these facilities.

United Kingdom

The United Kingdom provides government-funded healthcare to all of its residents through a national health service. However, due to funding and capacity limitations, the demand for healthcare services exceeds the public system's capacity, resulting in waiting lists for elective surgery of up to 18 months as well as delays in obtaining cancer biopsies and other diagnostic procedures. In response to these shortfalls, private healthcare networks and private insurance companies have developed in the United Kingdom. Approximately 11% of the U.K. population has private insurance to cover elective surgical procedures, and another rapidly growing segment of the population pays for elective procedures from personal funds. For the year ended December 31, 2004, in the United Kingdom, we derived approximately 50% of our revenues from private insurance, approximately 43% from self-pay patients, who typically arrange for payment prior to surgery being performed, and approximately 7% from government payors.

Our Business Strategy

Our goal is to steadily increase our revenues and cash flows by becoming a leading operator of surgery centers and private surgical hospitals in the United States and the United Kingdom. The key elements of our business strategy are to:

- attract and retain top quality surgeons and other physicians;
- pursue strategic relationships with not-for-profit healthcare systems;
- expand our presence in existing markets;
- expand selectively in new markets; and
- enhance operating efficiencies.

Attract and retain top quality surgeons and other physicians

Since physicians provide and influence the direction of healthcare in the U.S. and U.K., we have developed our operating model to encourage physicians to affiliate with us and to use our facilities as an extension of their practices. We believe we attract physicians because we design our facilities, structure our strategic relationships and adopt staffing, scheduling and clinical systems and protocols to increase physician productivity and promote their professional and financial success. We believe this focus on physicians, combined with providing high quality healthcare in a friendly and convenient environment for patients, will continue to increase case volumes at our facilities. In addition, in the United States, we generally offer physicians the opportunity to purchase equity interests in the facilities they use as an extension of the physicians' practices. We believe this opportunity attracts quality physicians to our facilities and ownership increases the physicians' involvement in facility operations, enhancing quality of patient care, increasing productivity and reducing costs.

Pursue strategic relationships with not-for-profit healthcare systems

Through strategic relationships with us, not-for-profit healthcare systems can benefit from our operating expertise and create a new cash flow opportunity with limited capital expenditures. We believe that these relationships also allow not-for-profit healthcare systems to attract and retain physicians and improve their hospital operations by focusing on their core business. We also believe that strategic relationships with these healthcare systems help us to more quickly develop relationships with physicians, communities, and payors. Generally, the healthcare systems with which we develop relationships have strong local market positions and excellent reputations that we use in branding our facilities. In addition, our relationships with not-for-profit healthcare systems enhance our acquisition and development efforts by (1) providing opportunities to acquire facilities the systems may own, (2) providing access to physicians already affiliated with the systems, (3) attracting additional physicians to affiliate with newly developed facilities, and (4) encouraging physicians who own facilities to consider a strategic relationship with us.

Expand our presence in existing markets

Our primary strategy is to grow selectively in markets in which we already operate facilities. We believe that selective acquisitions and development of new facilities in existing markets allow us to leverage our existing knowledge of these markets and to improve operating efficiencies. In particular, our experience has been that newly developed facilities in markets where we already have a presence and a not-for-profit hospital partner are the best use of the company's invested capital.

Expand selectively in new markets

We may continue to enter targeted markets by acquiring and developing surgical facilities. In the United States, we expect to do this primarily in conjunction with a local healthcare system or hospital. We typically target the acquisition or development of multi-specialty centers that perform high volume, non-emergency, lower risk procedures requiring lower capital and operating costs than hospitals. In addition, we will also consider the acquisition of multi-facility companies.

In determining whether to enter a new market, we examine numerous criteria, including:

- the potential to achieve strong increases in revenues and cash flows;
- whether the physicians, healthcare systems and payors in the market are receptive to surgery centers;
- the size of the market;
- the number of surgical facilities in the market;
- the number and nature of outpatient surgical procedures performed in the market;
- the case mix of the facilities to be acquired;
- whether the facility is well-positioned to negotiate agreements with insurers and other payors; and
- licensing and other regulatory considerations.

Upon identifying a target facility, we conduct financial, legal and compliance, operational, technology and systems reviews of the facility and conduct interviews with the facility's management, affiliated physicians and staff. Once we acquire or develop a facility, we focus on upgrading systems and protocols, including implementing our proprietary methodology of defined processes and information systems, to increase case volume and improve operating efficiencies.

Enhance operating efficiencies

Once we acquire a new facility in the U.S., we integrate it into our existing network by implementing a specific action plan to support the local management team and incorporate the new facility into our group purchasing contracts. We also implement our systems and protocols to improve operating efficiencies and contain costs. Our most important operational tool is our management system "Every Day Giving Excellence," which we refer to as USPI's EDGE. This proprietary measurement system allows us to track our clinical, service and financial performance, best practices and key indicators in each of our facilities. Our goal is to use USPI's EDGE to ensure that we provide each of the patients using our facilities with high quality healthcare, offer physicians a superior work environment and eliminate inefficiencies. Using USPI's EDGE, we track and monitor our performance in areas such as (1) providing surgeons the equipment, supplies and surgical support they need, (2) starting cases on time, (3) minimizing turnover time between cases, and (4) providing efficient schedules. USPI's EDGE compiles and organizes the specified information on a daily basis and is easily accessed over the Internet by our facilities on a secure basis. The information provided by USPI's EDGE enables our employees, facility administrators and management to analyze trends over time and share processes and best practices among our facilities. In addition, the information is used as an evaluative tool by our administrators and as a budgeting and planning tool by our management. USPI's EDGE is now deployed in all but our most recently acquired U.S. facilities.

Operations

Operations in the United States

Our operations in the United States consist primarily of our ownership and management of surgery centers. We have ownership interests in 73 surgery centers and nine private surgical hospitals and manage or operate, through agreements, two additional surgery centers. Additionally, we own interests in and expect to operate five surgery centers and one private surgical hospital that are currently under construction. We also have eleven projects under development, all of which include a hospital partner, and numerous other potential projects in various stages of consideration, which may result in our adding additional facilities during 2005. Over 3,600 physicians have privileges to use our facilities. Our surgery centers are licensed outpatient surgery centers; our private surgical hospitals are licensed as hospitals. Both are generally equipped and staffed for multiple surgical specialties and located in freestanding buildings or medical office buildings. Our average surgery center has approximately 12,000 square feet of space with four operating rooms, as well as ancillary areas for preparation, recovery, reception and administration. Our surgery center facilities range from a 4,000 square foot, one operating room facility to a 33,000 square foot, nine operating room facility. Our surgery centers are normally open weekdays from 7:00 a.m. to approximately 5:00 p.m. or until the last patient is discharged. We estimate that a surgery center with four operating rooms can accommodate up to 6,000 procedures per year. Our surgical hospitals average 40,000 square feet of space with six operating rooms, ranging in size from 17,000 to 68,000 square feet and having from 4 to 8 operating rooms.

Our surgery center support staff typically consists of registered nurses, operating room technicians, an administrator who supervises the day-to-day activities of the surgery center, and a small number of office staff. Each center also has a medical director, who is responsible for and supervises the quality of medical care provided at the center. Use of our surgery centers is generally limited to licensed physicians, podiatrists and oral surgeons who are also on the medical staff of a local accredited hospital. Each center maintains a peer review committee consisting of physicians who use our facilities and who review the professional credentials of physicians applying for surgical privileges.

All but two of our surgical facilities are accredited by either the Joint Commission on Accreditation of Healthcare Organizations or by the Accreditation Association for Ambulatory Healthcare or are in the process of applying for such accreditation. We believe that accreditation is the quality benchmark for managed care organizations. Many managed care organizations will not contract with a facility until it is accredited. We believe that our historical performance in the accreditation process reflects our commitment to providing high quality care in our surgical facilities.

Generally, our surgical facilities are limited partnerships, limited liability partnerships or limited liability companies in which ownership interests are also held by local physicians who are on the medical staff of the centers. Our ownership interests in the centers range from 7.5% to 95%. Our partnership and limited liability company agreements typically provide for the monthly or quarterly pro rata distribution of cash equal to net revenues from operations, less amounts held in reserve for expenses and working capital. Our facilities derive their operating cash flow by collecting a fee from patients, insurance companies, or other payors in exchange for providing the facility and related services a surgeon requires in order to perform a surgical case. Our billing systems estimate revenue and generate contractual adjustments based on a fee schedule for over 75% of the total cases performed at our facilities. For the remaining cases, the contractual allowance is estimated based on the historical collection percentages of each facility by payor group. The historical collection percentage is updated quarterly for each facility. We estimate each patient's financial obligation prior to the date of service. We request payment of that obligation at the time of service. Any amounts not collected at the time of service are subject to our normal collection and reserve policy. We also have a management agreement with each of the facilities under which we provide day-to-day management services for a management fee that is typically a percentage of the net revenues of the facility.

Our partnership and limited liability company agreements typically provide that if various regulatory changes take place we will be obligated to purchase some or all of the ownership interests of the physicians in the partnerships or limited liability companies that own and operate the applicable surgery centers. The regulatory changes that could trigger such an obligation include changes that:

- make illegal the referral of Medicare and other patients to our surgery centers by physicians affiliated with us;
- create the substantial likelihood that cash distributions from the partnership or limited liability company to the physician owners thereof will be illegal; or
- cause physician ownership interests in the partnerships or limited liability companies to be illegal.

Typically, our partnership and limited liability company agreements allow us to use shares of our common stock as consideration for the purchase of a physician's interest should we be required to purchase these interests. In the event we are required to purchase these interests and our common stock does not maintain a sufficient valuation, we may be required to use cash for the acquisition of a physician's interest. As a result, the triggering of these obligations and the possible termination of our affiliation with these physicians, which we do not believe is likely, could have a material adverse effect on us.

Our business depends upon the efforts and success of the physicians who provide medical services at our facilities and the strength of our relationships with these physicians. Our business could be adversely affected by the loss of our relationship with, or a reduction in use of our facilities by, a key physician or group of physicians. The physicians that affiliate with us and use our facilities are not our employees. However, we generally offer the physicians the opportunity to purchase equity interests in the facilities they use.

Strategic Relationships

A key element of our business strategy is to pursue strategic relationships with not-for-profit healthcare systems ("hospital partners") in selected markets. Of our 84 U.S. facilities, 48 are jointly-owned with not-for-profit healthcare systems. Our strategy involves developing these relationships in three primary ways. One way is by adding new facilities in existing markets with our existing hospital partners. An example of this is our relationship with the Baylor Health Care System in Dallas, Texas. Our joint ventures with Baylor own a network of 20 operational surgical facilities that serve the approximately four million people in the Dallas/Fort Worth area. These joint ventures have added new facilities each year since their inception in 1999, including three during 2004, and have an additional two facilities under construction.

Another way we develop these relationships is through expansion into new markets, both with existing hospital partners and with new partners. An example of this strategy with an existing partner is our expansion into new markets with Catholic Healthcare West (CHW). Our relationship with CHW began in 1998 with a facility in Las Vegas, Nevada, expanded into Phoenix, Arizona with three facilities, two of which were newly developed, during 2003, and continues as we enter new markets in California, where we have two facilities under construction and an additional two under development, some of which we expect to open in 2005. Another example of this strategy is our relationship with Ascension Health, with whom we jointly own facilities in Nashville, Tennessee and with whom we entered the Baltimore, Maryland market through the acquisition of an equity interest in a facility during 2004. During 2004 we entered the Oklahoma market with a new partner, INTEGRIS Health, through the acquisition of equity interests in two facilities, and opened facilities with CHRISTUS Health in San Antonio, Texas, with Bon Secours Health System in Newport News, Virginia, and Providence Health System, in Mission Hills, California. We expect projects currently under development to result in our opening facilities in additional new markets with not-for-profit hospital partners.

A third way we develop our strategic relationships with not-for-profit healthcare systems is through the contribution of our ownership interests in existing facilities to a joint venture relationship. During 2003 and 2004 we added a not-for-profit hospital partner to six facilities we had previously operated without a hospital partner. We expect to add a not-for-profit hospital partner in the future to some of the remaining 36 facilities that do not yet have such a partner.

Operations in the United Kingdom

We operate three private hospitals in greater London. We acquired Parkside Hospital and Holly House Hospital in 2000 and Highgate Hospital in 2003. Parkside Hospital, located in Wimbledon, a suburb southwest of London, has 69 registered acute care beds, including four high dependency beds and four operating theatres, one of which is a dedicated endoscopy suite. Parkside also has its own on-site pathology laboratory which provides services to the on-site cancer treatment center. The imaging department, which has been extensively upgraded in the past three years, has an MRI scanner, CT scanner, and two X-ray screening rooms, plus mammography, dental and ultrasound services available. Approximately 415 surgeons, anesthesiologists, and physicians, all of whom have been subject to a strict credentialing process and continue to participate in annual appraisal programs that Parkside shares with a local hospital operated by the United Kingdom's national health service, have admitting privileges to the hospital. Parkside's key specialties include orthopedics, oncology, gynecology, neurosurgery, ear-nose-throat, endoscopy and general surgery, and the hospital is currently expanding its day case services.

Parkside Oncology Clinic opened in August 2003 and has state of the art equipment designed to provide a wide range of cancer treatments. The pre-treatment and planning suite houses a dedicated CT scanner, which, along with the linear accelerators and virtual simulation software, is linked to the department's planning system. The clinic also has its own pharmacy aseptic suite which provides chemotherapy to the day case unit at the hospital.

Holly House Hospital, located in a suburb northeast of London near Essex, has been an acute care hospital for over 20 years and has 55 registered acute care beds, including three high dependency beds. The hospital has three operating theatres and its own on-site pathology laboratory and pharmacy. A diagnostic suite houses MRI and CT scanners, X-ray screening rooms, mammography, ultrasound, and DEXA scanning as well as Kodak Computer Radiography. Over 260 surgeons, anesthesiologists, and physicians have admitting privileges at the hospital, and there are well-established orthopedic, plastic, IVF, and general surgery practices.

Highgate Hospital is a 32 bed acute care hospital located in the affluent Highgate area of London. The hospital has an established cosmetic surgery business and additional practices including endoscopy and general surgery are being developed.

Case Mix

The following table sets forth the percentage of our revenues determined based on internally reported case volume from our U.S. facilities and internally reported revenue from our U.K. facilities for the year ended December 31, 2004 from each of the following specialties:

Specialty	U.S.	U.K.
Orthopedic	23%	27%
Pain management	20	1
Gynecology	3	12(1)
General surgery	5	13
Ear, nose and throat	6	3
Gastrointestinal	15	3
Plastic surgery	5	22
Ophthalmology	10	3
Other	13	16
Total	100%	100%

(1) Also includes in vitro fertilization.

Payor Mix

The following table sets forth the percentage of our revenues determined based on internally reported case volume from our U.S. surgical facilities and internally reported revenue from our U.K. facilities for the year ended December 31, 2004 from each of the following payors:

Payor	U.S.	U.K.
Private insurance	68%	50%
Self-pay	3	43
Government	27(1)	7
Other	2	—
Total	100%	100%

(1) Based solely on case volume. Because government payors typically pay less than private insurance, the percentage of our U.S. revenue attributable to government payors is approximately 10% for Medicare and 1% for Medicaid.

The following table sets forth information relating to the not-for-profit healthcare systems with which we are affiliated as of December 31, 2004:

Healthcare System	Geographical Focus	Number of Facilities Operated with USPI
Single Market Systems:		
Baylor Health Care System	Dallas/Fort Worth, Texas	20
Memorial Hermann Healthcare System	Houston, Texas	5
INTEGRIS Health	Oklahoma	2
Meridian Health System	New Jersey	2
Covenant Health:	Eastern Tennessee	1
Fort Sanders Parkwest Medical Center	Knoxville, Tennessee	
Decatur General Hospital	Decatur, Alabama	1
Mountain States Health Alliance:	Northeast Tennessee	1
Johnson City Medical Center	Johnson City, Tennessee	
Northside Cherokee Hospital	Atlanta, Georgia	1
Robert Wood Johnson University Hospital	East Brunswick, New Jersey	1
Sarasota Memorial Hospital	Florida	1
McLaren Health Care Corporation	Michigan	(a)

Healthcare System	Geographical Focus	Number of Facilities Operated with USPI
Multi-Market Systems:		
Ascension Health:	19 states and D.C. (b)	6
St. Thomas Health Services System (5 facilities)	Middle Tennessee	
St. Agnes HealthCare (1 facility)	Baltimore, Maryland	
Catholic Healthcare West:	California, Arizona, Nevada	4
St. Joseph's Hospital and Medical Center (3 facilities)	Phoenix, Arizona	
St. Rose Dominican Hospital (1 facility)	Henderson, Nevada	
Glendale Memorial Hospital and Health Center(a)	Glendale, California	
St. John's Regional Medical Center(a)	Oxnard, California	
San Gabriel Valley Medical Center(a)	San Gabriel, California	
Bon Secours Health System:	Nine eastern states (c)	
Mary Immaculate Hospital	Newport News, Virginia	1
Memorial Regional Medical Center(a)	Richmond, Virginia	
CHRISTUS Health:	Six states (d)	1
Christus Santa Rosa Health Corporation	San Antonio, Texas	
Providence Health System:	Four western states (e)	1
Providence Holy Cross Medical Center	Mission Hills, California	
Adventist Health System:	Eleven states (f)	(a)
Huguley Memorial Medical Center	Fort Worth, Texas	—
Totals		48

(a) A joint venture agreement has been signed and projects have been initiated, but no facilities in this joint venture are yet operational.

(b) Alabama, Arkansas, Arizona, Connecticut, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Louisiana, Maryland, Michigan, Missouri, New York, Pennsylvania, Tennessee, Texas, Washington, and Wisconsin.

(c) Florida, Kentucky, Maryland, Michigan, New Jersey, New York, Pennsylvania, South Carolina, and Virginia.

(d) Arkansas, Louisiana, Missouri, Oklahoma, Texas, and Utah.

(e) Alaska, California, Oregon, and Washington.

(f) Colorado, Florida, Georgia, Illinois, Kansas, Kentucky, Michigan, North Carolina, Tennessee, Texas and Wisconsin.

Facilities

The following table sets forth information relating to the facilities that we operated as of December 31, 2004:

	Facility	Date of Acquisition or Affiliation	Number of Operating Rooms	Percentage Owned by USPI
	United States			
	Atlanta			
*	Advanced Surgery Center of Georgia, Canton, Georgia(1)	3/27/02	3	28
	East West Surgery Center, Austell, Georgia	9/1/00(4)	3	51
	Lawrenceville Surgery Center, Lawrenceville, Georgia	8/1/01	2	15
	Northwest Georgia Surgery Center, Marietta, Georgia	11/1/00(4)	2	15
	Orthopaedic South Surgical Center, Morrow, Georgia	11/28/03	2	15
	Resurgens Surgical Center, Atlanta, Georgia	10/1/98(4)	4	40
	Roswell Surgery Center, Roswell, Georgia	10/1/00(4)	2	15
	Chicago			
	Same Day Surgery 25 East, Chicago, Illinois	10/15/04	4	93
	Same Day Surgery Elmwood Park, Elmwood Park, Illinois	10/15/04	3	75
	Same Day Surgery North Shore, Evanston, Illinois	10/15/04	2	92
	Same Day Surgery River North, Chicago, Illinois	10/15/04	4	72
	Same Day Surgery Six Corners, Chicago, Illinois	10/15/04	4	50
	Dallas/Fort Worth			
*	Surgery Center of Arlington, Arlington, Texas(1)	2/1/99	6	43
*	Baylor Surgicare, Garland, Texas(1)	6/1/99	6	20
*	Bellaire Surgery Center, Fort Worth, Texas	10/15/02	4	20
*	Denton Surgicare, Denton, Texas(1)	2/1/99	4	21
*	Frisco Medical Center, Frisco, Texas(5)	9/30/02	6	20
*	Grapevine Surgicare, Grapevine, Texas	2/16/02	4	11
*	Irving-Coppell Surgical Hospital, Irving,Texas(5)	10/20/03	5	10
*	Surgery Center of Lewisville, Lewisville, Texas(1),(3)	9/16/02	6	0
*	Mary Shiels Hospital(5)	4/1/03	5	20
*	Medical Centre Surgicare, Fort Worth, Texas(1),(5)	12/18/98	8	44
*	Metroplex Surgicare, Bedford, Texas(1)	12/18/98	5	44
*	North Texas Surgery Center, Dallas, Texas(1)	12/18/98	4	45
*	Park Cities Surgery Center, Dallas, Texas	6/9/03	4	41
*	Physicians Day Surgery Center, Dallas, Texas	10/12/00	4	20
*	Physicians Surgical Center of Fort Worth, Fort Worth, Texas	7/13/04	4	8
*	Premier Ambulatory Surgery Center of Garland, Garland, Texas	2/1/99	2	45
*	Heath Surgicare, Rockwall, Texas	11/1/04	3	28
*	Texas Surgery Center, Dallas, Texas(1)	6/1/99	4	20
*	Trophy Club Medical Center, Trophy Club, Texas(5)	5/3/04	6	23
*	Valley View Surgery Center, Dallas, Texas	12/18/98	4	58
	Houston			
*	Doctors Outpatient Surgicenter, Pasadena, Texas	9/1/99	5	68
*	Memorial Hermann Surgery Center Northwest, Houston, Texas	9/1/04	5	13

	Facility	Date of Acquisition or Affiliation	Number of Operating Rooms	Percentage Owned by USPI
*	Sugar Land Surgical Hospital, Sugar Land, Texas(5)	12/28/02	4	13
*	TOPS Surgical Specialty Hospital, Houston, Texas(5)	7/1/99	7	47
*	United Surgery Center — Southeast, Houston, Texas(1)	9/1/99	3	83
	Los Angeles			
	Coast Surgery Center of South Bay, Torrance, California(1)	12/18/01	3	63
	Pacific Endo-Surgical Center, Torrance, California	8/1/03	1	63
*	San Fernando Valley Surgery Center, Mission Hills, California	11/1/04	3	42
	San Gabriel Valley Surgical Center, West Covina, California	11/16/01	4	59
	The Center for Ambulatory Surgical Treatment, Los Angeles, California	11/14/02	4	25
	Nashville			
*	Baptist Ambulatory Surgery Center, Nashville, Tennessee	3/1/98(4)	6	22
*	Baptist Plaza Surgicare, Nashville, Tennessee	12/3/03	7	24
*	Middle Tennessee Ambulatory Surgery Center, Murfreesboro, Tennessee	7/29/98	4	35
*	Physicians Pavilion Surgery Center, Smyrna, Tennessee	7/29/98	4	95
*	Saint Thomas SurgiCare, Nashville, Tennessee	7/15/02	5	22
	New Jersey			
	Central Jersey Surgery Center, Eatontown, New Jersey	11/1/04	3	25
*	Robert Wood Johnson Surgery Center, East Brunswick, New Jersey	6/26/02	5	44
	Shore Outpatient Surgicenter, Lakewood, New Jersey	11/1/04	3	63
*	Shrewsbury Surgery Center, Shrewsbury, New Jersey	4/1/99	4	28
*	Toms River Surgery Center, Toms River, New Jersey	3/15/02	4	28
	Phoenix			
*	Arizona Orthopedic Surgical Hospital, Phoenix, Arizona(5)	5/19/04	6	38
*	St. Joseph's Outpatient Surgery Center, Phoenix, Arizona	9/2/03	9	49
*	Warner Outpatient Surgery Center, Phoenix, Arizona	7/1/99	4	38
	Additional Markets			
	Alamo Heights Surgery Center, San Antonio, Texas	12/1/04	3	66
	Austintown Ambulatory Surgery Center, Austintown, Ohio(1)	4/12/02	5	63
*	Cape Surgery Center, Sarasota, Florida	10/18/04	6	48
*	Christus Santa Rosa Surgery Center, San Antonio, Texas	5/3/04	5	21
	Corpus Christi Outpatient Surgery Center, Corpus Christi, Texas(1)	5/1/02	5	69
	Creekwood Surgery Center, Kansas City, Missouri(1)	7/29/98	4	64
	Day-Op Center of Long Island, Mineola, New York(2)	12/4/98	4	0
*	Decatur Ambulatory Surgery Center, Decatur, Alabama(1)	7/29/98	2	61
	Destin Surgery Center, Destin, Florida	9/25/02	2	30
	Las Cruces Surgical Center, Las Cruces, New Mexico(1)	2/1/01	3	50
*	Mary Immaculate Ambulatory Surgical Center, Newport News, Virginia	7/19/04	4	25
*	Mountain Empire Surgery Center, Johnson City, Tennessee	2/20/00(4)	4	20
	New Mexico Orthopaedic Surgery Center, Albuquerque, New Mexico	2/29/00(4)	4	51

	Facility	Date of Acquisition or Affiliation	Number of Operating Rooms	Percentage Owned by USPI
*	Oklahoma Center for Orthopedic MultiSpecialty Surgery, Oklahoma City, Oklahoma(5)	8/2/04	4	25
	Specialists Surgery Center, Oklahoma City, Oklahoma(1)	3/27/02	4	51
*	Parkway Surgery Center, Henderson, Nevada	8/3/98	5	45
*	Parkwest Surgery Center, Knoxville, Tennessee	7/26/01	5	22
	Reading Surgery Center, Spring Township, Pennsylvania	7/1/04	3	65
*	Saint Agnes Surgery Center, Ellicott City, Maryland	10/01/04	4	75
*	Southwest Orthopaedic Ambulatory Surgery Center, Oklahoma City, Oklahoma	8/2/04	2	25
	The Surgery Center, Middleburg Heights, Ohio(1)	6/19/02	7	64
	Surgi-Center of Central Virginia, Fredericksburg, Virginia	11/29/01	4	78
	Surgery Center of Fort Lauderdale, Fort Lauderdale, Florida	11/1/04	4	61
	Teton Outpatient Services, Jackson, Wyoming	8/1/98(4)	2	52
	Texan Surgery Center, Austin, Texas	6/1/03	3	65
	Tulsa Outpatient Surgery Center, Tulsa, Oklahoma	11/1/04	4	30
	United Surgery Center, Cottonwood, Arizona(6)	7/14/03	2	25
	University Surgical Center, Winter Park, Florida	10/15/98	3	40
	Zeeba Surgery Center, Lyndhurst, Ohio(1)	10/11/02	5	58
	United Kingdom			
	Parkside Hospital, Wimbledon	4/6/00	4	100
	Holly House Hospital, Essex	4/6/00	3	100
	Highgate Private Clinic, Highgate	4/29/03	3	100

* Facilities jointly owned with not-for-profit hospital systems.

(1) Certain of our surgery centers are licensed and equipped to accommodate 23-hour stays.

(2) Operated through a consulting and administrative agreement.

(3) Management agreement only.

(4) Indicates date of acquisition by OrthoLink Physician Corporation. We acquired OrthoLink in February 2001.

(5) Surgical hospitals, all of which are licensed and equipped for overnight stays.

(6) During January 2005 we sold our ownership in this facility and exited the management contract.

We lease the majority of the facilities where our various surgery centers and private surgical hospitals conduct their operations. Our leases have initial terms ranging from one to twenty years and most of the leases contain options to extend the lease period for up to ten additional years.

Our corporate headquarters is located in a suburb of Dallas, Texas. We currently lease approximately 48,000 square feet of space at 15305 Dallas Parkway, Addison, Texas. The lease expires in April 2011.

Our office in the United Kingdom is located in London. We currently lease 1,900 square feet. The lease expires in February 2014.

We lease 10,408 square feet of space in Brentwood, Tennessee, which currently serves as a regional office. The lease expires in February 2008.

We lease 2,869 square feet of space in Houston, Texas, which currently serves as a regional office. The lease expires in July 2009.

We lease 1,898 square feet of space in Pasadena, California, which currently serves as a regional office. The lease expires in November 2009.

Development

The following table sets forth information relating to facilities that are currently under construction:

Facility Location	Hospital Partner	Type	Expected Opening Date	Number of Operating Rooms/Beds
Garland, Texas	Baylor	Surgery Center	2Q05	5 OR's
Dallas, Texas	Baylor	Surgery Center	3Q05	5 OR's
Oxnard, California	CHW	Surgery Center	1Q05	4 OR's
San Gabriel, California	CHW	Surgery Center	1Q05	3 OR's
Manalapan, New Jersey	Meridian	Surgery Center	3Q05	4 OR's
Baton Rouge, Louisiana	None	Surgical Hospital	3Q05	4 OR's, 11 beds

We also have eleven additional projects under development, all of which involve a hospital partner. It is possible that some of these projects, as well as other projects which are in various stages of negotiation with both current and prospective joint venture partners, will result in our operating additional facilities sometime in 2005. While our history suggests that many of these projects will culminate with the opening of a profitable surgical facility, we can provide no assurance that any of these projects will reach that stage or will be successful thereafter.

Marketing

Our sales and marketing efforts are directed primarily at physicians, who are principally responsible for referring patients to our facilities. We market our facilities to physicians by emphasizing (1) the high level of patient and physician satisfaction with our surgery centers, which is based on surveys we take concerning our facilities, (2) the quality and responsiveness of our services, (3) the practice efficiencies provided by our facilities and (4) the benefits of our affiliation with our hospital partners. We also directly negotiate, together in some instances with our hospital partners, agreements with third-party payors, which generally focus on the pricing, number of facilities in the market and affiliation with physician groups in a particular market. Maintaining access to physicians and patients through third-party payor contracting is essential for the economic viability of most of our facilities.

Competition

In all of our markets, we compete with other providers, including major acute care hospitals. Hospitals have various competitive advantages over us, including their established managed care contracts, community position, physician loyalty and geographical convenience for physicians' in-patient and out-patient practices. However, we believe that, in comparison to hospitals with which we compete for managed care contracts, our surgery centers and private surgical hospitals compete favorably on the basis of cost, quality, efficiency and responsiveness to physician needs in a more comfortable environment for the patient.

We compete with other providers in each of our markets for patients and for contracts with insurers or managed care payors. Competition for managed care contracts with other providers is focused on the pricing, number of facilities in the market and affiliation with key physician groups in a particular market. We believe that our relationships with our hospital partners enhance our ability to compete for managed care contracts. We also encounter competition with other companies for acquisition and development of facilities and in the United States for strategic relationships with not-for-profit healthcare systems and physicians.

There are several publicly-held companies, or divisions of large publicly-held companies, that acquire and develop freestanding multi-specialty surgery centers and private surgical hospitals. Some of these competitors have greater resources than we do. The principal competitive factors that affect our ability and the ability of our competitors to acquire surgery centers and private surgical hospitals are price, experience, reputation and access to capital. Further, in the United States many physician groups develop surgery centers without a corporate partner. It is generally difficult, however, for a single practice to create effectively the efficient operations and marketing programs necessary to compete with other provider networks and companies. As a result, and also due to the financial investment necessary to develop surgery centers and private surgical hospitals, many healthcare systems and physician groups are attracted to corporate partners such as us.

In the United Kingdom, we face competition from both the national health service and other privately operated hospitals. Across the United Kingdom, a large number of private hospitals are owned by the four largest hospital operators. In addition, the two largest payors account for over half of the privately insured market. We believe our hospitals can effectively compete in this market due to location and specialty mix of our facilities. Our hospitals also have a higher portion of self pay business than the overall market. Self pay business is not influenced by the private insurers.

Employees

As of December 31, 2004, we employed approximately 3,450 persons, 2,850 of whom are full-time employees and 600 of whom are part-time employees. Of these employees, we employ approximately 2,700 in the United States and 750 in the United Kingdom. The physicians that affiliate with us and use our facilities are not our employees. However, we generally offer the physicians the opportunity to purchase equity interests in the facilities they use.

Professional and General Liability Insurance

In the United States, we maintain professional liability insurance that provides coverage on a claims made basis of $1.0 million per incident and $5.0 million in annual aggregate amount per location with retroactive provisions upon policy renewal. We also maintain general liability insurance coverage of $1.0 million per occurrence and $5.0 million in annual aggregate amount per location, as well as business interruption insurance and property damage insurance. In addition, we maintain umbrella liability insurance in the aggregate amount of $20.0 million. The governing documents of each of our surgical facilities require physicians who conduct surgical procedures at those facilities to maintain stated amounts of insurance. In the United Kingdom, we maintain general public insurance in the amount of £5.0 million, malpractice insurance in the amount of £3.0 million and property and business interruption insurance. Our insurance policies are generally subject to annual renewals. We believe that we will be able to renew current policies or otherwise obtain comparable insurance coverage at reasonable rates. However, we have no control over the insurance markets and can provide no assurance that we will economically be able to maintain insurance similar to our current policies.

Government Regulation

United States

The healthcare industry is subject to extensive regulation by federal, state and local governments. Government regulation affects our business by controlling growth, requiring licensing or certification of facilities, regulating how facilities are used, and controlling payment for services provided. Further, the regulatory environment in which we operate may change significantly in the future. While we believe we have structured our agreements and operations in material compliance with applicable law, there can be no assurance that we will be able to successfully address changes in the regulatory environment.

Every state imposes licensing and other requirements on healthcare facilities. In addition, many states require regulatory approval, including certificates of need, before establishing or expanding various types of healthcare facilities, including surgery centers and private surgical hospitals, offering services or making capital expenditures in excess of statutory thresholds for healthcare equipment, facilities or programs. We may become subject to additional burdensome regulations as we expand our existing operations and enter new markets.

In addition to extensive existing government healthcare regulation, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. We believe that these healthcare reform initiatives will continue during the foreseeable future. If adopted, some aspects of previously proposed reforms, such as further reductions in Medicare or Medicaid payments, or additional prohibitions on physicians' financial relationships with facilities to which they refer patients, could adversely affect us.

We believe that our business operations materially comply with applicable law. However, we have not received a legal opinion from counsel or from any federal or state judicial or regulatory authority to this effect, and many aspects of our business operations have not been the subject of state or federal regulatory scrutiny or interpretation. Some of the laws applicable to us are subject to limited or evolving interpretations; therefore, a review of our operations by a court or law enforcement or regulatory authority might result in a determination that could have a material adverse effect on us. Furthermore, the laws applicable to us may be amended or interpreted in a manner that could have a material adverse effect on us. Our ability to conduct our business and to operate profitably will depend in part upon obtaining and maintaining all necessary licenses, certificates of need and other approvals, and complying with applicable healthcare laws and regulations.

Licensure and certificate-of-need regulations

Capital expenditures for the construction of new facilities, the addition of capacity or the acquisition of existing facilities may be reviewable by state regulators under statutory schemes that are sometimes referred to as certificate of need laws. States with certificate of need laws place limits on the construction and acquisition of healthcare facilities and the expansion of existing facilities and services. In these states, approvals are required for capital expenditures exceeding certain specified amounts and that involve certain facilities or services, including surgery centers and private surgical hospitals.

State certificate of need laws generally provide that, prior to the addition of new beds, the construction of new facilities or the introduction of new services, a designated state health planning agency must determine that a need exists for those beds, facilities or services. The certificate of need process is intended to promote comprehensive healthcare planning, assist in providing high quality healthcare at the lowest possible cost and avoid unnecessary duplication by ensuring that only those healthcare facilities that are needed will be built.

Typically, the provider of services submits an application to the appropriate agency with information concerning the area and population to be served, the anticipated demand for the facility or service to be provided, the amount of capital expenditure, the estimated annual operating costs, the relationship of the proposed facility or service to the overall state health plan and the cost per patient day for the type of care contemplated. The issuance of a certificate of need is based upon a finding of need by the agency in accordance with criteria set forth in certificate of need laws and state and regional health facilities plans. If the proposed facility or service is found to be necessary and the applicant to be the appropriate provider, the agency will issue a certificate of need containing a maximum amount of expenditure and a specific time period for the holder of the certificate of need to implement the approved project.

Our healthcare facilities are also subject to state and local licensing regulations ranging from the adequacy of medical care to compliance with building codes and environmental protection laws. To assure continued compliance with these regulations, governmental and other authorities periodically inspect our facilities. The failure to comply with these regulations could result in the suspension or revocation of a healthcare facility's license.

Our healthcare facilities receive accreditation from the Joint Commission on Accreditation of Healthcare Organizations or the Accreditation Association for Ambulatory Health Care, Inc., nationwide commissions which establish standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of various types of healthcare facilities. Generally, our healthcare facilities must be in operation for at least six months before they are eligible for accreditation. As of December 31, 2004, all but two of our healthcare facilities had been accredited by either the Joint Commission on Accreditation of Healthcare Organizations or the Accreditation Association for Ambulatory Health Care, Inc. or are in the process of applying for such accreditation. Many managed care companies and third-party payors require our facilities to be accredited in order to be considered a participating provider under their health plans.

Medicare and Medicaid Participation in Surgery Centers

Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 or older or who are disabled. Medicaid is a health insurance program jointly funded by state and federal governments that provides medical assistance to qualifying low income persons. Each state Medicaid program has the option to provide payment for surgery center services. All of the states in which we currently operate cover Medicaid surgery center services; however, these states may not continue to cover surgery center services and states into which we expand our operations may not cover or continue to cover surgery center services.

Medicare payments for procedures performed at surgery centers are not based on costs or reasonable charges. Instead, Medicare prospectively determines fixed payment amounts for procedures performed at surgery centers. These amounts are adjusted for regional wage variations. The various state Medicaid programs also pay us a fixed payment for our services, which amount varies from state to state. A portion of our revenues are attributable to payments received from the Medicare and Medicaid programs. For the years ended December 31, 2004, 2003, and 2002, 27%, 25% and 23%, respectively, of our domestic case volumes were attributable to Medicare and Medicaid payments, although the percentage of our overall revenues these cases represent is significantly less because government payors typically pay less than private insurers. For example, approximately 10% and 1% of our 2004 domestic patient service revenues were contributed by Medicare and Medicaid, respectively, despite those cases representing a total of 27% of our domestic case volume.

To participate in the Medicare program and receive Medicare payment, our facilities must comply with regulations promulgated by the Department of Health and Human Services. Among other things, these regulations, known as "conditions of participation," relate to the type of facility, its equipment, its personnel and its standards of medical care, as well as compliance with state and local laws and regulations. Our surgery centers must also satisfy the conditions of participation in order to be eligible to participate in the Medicaid program. All of our surgery centers and private surgical hospitals in the United States are certified or, with respect to newly acquired or developed surgery centers and private surgical hospitals, awaiting certification to participate in the Medicare program. These facilities are subject to annual on-site surveys to maintain their certification. Failure to comply with Medicare's conditions of participation may result in loss of program payment or other governmental sanctions. We have established ongoing quality assurance activities to monitor and ensure our facilities' compliance with these conditions of participation.

The Department of Health and Human Services and the states in which we perform surgical procedures for Medicaid patients may revise the Medicare and Medicaid payments methods or rates in the future. Any such changes could have a negative impact on the reimbursements we receive for our surgical services from the Medicare program and the state Medicaid programs. We do not know at this time when or to what extent revisions to such payment methodologies will be implemented.

As with most government programs, the Medicare and Medicaid programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, freezes and funding reductions, all of which may adversely affect the level of payments to our surgery centers. Currently, Medicare reimbursement rates are frozen pending completion of a cost survey, to be completed no later than 2008. Reductions or changes in Medicare or Medicaid funding could significantly affect our results of operations. We cannot predict at this time whether additional healthcare reform initiatives will be implemented or whether there will be other changes in the administration of government healthcare programs or the interpretation of government policies that would adversely affect our business.

Federal Anti-Kickback Law

State and federal laws regulate relationships among providers of healthcare services, including employment or service contracts and investment relationships. These restrictions include a federal criminal law, referred to herein as the Anti-Kickback Statute, that prohibits offering, paying, soliciting, or receiving any form of remuneration in return for:

- referring patients for services or items payable under a federal healthcare program, including Medicare or Medicaid, or
- purchasing, leasing, or ordering, or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part by a federal healthcare program.

A violation of the Anti-Kickback Statute constitutes a felony. Potential sanctions include imprisonment of up to five years, criminal fines of up to $25,000, civil money penalties of up to $50,000 per act plus three times the remuneration offered or three times the amount claimed and exclusion from all federally funded healthcare programs, including the Medicare and Medicaid programs. The applicability of these provisions to many business transactions in the healthcare industry has not yet been subject to judicial or regulatory interpretation.

Pursuant to the Anti-Kickback Statute, and in an effort to reduce potential fraud and abuse relating to federal healthcare programs, the federal government has announced a policy of increased scrutiny of joint ventures and other transactions among healthcare providers. The Office of the Inspector General of the Department of Health and Human Services closely scrutinizes healthcare joint ventures involving physicians and other referral sources. In 1989, the Office of the Inspector General published a fraud alert that outlined questionable features of "suspect" joint ventures, and the Office of the Inspector General has continued to rely on fraud alerts in later pronouncements. The Office of the Inspector General has also published regulations containing numerous "safe harbors" that exempt some practices from enforcement under the Anti-Kickback Statute. These safe harbor regulations, if fully complied with, assure participants in particular types of arrangements that the Office of the Inspector General will not treat their participation as a violation of the Anti-Kickback Statute. The safe harbor regulations do not expand the scope of activities that the Anti-Kickback Statute prohibits, nor do they provide that failure to satisfy the terms of a safe harbor constitutes a violation of the Anti-Kickback Statute. The Office of the Inspector General has, however, indicated that failure to satisfy the terms of a safe harbor may subject an arrangement to increased scrutiny.

Our partnerships and limited liability companies that are providers of services under the Medicare and Medicaid programs, and their respective limited partners and members, are subject to the Anti-Kickback Statute. A number of the relationships that we have established with physicians and other healthcare providers do not fit within any of the safe harbor regulations issued by the Office of the Inspector General. All of the 82 surgical facilities in the United States in which we hold an ownership interest are owned by partnerships, limited liability partnerships or limited liability companies, which include as partners or members physicians who perform surgical or other procedures at the facilities.

On November 19, 1999, the Office of the Inspector General promulgated rules setting forth additional safe harbors under the Anti-Kickback Statute. The new safe harbors include a safe harbor applicable to surgery centers, referred to as the "surgery center safe harbor." The surgery center safe harbor generally protects ownership or investment interests in a center by physicians who are in a position to refer patients directly to the center and perform procedures at the center on referred patients, if certain conditions are met. More specifically, the surgery center safe harbor protects any payment that is a return on an ownership or investment interest to an investor if certain standards are met in one of four categories of ambulatory surgery centers (1) surgeon-owned surgery centers, (2) single-specialty surgery centers, (3) multi-specialty surgery centers, and (4) hospital/physician surgery centers.

For multi-specialty ambulatory surgery centers, for example, the following standards, among others, apply:

(1) all of the investors must either be physicians who are in a position to refer patients directly to the center and perform procedures on the referred patients, group practices composed exclusively of those physicians, or investors who are not employed by the entity or by any of its investors, are not in a position

to provide items or services to the entity or any of its investors, and are not in a position to make or influence referrals directly or indirectly to the entity or any of its investors;

(2) at least one-third of each physician investor's medical practice income from all sources for the previous fiscal year or twelve-month period must be derived from performing outpatient procedures that require a surgery center or private specialty hospital setting in accordance with Medicare reimbursement rules; and

(3) at least one third of the Medicare-eligible outpatient surgery procedures performed by each physician investor for the previous fiscal year or previous twelve-month period must be performed at the surgery center in which the investment is made.

Similar standards apply to each of the remaining three categories of surgery centers set forth in the regulations. In particular, each of the four categories includes a requirement that no ownership interests be held by a non-physician or non-hospital investor if that investor is (a) employed by the center or another investor, (b) in a position to provide items or services to the center or any of its other investors, or (c) in a position to make or influence referrals directly or indirectly to the center or any of its investors.

Since one of our subsidiaries is an investor in each partnership or limited liability company that owns one of our surgery centers, and since this subsidiary provides management and other services to the surgery center, our arrangements with physician investors do not fit within the specific terms of the surgery center safe harbor or any other safe harbor.

In addition, because we do not control the medical practices of our physician investors or control where they perform surgical procedures, it is possible that the quantitative tests described above will not be met, or that other conditions of the surgery center safe harbor will not be met. Accordingly, while the surgery center safe harbor is helpful in establishing that a physician's investment in a surgery center should be considered an extension of the physician's practice and not as a prohibited financial relationship, we can give you no assurances that these ownership interests will not be challenged under the Anti-Kickback Statute. However, we believe that our arrangements involving physician ownership interests in our surgery centers should not fall within the activities prohibited by the Anti-Kickback Statute.

In addition, with regard to our surgical hospitals, the Office of Inspector General has not adopted any safe harbor regulations under the Anti-Kickback Statute for physician investments in surgical hospitals. Each of our surgical hospitals is held in partnership with physicians who are in a position to refer patients to the hospital. There can be no assurances that these relationships will not be found to violate the Anti-Kickback Statute or that there will not be regulatory or legislative changes that prohibit physician ownership of surgical hospitals.

While several federal court decisions have aggressively applied the restrictions of the Anti-Kickback Statute, they provide little guidance regarding the application of the Anti-Kickback Statute to our partnerships and limited liability companies. We believe that our operations do not violate the Anti-Kickback Statute. However, a federal agency charged with enforcement of the Anti-Kickback Statute might assert a contrary position. Further, new federal laws, or new interpretations of existing laws, might adversely affect relationships we have established with physicians or other healthcare providers or result in the imposition of penalties on us or some of our facilities. Even the assertion of a violation could have a material adverse effect upon us.

Federal Physician Self-Referral Law

Section 1877 of the Social Security Act, commonly known as the "Stark Law," prohibits any physician from referring patients to any entity for the furnishing of certain "designated health services" otherwise payable by Medicare or Medicaid, if the physician or an immediate family member has a financial relationship with the entity, unless an exception applies. As defined by the Stark Law, the term "financial relationship" includes both ownership (or investment) interests and compensation arrangements. Persons who violate the Stark Law are subject to potential civil money penalties of up to $15,000 for each bill or claim submitted in violation of the Stark Law and up to $100,000 for each "circumvention scheme" they are found to have entered into, and potential exclusion from the Medicare and Medicaid programs. In addition, the Stark Law requires the denial (or, refund, as the case may be) of any Medicare and Medicaid payments received for designated health services that result from a prohibited referral.

The list of designated health services under the Stark Law does not include ambulatory surgery services as such. However, some of the ten types of designated health services are among the types of services furnished by our surgery centers. The Department of Health and Human Services, acting through the Centers for Medicare and Medicaid Services, has promulgated regulations implementing the Stark Law. These regulations exclude health services provided by an ambulatory surgery center from the definition of "designated health services" if the services are included in the surgery center's composite Medicare payment rate. Therefore, the Stark Law's self-referral prohibition generally does not apply to health services provided by a surgery center, unless the surgery center separately bills Medicare for the services. We believe that our operations do not violate the Stark Law, as currently interpreted. However, it is possible that the Centers for Medicare and Medicaid Services will further address the exception relating to services provided by a surgery center in the future. Therefore, we cannot assure you that future regulatory changes will not result in us becoming subject to the Stark Law's self-referral prohibition.

Nine of our U.S. facilities, and one additional facility currently under construction, are surgical hospitals rather than outpatient surgery centers. The Stark Law includes an exception for physician investments in hospitals if the physician's investment is in the entire hospital and not just a department of the hospital. We believe that the physician investments in our surgical hospitals fall within the exception and are therefore permitted under the Stark Law. However, recently enacted legislation temporarily changes the way the hospital exception applies to physician investments in "specialty hospitals," as defined by the legislation. This legislation, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, was enacted in December 2003, and created an 18-month moratorium, beginning on the date of enactment, during which physicians may not refer Medicare or Medicaid patients to "specialty hospitals" in which they have an ownership or investment interest. The legislation defines "specialty hospitals" as hospitals that are primarily or exclusively engaged in the care and treatment of (1) patients with a cardiac condition, (2) patients with an orthopedic condition, (3) patients receiving a surgical procedure or (4) any other specialized category of services that the Secretary of the Department of Health and Human Services designates as inconsistent with the purpose of the hospital ownership exception. The moratorium does not apply to hospitals that were in operation prior to, or under development as of, November 18, 2003, as long as the hospital (a) does not increase the number of physician investors beyond the number it had on November 18, 2003, (b) does not change the type of categories of services it provides from the type it provided as of November 18, 2003, (c) does not increase its bed size except on its main campus, and then only by 50% or five beds, whichever is greater, and (d) meets other requirements that may be specified by the Secretary of the Department of Health and Human Services.

The Modernization Act includes general guidelines for determining whether a hospital is a "specialty hospital," and for determining whether a hospital was "under development" as of November 18, 2003. It vests the Secretary of the Department of Health and Human Services with substantial discretion to interpret these guidelines. Thus far, the Secretary has issued very limited official guidance interpreting the legislation. As a result, we cannot state with certainty how the legislation will apply to our operations. However, the moratorium generally reduces or eliminates our ability to add physician investors to, add beds to, or change the types of specialties of our existing specialty hospital facilities, or to further develop the facility under development in the manner we had planned, or to develop additional hospitals with physician investors, for at least the 18-month time period covered by the moratorium.

False and Other Improper Claims

The federal government is authorized to impose criminal, civil and administrative penalties on any person or entity that files a false claim for payment from the Medicare or Medicaid programs. Claims filed with private insurers can also lead to criminal and civil penalties, including, but not limited to, penalties relating to violations of federal mail and wire fraud statutes. While the criminal statutes are generally reserved for instances of fraudulent intent, the government is applying its criminal, civil and administrative penalty statutes in an ever-expanding range of circumstances. For example, the government has taken the position that a pattern of claiming reimbursement for unnecessary services violates these statutes if the claimant merely should have known the services were unnecessary, even if the government cannot demonstrate actual knowledge. The government has also taken the position that claiming payment for low-quality services is a violation of these statutes if the claimant should have known that the care was substandard.

Over the past several years, the government has accused an increasing number of healthcare providers of violating the federal False Claims Act. The False Claims Act prohibits a person from knowingly presenting, or causing to be presented, a false or fraudulent claim to the United States government. The statute defines "knowingly" to include not only actual knowledge of a claim's falsity, but also reckless disregard for or intentional ignorance of the truth or falsity of a claim. Because our facilities perform hundreds of similar procedures a year for which they are paid by Medicare, and there is a relatively long statute of limitations, a billing error or cost reporting error could result in significant penalties.

Under the "qui tam," or whistleblower, provisions of the False Claims Act, private parties may bring actions on behalf of the federal government. Such private parties, often referred to as relators, are entitled to share in any amounts recovered by the government through trial or settlement. Both direct enforcement activity by the government and whistleblower lawsuits have increased significantly in recent years and have increased the risk that a healthcare company, like us, will have to defend a false claims action, pay fines or be excluded from the Medicare and Medicaid programs as a result of an investigation resulting from a whistleblower case. Although we believe that our operations materially comply with both federal and state laws, they may nevertheless be the subject of a whistleblower lawsuit, or may otherwise be challenged or scrutinized by governmental authorities. A determination that we have violated these laws could have a material adverse effect on us.

State Anti-Kickback and Physician Self-Referral Laws

Many states, including those in which we do or expect to do business, have laws that prohibit payment of kickbacks or other remuneration in return for the referral of patients. Some of these laws apply only to services reimbursable under state Medicaid programs. However, a number of these laws apply to all healthcare services in the state, regardless of the source of payment for the service. Based on court and administrative interpretations of the federal Anti-Kickback Statute, we believe that the Anti-Kickback Statute prohibits payments only if they are intended to induce referrals. However, the laws in most states regarding kickbacks have been subjected to more limited judicial and regulatory interpretation than federal law. Therefore, we can give you no assurances that our activities will be found to be in compliance with these laws. Noncompliance with these laws could subject us to penalties and sanctions and have a material adverse effect on us.

A number of states, including those in which we do or expect to do business, have enacted physician self-referral laws that are similar in purpose to the Stark Law but which impose different restrictions. Some states, for example, only prohibit referrals when the physician's financial relationship with a healthcare provider is based upon an investment interest. Other state laws apply only to a limited number of designated health services. Some states do not prohibit referrals, but require that a patient be informed of the financial relationship before the referral is made. We believe that our operations are in material compliance with the physician self-referral laws of the states in which our facilities are located.

Health Information Security and Privacy Practices

The Health Insurance Portability and Accountability Act of 1996 contains, among other measures, provisions that require many organizations, including us, to employ systems and procedures designed to protect each patient's individual healthcare information. The Health Insurance Portability and Accountability Act of 1996 requires the Department of Health and Human Services to issue rules to define and implement patient privacy and security standards. Among the standards that the Department of Health and Human

Services has adopted and will adopt pursuant to the Health Insurance Portability and Accountability Act of 1996 are standards for the following:

- electronic transactions and code sets;
- unique identifiers for providers, employers, health plans and individuals;
- security and electronic signatures;
- privacy; and
- enforcement.

On August 17, 2000, the Department of Health and Human Services finalized the transaction standards. We were required to and did comply with these standards by October 16, 2003. The transaction standards require us to use standard code sets established by the rule when transmitting health information in connection with some transactions, including health claims and health payment and remittance advices.

On February 20, 2003, the Department of Health and Human Services issued a final rule that establishes, in part, standards for the security of health information by health plans, healthcare clearinghouses and healthcare providers that maintain or transmit any health information in electronic form, regardless of format. We are an affected entity under the rule. These security standards require affected entities to establish and maintain reasonable and appropriate administrative, technical and physical safeguards to ensure integrity, confidentiality and the availability of the information. The security standards were designed to protect the health information against reasonably anticipated threats or hazards to the security or integrity of the information and to protect the information against unauthorized use or disclosure. Although the security standards do not reference or advocate a specific technology, and affected entities have the flexibility to choose their own technical solutions, we expect that the security standards will require us to implement significant systems and protocols.

Compliance with these standards will require significant commitment and action by us. We have appointed members of our management team to direct our compliance with these standards, and we expect to be in compliance with these standards by the required date, which is April 20, 2005. We estimate the total costs of initially implementing these regulations to be $200,000.

On December 28, 2000, the Department of Health and Human Services published a final rule establishing standards for the privacy of individually identifiable health information. This rule was amended May 31, 2002 and August 14, 2002. These privacy standards apply to all health plans, all healthcare clearinghouses and many healthcare providers, including healthcare providers that transmit health information in an electronic form in connection with certain standard transactions. We are a covered entity under the final rule. The privacy standards protect individually identifiable health information held or disclosed by a covered entity in any form, whether communicated electronically, on paper or orally. These standards not only require our compliance with rules governing the use and disclosure of protected health information, but they also require us to impose those rules, by contract, on any business associate to whom such information is disclosed. A violation of the privacy standards could result in civil money penalties of $100 per incident, up to a maximum of $25,000 per person per year per standard. The final rule also provides for criminal penalties of up to $50,000 and one year in prison for knowingly and improperly obtaining or disclosing protected health information, up to $100,000 and five years in prison for obtaining protected health information under false pretenses, and up to $250,000 and ten years in prison for obtaining or disclosing protected health information with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm. We were required to and did comply with this rule by April 14, 2003.

European Union

The European Commission's Directive on Data Privacy went into effect in October 1998 and prohibits the transfer of personal data to non-European Union countries that do not meet the European "adequacy" standard for privacy protection. The European Union privacy legislation requires, among other things, the creation of government data protection agencies, registration of databases with those agencies, and in some instances prior approval before personal data processing may begin.

The U.S. Department of Commerce, in consultation with the European Commission, recently developed a "safe harbor" framework to protect data transferred in trans Atlantic businesses like ours. The safe harbor provides a way for us to avoid experiencing interruptions in our business dealings in the European Union. It also provides a way to avoid prosecution by European authorities under European privacy laws. By certifying to the safe harbor, we will notify the European Union organizations that we provide "adequate" privacy protection, as defined by European privacy laws. To certify to the safe harbor, we must adhere to seven principles. These principles relate to notice, choice, onward transfer or transfers to third parties, access, security, data integrity and enforcement.

We intend to formulate and execute programs that will satisfy the requirements of the safe harbor. Even if we are able to formulate programs that attempt to meet these objectives, we may not be able to execute them successfully, which could have a material adverse effect on our revenues, profits or results of operations.

United Kingdom

While there is no specific anti kickback legislation in the United Kingdom that is unique to the medical profession, general criminal legislation prohibits bribery and corruption. Our private surgical hospitals in the United Kingdom do not pay commissions to or share profits with referring physicians, who invoice patients or insurers directly for fees relating to the provision of their services. Private surgical hospitals in the United Kingdom are required to register with the local Social Services Authority pursuant to the Care Standards Act of 2000, which provides for regular inspections of the facility by the registering authority. The operation of a private surgical hospital without registration is a criminal offense. Under the Misuse of Drugs Act 1971, the supply, possession or production of controlled drugs without a license from the Secretary of State is a criminal offense. The Data Protection Act 1998 requires private surgical hospitals to register as "data controllers." The processing of personal data, such as patient information and medical records, without prior registration is a criminal offense. We believe that our operations in the United Kingdom are in material compliance with the laws referred to in this paragraph.

Risk Factors

An investment in United Surgical Partners International, Inc. involves certain risks. You should carefully read the risks and uncertainties described below and the other information included or incorporated by reference in this report.

We depend on payments from third party payors, including government healthcare programs. If these payments are reduced, our revenue will decrease.

We are dependent upon private and governmental third party sources of payment for the services provided to patients in our surgery centers and private surgical hospitals. The amount of payment a surgery center or private surgical hospital receives for its services may be adversely affected by market and cost factors as well as other factors over which we have no control, including Medicare and Medicaid regulations and the cost containment and utilization decisions of third party payors. In the United Kingdom, a significant portion of our revenues result from referrals of patients to our hospitals by the national health system. We have no control over the number of patients that are referred to the private sector annually. Fixed fee schedules, capitation payment arrangements, exclusion from participation in or inability to reach agreement with managed care programs or other factors affecting payments for healthcare services over which we have no control could also cause a reduction in our revenues.

If we are unable to acquire and develop additional surgery centers or private surgical hospitals on favorable terms, we may be unable to execute our acquisition and development strategy, which could limit our future growth.

Our strategy is to increase our revenues and earnings by continuing to acquire surgical facility companies, groups of surgical facilities and individual surgical facilities and to develop additional surgical facilities, primarily in collaboration with our hospital partners. Our efforts to execute our acquisition and development strategy may be affected by our ability to identify suitable candidates and negotiate and close acquisition and development transactions. We are currently evaluating potential acquisitions and development projects and expect to continue to evaluate acquisitions and development projects in the foreseeable future. The surgical facilities we develop typically incur losses in their early months of operation (more so in the case of surgical hospitals) and, until their case loads grow, they generally experience lower total revenues and operating margins than established surgical facilities, and we expect this to continue to be the case. Historically, each of our newly developed facilities has generated positive cash flow within the first 12 months of operations. We may not be successful in acquiring other companies or additional surgical facilities, developing surgical facilities or achieving satisfactory operating results at acquired or newly developed facilities. Further, the companies or assets we acquire in the future may not ultimately produce returns that justify our related investment. If we are not able to execute our acquisition and development strategy, our ability to increase revenues and earnings through future growth would be impaired.

If we incur material liabilities as a result of acquiring companies or surgical facilities, our operating results could be adversely affected.

Although we conduct extensive due diligence prior to the transactions and seek indemnification from prospective sellers covering unknown or contingent liabilities, we may acquire companies and surgical facilities that have material liabilities for failure to comply with healthcare laws and regulations or other past activities. Although we maintain professional and general liability insurance, we do not currently maintain insurance specifically covering any unknown or contingent liabilities that may have occurred prior to the acquisition of companies and surgical facilities. If we incur these liabilities and are not indemnified or insured for them, our operating results and financial condition could be adversely affected.

If we are unable to manage growth, we may be unable to achieve our growth strategy.

We have acquired interests in or developed all of our surgery centers and private surgical hospitals since our inception in February 1998. We expect to continue to expand our operations in the future. As a young company, our rapid growth has placed, and will continue to place, increased demands on our management, operational and financial information systems and other resources. Further expansion of our operations will require substantial financial resources and management attention. To accommodate our past and anticipated future growth, and to compete effectively, we will need to continue to implement and improve our management, operational and financial information systems and to expand, train, manage and motivate our workforce. Our personnel, systems, procedures or controls may not be adequate to support our operations in the future. Further, focusing our financial resources and management attention on the expansion of our operations may negatively impact our financial results. Any failure to implement and improve our management, operational and financial information systems, or to expand, train, manage or motivate our workforce, could reduce or prevent our growth.

We depend on our relationships with not-for-profit healthcare systems and their ability to assist in negotiating managed care contracts on behalf of the surgical facilities that we jointly own with healthcare systems. If we are not able to maintain our strategic alliances with these not-for-profit healthcare systems, or enter into new alliances, we may be unable to implement our business strategies successfully.

Our domestic business depends in part upon the efforts and success of the not-for-profit healthcare systems with which we have strategic alliances and the strength of our alliances with those healthcare systems. Our business could be adversely affected by any damage to those healthcare systems' reputations or to our alliances with them. We may not be able to maintain our existing alliance agreements on terms and conditions favorable to us or enter into alliances with additional not-for-profit healthcare systems. If we are unable to maintain our existing arrangements on terms favorable to us or enter into alliances with additional not-for-profit healthcare systems, we may be unable to implement our business strategies successfully.

If we and our not-for-profit healthcare system partners are unable to successfully negotiate contracts and maintain satisfactory relationships with managed care organizations or other third party payors, our revenues may decrease.

Our competitive position has been, and will continue to be, affected by initiatives undertaken during the past several years by major domestic purchasers of healthcare services, including federal and state governments, insurance companies and employers, to revise payment methods and monitor healthcare expenditures in an effort to contain healthcare costs. As a result of these initiatives, managed care companies such as health maintenance and preferred provider organizations, which offer prepaid and discounted medical service packages, represent a growing segment of healthcare payors, the effect of which has been to reduce the growth of domestic healthcare facility margins and revenue. Similarly, in the United Kingdom, most patients at private surgical hospitals have private healthcare insurance, either paid for by the patient or received as part of their employment compensation. Our private surgical hospitals in the United Kingdom contract with healthcare insurers on an annual basis to provide services to insured patients.

As an increasing percentage of domestic patients become subject to healthcare coverage arrangements with managed care payors, we believe that our success will continue to depend upon our and our not-for-profit healthcare system partners' ability to negotiate favorable contracts on behalf of our facilities with managed care organizations, employer groups and other private third party payors. If we are unable to enter into these arrangements on satisfactory terms in the future we could be adversely affected. Many of these payors already have existing provider structures in place and may not be able or willing to change their provider networks. Similarly, if we fail to negotiate contracts with healthcare insurers in the United Kingdom on favorable terms, or if we fail to remain on insurers' networks of approved hospitals, such failure could have a material adverse effect on us. We could also experience a material adverse effect to our operating results and financial condition as a result of the termination of existing third party payor contracts.

We depend on our relationships with the physicians who use our facilities. Our ability to provide medical services at our facilities would be impaired and our revenues reduced if we are not able to maintain these relationships.

Our business depends upon the efforts and success of the physicians who provide medical and surgical services at our facilities and the strength of our relationships with these physicians. Our revenues would be reduced if we lost our relationship with one or more key physicians or group of physicians or such physicians or groups reduce their use of our facilities. In addition, any failure of these physicians to maintain the quality of medical care provided or to otherwise adhere to professional guidelines at our surgical facilities or any damage to the reputation of a key physician or group of physicians could damage our reputation, subject us to liability and significantly reduce our revenues.

Our United Kingdom operations are subject to unique risks, any of which, if they actually occur, could adversely affect our results.

We expect that revenue from our United Kingdom operations will continue to account for a significant percentage of our total revenue. Further, we may pursue additional acquisitions in the United Kingdom, which would require substantial financial resources and management attention. This focus of financial resources and management attention could have an adverse effect on our financial results. Our United Kingdom operations are subject, and as they continue to develop may become increasingly subject, to risks such as:

- competition with government sponsored healthcare systems;
- unforeseen changes in foreign regulatory requirements or domestic regulatory requirements affecting our foreign operations;

- identifying, attracting, retaining and working successfully with qualified local management;
- fluctuations in exchange rates;
- difficulties in staffing and managing geographically and culturally diverse, multinational operations; and
- the possibility of an economic downturn in the United Kingdom, which could adversely affect the ability or willingness of employers and individuals in these countries to purchase private health insurance.

These or other factors could have a material adverse effect on our ability to successfully operate in United Kingdom and our financial condition and operations.

Our significant indebtedness could limit our flexibility.

We are significantly leveraged and will continue to have significant indebtedness in the future. Our acquisition and development program requires substantial capital resources, estimated to range from $50.0 million to $70.0 million per year over the next three years, although the range could be exceeded if attractive multi-facility acquisition opportunities are identified. The operations of our existing surgical facilities also require ongoing capital expenditures. We believe that our cash on hand and cash flows from operations will be sufficient to fund our acquisition and development activities in 2005, but if we identify favorable acquisition and development opportunities that require additional resources, we may be required to incur additional indebtedness in order to pursue these opportunities.

However, we may be unable to obtain sufficient financing on terms satisfactory to us, or at all. As a result, our acquisition and development activities would have to be curtailed or eliminated and our financial results would be adversely affected. The degree to which we are leveraged could have other important consequences to you, including the following:

- we must dedicate a substantial portion of our cash flows from operations to the payment of principal and interest on our indebtedness, reducing the funds available for our operations;
- a portion of our borrowings are at variable rates of interest, making us vulnerable to increases in interest rates;
- we may be more highly leveraged than some of our competitors, which could place us at a competitive disadvantage;
- our degree of leverage may make us more vulnerable to a downturn in our business or the economy generally; and
- the terms of our existing credit arrangements contain numerous financial and other restrictive covenants, including restrictions on paying dividends, incurring additional indebtedness and selling assets.

Our revenues may be reduced by changes in payment methods or rates under the Medicare or Medicaid programs.

The Department of Health and Human Services and the states in which we perform surgical procedures for Medicaid patients may revise the Medicare and Medicaid payment methods or rates in the future. Any such changes could have a negative impact on the reimbursements we receive for our surgical services from the Medicare program and the state Medicaid programs. We do not know at this time when or to what extent revisions to such payment methodologies will be implemented.

Efforts to regulate the construction, acquisition or expansion of healthcare facilities could prevent us from acquiring additional surgery centers or private surgical hospitals, renovating our existing facilities or expanding the breadth of services we offer.

Many states in the United States require prior approval for the construction, acquisition or expansion of healthcare facilities or expansion of the services they offer. When considering whether to approve such projects, these states take into account the need for additional or expanded healthcare facilities or services. In a number of states in which we operate, we are required to obtain certificates of need for capital expenditures exceeding a prescribed amount, changes in bed capacity or services offered and under various other circumstances. Following a period of decline, the number of states requiring certificates of need is once again on the rise as state legislators are looking at this process as one way to control rising healthcare costs. Other states in which we now or may in the future operate may adopt certificate of need legislation or regulatory provisions. Our costs of obtaining a certificate of need have ranged up to $500,000. Although we have not previously been denied a certificate of need, we may not be able to obtain the certificates of need or other required approvals for additional or expanded facilities or services in the future. In addition, at the time we acquire a facility, we may agree to replace or expand the acquired facility. If we are unable to obtain the required approvals, we may not be able to acquire additional surgery centers or private surgical hospitals, expand the healthcare services provided at these facilities or replace or expand acquired facilities.

New federal and state legislative and regulatory initiatives relating to patient privacy and electronic data security could require us to expend substantial sums acquiring and implementing new information and transaction systems, which could negatively impact our financial results.

There are currently numerous legislative and regulatory initiatives at the U.S. state and federal levels addressing patient privacy concerns and standards for the exchange of electronic health information. These provisions are intended to enhance patient privacy and the effectiveness and efficiency of healthcare claims and payment transactions. In particular, the Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996 may require us to acquire and implement expensive new computer systems and to adopt business procedures designed to protect the privacy of each of our patient's individual health information.

On August 17, 2000, the Department of Health and Human Services issued final regulations establishing electronic data transmission standards that healthcare providers must use when submitting or receiving certain healthcare data electronically. We were required to and did comply with these regulations by October 16, 2003.

On February 20, 2003, the Department of Health and Human Services issued final regulations to protect the security of health-related information. These security standards will require healthcare providers to implement organizational and technical practices to protect the security of patient information. We expect to comply with these regulations by the required date, which is April 20, 2005.

On December 28, 2000, the Department of Health and Human Services released final regulations regarding the privacy of healthcare information. We complied with these privacy regulations by the deadline, which was April 14, 2003. The privacy regulations extensively regulate the use and disclosure of individually identifiable healthcare information, whether communicated electronically, on paper or verbally. The regulations also provide patients with significant new rights related to understanding and controlling how their health information is used or disclosed. We believe that we are in compliance with the policies and procedures set forth in the privacy regulations.

These regulations are expected to have a financial impact on the healthcare industry because they impose extensive new requirements and restrictions on the use and disclosure of identifiable patient information. We estimate the total cost of these systems and procedures to be $200,000. However, because of the proposed nature of the security regulations, we cannot predict the total financial or other impact of these regulations on our business and compliance with these regulations could require us to spend substantial sums, which could negatively impact our financial results. We believe that we are in material compliance with existing state and federal regulations relating to patient privacy. However, if we fail to comply with the federal privacy regulations, we could incur civil penalties up to $25,000 per calendar year for each violation and criminal penalties with fines up to $250,000 per violation.

If we fail to comply with applicable laws and regulations, we could suffer penalties or be required to make significant changes to our operations.

We are subject to many laws and regulations at the federal, state and local government levels in the jurisdictions in which we operate. These laws and regulations require that our healthcare facilities meet various licensing, certification and other requirements, including those relating to:

- physician ownership of our domestic facilities;
- the adequacy of medical care, equipment, personnel, operating policies and procedures;
- building codes;
- licensure, certification and accreditation;
- billing for services;
- maintenance and protection of records; and
- environmental protection.

We believe that we are in material compliance with applicable laws and regulations. However, if we fail or have failed to comply with applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in Medicare, Medicaid and other government sponsored healthcare programs. A number of initiatives have been proposed during the past several years to reform various aspects of the healthcare system, both domestically and in the United Kingdom. In the future, different interpretations or enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. Current or future legislative initiatives or government regulation may have a material adverse effect on our operations or reduce the demand for our services.

In pursuing our growth strategy, we may expand our presence into new geographic markets. In entering a new geographic market, we will be required to comply with laws and regulations of jurisdictions that may differ from those applicable to our current operations. If we are unable to comply with these legal requirements in a cost-effective manner, we may be unable to enter new geographic markets.

If a federal or state agency asserts a different position or enacts new laws or regulations regarding illegal remuneration under the Medicare or Medicaid programs, we may be subject to civil and criminal penalties, experience a significant reduction in our revenues or be excluded from participation in the Medicare and Medicaid programs.

The federal Anti-Kickback Statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid, or any other federally funded healthcare program. Additionally, the Anti-Kickback Statute prohibits any form of remuneration in return for purchasing, leasing, or ordering or arranging for or recommending the purchasing, leasing or ordering of items or services payable by Medicare, Medicaid or any other federally funded healthcare program. The Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. Violations of the Anti-Kickback Statute may result in substantial civil or criminal penalties, including criminal fines of up to $25,000 and civil penalties of up to $50,000 for each violation, plus three times the remuneration involved or the amount claimed and exclusion from participation in the Medicare and Medicaid programs. The exclusion, if applied to our surgery centers or private surgical hospitals, could result in significant reductions in our revenues, which could have a material adverse effect on our business.

In July 1991, the Department of Health and Human Services issued final regulations defining various "safe harbors." Two of the safe harbors issued in 1991 apply to business arrangements similar to those used in connection with our surgery centers and private surgical hospitals: the "investment interest" safe harbor and the "personal services and management contracts" safe harbor. However, the structure of the limited partnerships and limited liability companies operating our surgery centers and private surgical hospitals, as well as our various business arrangements involving physician group practices, do not satisfy all of the requirements of either safe harbor. Therefore, our business arrangements with our surgery centers, private surgical hospitals and physician groups did not and do not qualify for "safe harbor" protection from government review or prosecution under the Anti-Kickback Statute. Since there is no legal requirement that transactions with referral sources fit within a safe harbor, a business arrangement that does not substantially comply with the relevant safe harbor is not necessarily illegal under the Anti-Kickback Statute.

On November 19, 1999, the Department of Health and Human Services promulgated final regulations creating additional safe harbor provisions, including a safe harbor that applies to physician ownership of or investment interests in surgery centers. The surgery center safe harbor protects four types of investment arrangements: (1) surgeon owned surgery centers; (2) single specialty surgery centers; (3) multi-specialty surgery centers; and (4) hospital/physician surgery centers. Each category has its own requirements with regard to what type of physician may be an investor in the surgery center. In addition to the physician investor, the categories permit an "unrelated" investor, who is a person or entity that is not in a position to provide items or services related to the surgery center or its investors. Our business arrangements with our surgery centers typically consist of one of our subsidiaries being an investor in each limited partnership or limited liability company that owns the surgery center, in addition to providing management and other services to the surgery center. As a result, these business arrangements do not comply with all the requirements of the surgery center safe harbor, and, therefore, are not immune from government review or prosecution.

Although we believe that our business arrangements do not violate the Anti-Kickback Statute, a government agency or a private party may assert a contrary position. Additionally, new domestic federal or state laws may be enacted that would cause our relationships with the physician investors to become illegal or result in the imposition of penalties against us or our facilities. If any of our business arrangements with physician investors were deemed to violate the Anti-Kickback Statute or similar laws, or if new domestic federal or state laws were enacted rendering these arrangements illegal, our business could be adversely affected.

Also, most of the states in which we operate have adopted anti-kickback laws, many of which apply more broadly to all third-party payors, not just to federal healthcare programs. Many of the state laws do not have regulatory safe harbors comparable to the federal provisions and have only rarely been interpreted by the courts or other governmental agencies. We believe that our business arrangements do not violate these state laws. Nonetheless, if our arrangements were found to violate any of these anti-kickback laws, we could be subject to significant civil and criminal penalties that could adversely affect our business.

If physician self-referral laws are interpreted differently or if other legislative restrictions are issued, we could incur significant sanctions and loss of reimbursement revenues.

The U.S. federal physician self-referral law, commonly referred to as the Stark Law, prohibits a physician from making a referral for a "designated health service" to an entity if the physician or a member of the physician's immediate family has a financial relationship with the entity, unless an exception applies. The list of designated health services under the Stark Law does not include ambulatory surgery services as such. However, some of the ten types of designated health services are among the types of services furnished by our surgery centers.

The Department of Health and Human Services, acting through the Centers for Medicare and Medicaid Services, has promulgated regulations implementing the Stark Law. These regulations exclude health services provided by an ambulatory surgery center from the definition of "designated health services" if the services are included in the surgery center's composite Medicare payment rate. Therefore, the Stark Law's self-referral prohibition generally does not apply to health services provided by a surgery center, unless the surgery center separately bills Medicare for the services. We believe that our operations do not violate the Stark Law, as currently interpreted.

In addition, we believe that physician ownership of surgery centers is not prohibited by similar self-referral statutes enacted at the state level. However, the Stark Law and similar state statutes are subject to different interpretations with respect to many important provisions. Violations of these self-referral laws may result in substantial civil or criminal penalties, including large civil monetary penalties and exclusion from participation in the Medicare and Medicaid programs. Exclusion of our surgery centers or private surgical hospitals from these programs through future judicial or agency interpretation of existing laws or additional legislative restrictions on physician ownership or investments in healthcare entities could result in significant loss of reimbursement revenues.

Companies within the healthcare industry continue to be the subject of federal and state investigations, which increases the risk that we may become subject to investigations in the future.

Both federal and state government agencies, as well as private payors, have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations. These investigations relate to a wide variety of topics, including the following:

- cost reporting and billing practices;
- quality of care;
- financial reporting;
- financial relationships with referral sources; and
- medical necessity of services provided.

In addition, the Office of the Inspector General of the Department of Health and Human Services and the Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Moreover, another trend impacting healthcare providers is the increased use of the federal False Claims Act, particularly by individuals who bring actions under that law. Such "qui tam" or "whistleblower" actions allow private individuals to bring actions on behalf of the government alleging that a healthcare provider has defrauded the federal government. If the government intervenes and prevails in the action, the defendant may be required to pay three times the actual damages sustained by the government, plus mandatory civil monetary penalties of between $5,500 and $11,000 for each false claim submitted to the government. As part of the resolution of a qui tam case, the party filing the initial complaint may share in a portion of any settlement or judgment. If the government does not intervene in the action, the qui tam plaintiff may pursue the action independently. Additionally, some states have adopted similar whistleblower and false claims provisions. Although companies in the healthcare industry have been, and may continue to be, subject to qui tam actions, we are unable to predict the impact of such actions on our business, financial position or results of operations.

If laws governing the corporate practice of medicine change, we may be required to restructure some of our domestic relationships which may result in significant costs to us and divert other resources.

The laws of various domestic jurisdictions in which we operate or may operate in the future do not permit business corporations to practice medicine, exercise control over physicians who practice medicine or engage in various business practices, such as fee-splitting with physicians. The interpretation and enforcement of these laws vary significantly from state to state. We are not required to obtain a license to practice medicine in any jurisdiction in which we own or operate a surgery center or private surgical hospital because our facilities are not engaged in the practice of medicine. The physicians who utilize our facilities are individually licensed to practice medicine. In most instances, the physicians and physician group practices performing medical services at our facilities do not have investment or business relationships with us other than through the physicians' ownership interests in the partnerships or limited liability companies that own and operate our facilities and the service agreements we have with some of those physicians.

As a result of our acquisition of OrthoLink, we provide management services to a number of physicians and physician group practices affiliated with OrthoLink. Although we believe that our arrangements with these and other physicians and physician group practices comply with applicable laws, a government agency charged with enforcement of these laws, or a private party, might assert a contrary position. If our arrangements with these physicians and physician group practices were deemed to violate state corporate practice of medicine, fee-splitting or similar laws, or if new laws are enacted rendering our arrangements illegal, we may be required to restructure these arrangements, which may result in significant costs to us and divert other resources.

If domestic regulations change, we may be obligated to purchase some or all of the ownership interests of the physicians affiliated with us.

Upon the occurrence of various fundamental regulatory changes, we will be obligated to purchase some or all of the ownership interests of the physicians affiliated with us in the limited partnerships or limited liability companies that own and operate our surgery centers and private surgical hospitals. The regulatory changes that could create this obligation include changes that:

- make illegal the referral of Medicare or other patients to our surgical facilities by physicians affiliated with us;
- create the substantial likelihood that cash distributions from the limited partnerships or limited liability companies through which we operate our surgical facilities to physicians affiliated with us would be illegal; or
- make illegal the ownership by the physicians affiliated with us of interests in the partnerships or limited liability companies through which we own and operate our surgical facilities.

At this time, we are not aware of any regulatory amendments or proposed changes that would trigger this obligation. Typically, our limited partnership and limited liability company agreements allow us to use shares of our common stock as consideration for the purchase of a physician's ownership interest. The use of shares of our common stock for that purpose would dilute the ownership interests of our common stockholders. In the event that we are required to purchase all of the physicians' ownership interests and our common stock does not maintain a sufficient valuation, we could be required to use our cash resources for the acquisitions, the total cost of which we estimate to be up to $165.0 million. The creation of these obligations and the possible termination of our affiliation with these physicians could have a material adverse effect on us.

The recently adopted Medicare Prescription Drug, Improvement, and Modernization Act of 2003 could restrict our ability to operate our facilities licensed as hospitals and could adversely impact our reimbursement revenues.

The Stark Law includes an exception that permits physicians to refer Medicare and Medicaid patients to hospitals in which they have an ownership interest under certain circumstances. However, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, signed into law in December 2003, created an 18-month moratorium, beginning on the date of enactment, during which physicians may not refer Medicare or Medicaid patients to "specialty hospitals" in which they have an ownership interest. The Medicare Prescription Drug Act defines "specialty hospitals" as hospitals that are primarily or exclusively engaged in the care and treatment of (1) patients with a cardiac condition, (2) patients with an orthopedic condition, (3) patients receiving a surgical procedure or (4) any other specialized category of services that the Secretary of the Department of Health and Human Services designates as inconsistent with the purpose of the hospital ownership exception. The moratorium does not apply to hospitals that were in operation prior to, or under development as of, November 18, 2003, as long as the hospital (a) does not increase the number of physician investors beyond the number it had on November 18, 2003, (b) does not change the type of categories of services it provides from the type it provided as of November 18, 2003, (c) does not increase its bed size except on its main campus, and then only by 50% or five beds, whichever is greater, and (d) meets other requirements that may be specified by the Secretary of the Department of Health and Human Services.

The Medicare Prescription Drug Act includes general guidelines for determining whether a hospital is a "specialty hospital," and for determining whether a hospital was "under development" as of November 18, 2003. It vests the Secretary of the Department of Health and Human Services with substantial discretion to interpret these guidelines. Thus far, the Secretary has issued very limited official guidance interpreting the legislation. As a result, we cannot state with certainty how the legislation will apply to our operations. However, the moratorium generally reduces or eliminates our ability to add physician investors to, add beds to, or change the types of specialties of our existing specialty hospital facilities, or to further develop the facility under development in the manner we had planned, or to develop additional hospitals with physician investors, for at least the 18-month time period covered by the moratorium. These legal constraints on the operation of these facilities could have an adverse financial effect on these facilities. If future legislation is enacted that prohibits all physician referrals to specialty hospitals in which the physicians own an interest, even if those facilities already exist, our specialty hospitals could be materially adversely affected.

The Medicare Prescription Drug Act also limits increases in Medicare reimbursement rates for ambulatory surgery centers. Under the Medicare Prescription Drug Act, the 2% increase in Medicare reimbursement rates for ambulatory surgery centers that became effective on October 1, 2003 is limited beginning April 1, 2004 to an amount equal to the increase in the Consumer Price Index for all urban consumers as estimated by the Secretary of the Department of Health and Human Services for the 12-month period ended March 31, 2003, minus 3.0 percentage points. The Medicare Prescription Drug Act also provides that there will be no increase in these rates through the end of calendar year 2009. The Medicare Prescription Drug Act also directs the General Accounting Office to conduct a study comparing the cost of procedures in surgery centers to the cost of procedures performed in hospital outpatient departments. The Secretary of the Department of Health and Human Services is directed to take this report into account in developing a new ambulatory surgery center payment system so that it is effective on or after January 1, 2006 and not later than January 1, 2008. The Medicare Prescription Drug Act provides that, in the year that the new payment system is implemented, it must be designed to result in the same aggregate amount of expenditures for surgical services provided at ambulatory surgery centers as would be made if the new system were not adopted. The rate changes mandated by the Medicare Prescription Drug Act could have an adverse effect on the revenues of our centers, but we cannot predict at this time the full effect of the payment rate revisions.

If we become subject to significant legal actions, we could be subject to substantial uninsured liabilities.

In recent years, physicians, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large monetary claims and significant defense costs. We do not employ any of the physicians who conduct surgical procedures at our facilities and the governing documents of each of our surgery centers require physicians who conduct surgical procedures at our surgery centers to maintain stated amounts of insurance. Additionally, to protect us from the cost of these claims, we maintain professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe to be appropriate for our operations. If we become subject to claims, however, our insurance coverage may not cover all claims against us or continue to be available at a cost allowing us to maintain adequate levels of insurance. If one or more successful claims against us were not covered by or exceeded the coverage of our insurance, we could be adversely affected.

If we are unable to effectively compete for physicians, strategic relationships, acquisitions and managed care contracts, our business could be adversely affected.

The healthcare business is highly competitive. We compete with other healthcare providers, primarily hospitals and other ambulatory surgery centers, in recruiting physicians and contracting with managed care payors in each of our markets. In the United Kingdom, we also compete with their national health system in recruiting healthcare professionals. There are major unaffiliated hospitals in each market in which we operate. These hospitals have established relationships with physicians and payors. In addition, other companies either are currently in the same or similar business of developing, acquiring and operating surgery centers and private surgical hospitals or may decide to enter our business. Many of these companies have greater financial, research, marketing and staff resources than we do. We may also compete with some of these companies for entry into strategic relationships with not-for-profit healthcare systems and healthcare professionals. If we are unable to compete effectively with any of these entities, we may be unable to implement our business strategies successfully and our business could be adversely affected.

Because our senior management has been key to our growth and success, we may be adversely affected if we lose any member of our senior management.

We are highly dependent on our senior management, including Donald E. Steen, who is our chairman, and William H. Wilcox, who is our president and chief executive officer. Although we have employment agreements with Mr. Steen and Mr. Wilcox and other senior managers, we do not maintain "key man" life insurance policies on any of our officers. Because our senior management has contributed greatly to our growth since inception, the loss of key management personnel or our inability to attract, retain and motivate sufficient numbers of qualified management or other personnel could have a material adverse effect on us.

We may have a special legal responsibility to the holders of ownership interests in the entities through which we own surgical facilities, and that responsibility may prevent us from acting solely in our own best interests or the interests of our stockholders.

Our ownership interests in surgery centers and private surgical hospitals generally are held through limited partnerships, limited liability partnerships or limited liability companies. We typically maintain an interest in a limited partnership, limited liability partnership or limited liability company in which physicians or physician practice groups hold limited partnership, limited liability partnership or membership interests. As general partner or manager of these entities, we may have a special responsibility, known as a fiduciary duty, to manage these entities in the best interests of the other interest holders. We also have a duty to operate our business for the benefit of our stockholders. As a result, we may encounter conflicts between our responsibility to the other interest holders and our responsibility to our stockholders. For example, we have entered into management agreements to provide management services to all but one of our domestic surgery centers in exchange for a fee. Disputes may arise as to the nature of the services to be provided or the amount of the fee to be paid. In these cases, we are obligated to exercise reasonable, good faith judgment to resolve the disputes and may not be free to act solely in our own best interests or the interests of our stockholders. Disputes may also arise between us and our affiliated physicians with respect to a particular business decision or regarding the interpretation of the provisions of the applicable limited partnership agreement or limited liability company agreement. If we are unable to resolve a dispute on terms favorable or satisfactory to us, our business may be adversely affected.

We do not have exclusive control over the distribution of revenues from some of our domestic operating entities and may be unable to cause all or a portion of the revenues of these entities to be distributed.

All of the domestic surgery centers in which we have ownership interests are limited partnerships, limited liability partnerships or limited liability companies in which we own, directly or indirectly, general partnership or managing member interests. Our limited partnership, limited liability partnership and limited liability company agreements, which are typically with the physicians who perform procedures at our surgery centers, usually provide for the quarterly cash distribution of net revenues from operations, less amounts to satisfy obligations such as the entities' non-recourse debt and capitalized lease obligations, operating expenses and working capital. The creditors of each of these limited partnerships, limited liability partnerships and limited liability companies are entitled to payment of the entities' obligations to them, when due and payable, before ordinary cash distributions or distributions in the event of liquidation, reorganization or insolvency may be made. We generally control the entities that function as the general partner of the limited partnerships or the managing member of the limited liability companies through which we conduct operations. However, we do not have exclusive control in some instances over the amount of net revenues distributed from some of our operating entities. If we are unable to cause sufficient revenues to be distributed from one or more of these entities, our relationships with the physicians who have an interest in these entities may be damaged and we could be adversely affected. We may not be able to resolve favorably any dispute regarding revenue distribution or other matters with a healthcare system with which we share control of one of these entities. Further, the failure to resolve a dispute with these healthcare systems could cause the entity we jointly control to be dissolved.

Provisions of our charter documents, Delaware law and our stockholder rights plan could discourage a takeover you may consider favorable or the removal of our current management.

Some provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that you may consider favorable or the removal of our current management. These provisions:

- authorize the issuance of "blank check" preferred stock;
- provide for a classified board of directors with staggered, three-year terms;
- prohibit cumulative voting in the election of directors;
- prohibit our stockholders from acting by written consent without the approval of our board of directors;
- limit the persons who may call special meetings of stockholders; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters to be approved by stockholders at stockholder meetings.

In addition, our certificate of incorporation prohibits the amendment of many of these provisions in our certificate of incorporation by our stockholders unless the amendment is approved by the holders of at least 80% of our shares of common stock.

Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. In addition, purchase rights distributed under our stockholder rights plan will cause substantial dilution to any person or group attempting to acquire us without conditioning the offer on our redemption of the rights. As a result, our stock price may decrease and you might not receive a change of control premium over the then-current market price of the common stock.

Item 2. *Properties*

The response to this item is included in Item 1.

Item 3. *Legal Proceedings*

From time to time, we may be named as a party to legal claims and proceedings in the ordinary course of business. We are not aware of any other claims or proceedings against us or our subsidiaries that might have a material adverse impact on us.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Market for Common Stock. Our common stock has traded on the Nasdaq National Market under the symbol "USPI" since June 8, 2001. As of March 9, 2005, there were approximately 140 record holders of our common stock. The following table sets forth for the periods indicated the high and low sales price per share of our common stock as reported on the Nasdaq National Market.

	High	Low
Year Ended December 31, 2003:		
First Quarter	$20.21	$14.29
Second Quarter	24.62	16.70
Third Quarter	29.35	22.37
Fourth Quarter	34.50	27.33
Year Ended December 31, 2004:		
First Quarter	$39.87	$32.01
Second Quarter	41.15	33.41
Third Quarter	40.00	32.57
Fourth Quarter	42.78	31.63

We have not declared or paid any dividends on our common stock and do not anticipate doing so in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. The payment of any future dividends will be at the discretion of our board of directors and will depend on:

- any applicable contractual restrictions limiting our ability to pay dividends;
- our earnings;
- our financial condition;
- our ability to fund our capital requirements; and
- other factors our board deems relevant.

The indenture governing the senior subordinated notes of our wholly owned finance subsidiary, United Surgical Partners Holdings, Inc., places restrictions on our ability to pay cash dividends on our common stock.

Recent Sales of Unregistered Securities. During 2004, the Company did not issue or sell any securities that were not registered under the Securities Act.

Item 6. *Selected Consolidated Financial Data*

The selected consolidated statement of operations data set forth below for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, and the consolidated balance sheet data at December 31, 2004, 2003, 2002, 2001 and 2000 are derived from our consolidated financial statements, which have been audited by KPMG LLP, our independent registered public accounting firm.

The historical results presented below are not necessarily indicative of results to be expected for any future period. The comparability of the financial and other data included in the table is affected by our loss on early retirement of debt in 2001 and 2004, our acquisitions of OrthoLink on February 12, 2001 and of Aspen Healthcare Holdings Limited on April 6, 2000 as well as other acquisitions completed since our inception. Our Spanish operations, which we sold during 2004, have been reclassified to "discontinued operations" for all data presented in the table below except for the "consolidated balance sheet data", which includes our Spanish operations for all years before 2004. For a more detailed explanation of this financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this report.

	Years Ended December 31,				
	2004	2003	2002	2001	2000
			(In thousands)		
Consolidated Statement of Operations Data:					
Total revenues	$ 389,530	$ 310,564	$ 243,814	$ 167,043	$ 78,894
Equity in earnings of unconsolidated affiliates	18,626	15,074	9,454	5,879	844
Operating expenses excluding depreciation and amortization	(273,614)	(216,213)	(170,193)	(123,030)	(64,732)
Depreciation and amortization	(27,209)	(22,700)	(19,123)	(18,042)	(7,774)
Operating income	107,333	86,725	63,952	31,851	7,232
Other income (expense):					
Interest income	1,591	1,015	774	758	397
Interest expense	(26,720)	(24,863)	(23,307)	(14,834)	(10,614)
Loss on early retirement of debt	(1,635)	—	—	(5,166)	—
Other	247	733	(11)	133	(282)
Income (loss) before minority interests	80,816	63,610	41,408	12,742	(3,267)
Minority interests in income of consolidated subsidiaries	(30,441)	(23,959)	(14,809)	(7,339)	(2,656)
Income tax (expense) benefit	(17,867)	(14,934)	(9,923)	1,446	320
Income (loss) from continuing operations	32,508	24,717	16,676	6,850	(5,603)
Earnings (loss) from discontinued operations, net of tax	53,667	5,159	2,924	(4,100)	(2,561)
Net income (loss)	$ 86,175	$ 29,876	$ 19,600	$ 2,750	$ (8,163)
Net income (loss) attributable to common stockholders(a)	$ 86,175	$ 29,876	$ 19,600	$ 66	$(14,134)
Share Data:					
Net income (loss) per share attributable to common stockholders:					
Basic:					
Continuing operations	$ 1.16	$ 0.91	$ 0.67	$ 0.22	$ (1.47)
Discontinued operations	1.92	0.19	0.12	(0.22)	(0.33)
Total	$ 3.08	$ 1.10	$ 0.79	$ —	$ (1.80)
Diluted:					
Continuing operations	$ 1.11	$ 0.88	$ 0.64	$ 0.21	$ (1.47)
Discontinued operations	1.83	0.18	0.11	(0.21)	(0.33)
Total	$ 2.94	$ 1.06	$ 0.75	$ —	$ (1.80)
Weighted average number of common shares Basic shares	27,942	27,133	24,925	18,380	7,850
Diluted shares	29,298	28,244	26,056	19,291	7,850
Other Data:					
Number of facilities operated as of the end of period(b)	87	65	56	41	25
Cash flows from operating activities	$ 91,540	$ 74,375	$ 49,869	$ 36,700	$ 8,639

	As of December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Consolidated Balance Sheet Data:					
Working capital	$87,178	$29,957	$51,412	$40,285	$(58,213)
Cash and cash equivalents	93,467	28,519	47,571	33,881	3,451
Total assets	922,304	870,509	728,758	556,857	330,396
Total debt	288,485	304,744	276,703	238,681	187,767
Redeemable preferred stock	—	—	—	—	32,819
Total stockholders' equity	474,609	390,655	322,261	226,527	48,797

(a) Includes preferred stock dividends of $2,684 and $5,971 for the years ended December 31, 2001 and 2000, respectively. No preferred stock dividends were declared in 2004, 2003, or 2002. No common stock dividends were declared or paid in any period.

(b) Does not include Spanish facilities. Not derived from audited financial statements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this report.

Overview

We operate ambulatory surgery centers and private surgical hospitals in the United States and the United Kingdom. As of December 31, 2004, we operated 87 facilities, consisting of 84 in the United States and three in the United Kingdom. During September 2004, we sold our operations in Spain, where we had operated nine short-stay surgical facilities. Most of our U.S. facilities are jointly owned with local physicians and a not-for-profit healthcare system that has other healthcare businesses in the region. At December 31, 2004, we had agreements with not-for-profit healthcare systems providing for the joint ownership of 48 of our 84 existing U.S. facilities and also providing a framework for the planning and construction of additional facilities in the future, including all six facilities we are currently constructing as well as additional projects under development. All of our U.S. facilities include physician owners.

Our U.S. facilities, consisting of ambulatory surgery centers and private surgical hospitals (each are generally referred to herein as "short-stay surgical facilities"), specialize in non-emergency surgical cases, the volume of which has steadily increased over the past two decades due in part to advancements in medical technology. These facilities earn a fee from patients, insurance companies, or other payors in exchange for providing the facility and related services a surgeon requires in order to perform a surgical case. In addition, we in turn earn a monthly fee from each facility we operate in exchange for managing its operations. All but three of our facilities are located in the U.S., where we have focused increasingly on adding facilities with not-for-profit healthcare system partners ("hospital partners"). From December 31, 2001 to December 31, 2004, the number of facilities we own jointly with hospital partners more than doubled, increasing from 19 to 48.

In the United Kingdom we operate private hospitals, which supplement the services provided by the government-sponsored healthcare system. Our patients choose to receive care at private hospitals primarily because of waiting lists to receive diagnostic procedures or elective surgery at government-sponsored facilities and pay us either from personal funds or through private insurance, which is offered by an increasing number of employers as a benefit to their employees. Since acquiring our first two facilities in the United Kingdom in 2000, we have expanded selectively by adding a third facility and increasing the capacity and services offered at each facility.

Our continued growth and success depends on our ability to continue to grow volumes at our existing facilities, to successfully open new facilities we develop, and to maintain productive relationships with our hospital partners. We believe we will have significant opportunities to operate more facilities with hospital partners in the future in existing and new markets.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition, results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of consolidated financial statements under GAAP requires our management to make certain estimates and assumptions which impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. These estimates and assumptions also impact the reported amount of net earnings during any period. Estimates are based on information available as of the date financial statements are prepared. Accordingly, actual results could differ from those estimates. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and that require management's most subjective judgments. Our critical accounting policies and estimates include our policies and estimates regarding consolidation, revenue recognition, income taxes, and intangible assets.

Consolidation

Generally, we do not wholly own the facilities we operate. As discussed in "Results of Operations", we operate all of our U.S. facilities through joint ventures with physicians. Increasingly, these joint ventures also include a not-for-profit healthcare system as a partner. We generally have a leadership role in these facilities through a significant voting and economic interest and a contract to manage each facility's operations, but the degree of control we have varies from facility to facility. Accordingly, as of December 31, 2004, we consolidated the financial results of 42 of the facilities we operate, including one in which we hold no ownership but control its operations through a long-term service agreement, and account for 44 under the equity method. We hold no ownership in the other facility, which we currently operate under a management contract but do not control. In addition, we account for passive investments, which represent less than 1% of our investment in unconsolidated affiliates, under the cost method.

Our determination of the appropriate consolidation method to follow with respect to our investments in subsidiaries and affiliates is based on the amount of control we have, combined with our ownership level, in the underlying entity. Our consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and other subsidiaries over which we have control. Our investments in subsidiaries in which we have the ability to exercise significant influence over operating and financial policies, but do not control (including subsidiaries where we have less than 20% ownership), are accounted for on the equity method. Our other investments, which are not significant in amount, are accounted for using the cost method.

Accounting for an investment as consolidated versus equity method generally has no impact on our net income or stockholders' equity in any accounting period, but does impact individual income statement and balance sheet balances. However, if control or influence aspects of an equity method investment were different, it could result in us being required to account for an investment by consolidation or using the cost method. Under the cost method, the investor does not record its share of income or losses of the investee until it receives dividends or distributions from the investee. Conversely, under either consolidation or equity method accounting, the investor effectively records its share of the underlying entity's net income or loss based on its ownership percentage. At December 31, 2004, less than $0.1 million of the Company's total investment in unconsolidated affiliates of $43.4 million relates to investments that are accounted for using the cost method and the remaining total of more than $43.3 million represents investments in unconsolidated affiliates accounted for using the equity method.

Revenue Recognition and Accounts Receivable

We recognize revenue in accordance with Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements,* as updated, which has four basic criteria that must be met before revenue is recognized:

- Existence of persuasive evidence that an arrangement exists;
- Delivery has occurred or services have been rendered;
- The seller's price to the buyer is fixed and determinable; and
- Collectibility is reasonably assured.

Our revenue recognition policies are consistent with these criteria. Over 75% of the surgical cases performed at our facilities are performed under contracted or government mandated fee schedules or discount arrangements. The patient service revenues recorded for these cases are recorded at the contractual value at the time of billing. The predictability of the remaining revenue, for which contractual adjustments are estimated based on historical collections, is such that adjustments to these estimates in subsequent periods have not had a material impact in any period presented. If the discount percentage used in estimating accounts receivable for the cases not billed pursuant to fee schedules were changed by 1%, our 2004 after-tax net income would change by approximately $100,000. The collection cycle for patient services revenue is relatively short, typically ranging from 30 to 60 days depending upon payor and geographic norms, which allows us to evaluate our estimates frequently. Our revenues earned under management and other service contracts are typically based upon objective formulas driven by an entity's financial performance and are generally earned and paid monthly.

Our accounts receivable are comprised of receivables from both the United Kingdom and the United States. As of December 31, 2004, approximately 18% of our total accounts receivable were attributable to our U.K. business. Because our U.K. facilities only treat patients who have demonstrated ability to pay, our U.K. patients arrange for payment prior to treatment. As a result, our bad debt expense in the U.K. is very low. In 2004 it was only $242,000, which is 0.3% of our total U.K. revenues of $84.5 million. In addition, our average days sales outstanding in the U.K. was 33 as of December 31, 2004.

Our U.S. accounts receivable were approximately 82% of our total accounts receivable as of December 31, 2004. In 2004, uninsured or self-pay revenues only accounted for 3% and 7% of our U.S. revenue and accounts receivable, respectively. Insurance revenues (including government payors) accounted for 97% and 93% of our 2004 U.S. revenue and accounts receivable, respectively. Our U.S. facilities primarily perform routine elective surgery that is typically scheduled in advance by physicians who have already seen the patient. As part of our internal control processes, we verify benefits, obtain insurance authorization, calculate patient financial responsibility and notify the patient of their responsibility, all prior to surgery. The nature of our business is such that we do not have any significant receivables that are pending approval from third party payors. We also manage our accounts receivable and focus our collection efforts on aged accounts receivable. However, due to complexities involved in insurance reimbursements and inherent limitations in verification procedures, our business will always have some level of bad debt expense. In 2004, our bad debt expense attributable to U.S. revenue was 2.4%, down from 2.6% in 2003. In addition, as of December 31, 2004, our average days sales outstanding in the U.S. was 43, and the aging of our U.S. accounts receivable was: 65% less than 60 days old, 16% between 60 and 120 days and 19% over 120 days old. Our U.S. bad debt allowance at December 31, 2004 represented 16% of our U.S. accounts receivable balance.

Due to the nature of our business, management relies upon the aging of accounts receivable as its primary tool to estimate bad debt expense. Therefore, we reserve for bad debt based solely upon the aging of accounts receivable, without differentiating by payor source. We write off accounts on an individual basis based on that aging. We believe our reserve policy allows us to accurately estimate our allowance for doubtful accounts and bad debt expense.

Income Taxes

We account for income taxes under the asset and liability method. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by taxing jurisdiction during the periods in which those temporary differences become deductible. If, in our opinion, it is more likely than not that some or all of the deferred tax assets may not be realized, deferred tax assets are reduced by a valuation allowance.

Intangible Assets

We also consider our accounting policy regarding intangible assets to be a critical accounting policy given the significance of intangible assets as compared to our total assets and the changes in accounting for intangible assets required under Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Other Intangible Assets* (SFAS No. 142), which was issued by the Financial Accounting Standards Board on July 20, 2001 and was adopted by us as of January 1, 2002. SFAS No. 142 requires the cessation of amortization of goodwill and identifiable intangible assets with indefinite useful lives and requires that goodwill and all intangible assets with indefinite useful lives be tested for impairment at least annually. We adopted this standard on January 1, 2002, determining that our reporting units are at the operating segment (country) level, and that the majority of our intangible assets, which consist primarily of contracts to manage certain facilities, have indefinite useful lives. Neither the transitional impairment tests performed as of January 1, 2002, nor the annual tests for impairment performed in each succeeding year, identified any impairment of the carrying value of any reporting unit or of any indefinite-lived intangible assets. In addition, we continue to review the carrying values of amortizable intangible assets whenever facts and circumstances change in a manner that indicates their carrying values may not be recoverable.

Discontinued Operations

Effective September 9, 2004, we sold our Spanish operations, receiving proceeds of $141.1 million, net of a $22.2 million tax payment made in the fourth quarter of 2004. Collection of a portion of the sales proceeds was deferred until January 2007, at which time we expect to collect an additional $19.8 million in cash. We recorded an after tax gain of $50.3 million on the sale, which is reflected in discontinued operations. The results of our Spanish operations have been reclassified, for 2004 and all prior periods presented, to discontinued operations.

Acquisitions, Equity Investments and Development Projects

During 2004, six surgery centers and two surgical hospitals developed by us in the United States opened and began performing cases.

Effective December 1, 2004 we acquired a controlling interest in an ambulatory surgery center in San Antonio, Texas, for approximately $16.6 million in cash.

Effective November 1, 2004, we acquired Specialty Surgicenters, Inc., which operates four surgical centers, and concurrently acquired a portion of the minority ownership interests in one of these facilities for aggregate consideration of approximately $21.0 million in cash. We subsequently acquired a portion of the minority ownership interest in another one of these facilities for approximately $12.0 million.

Effective October 15, 2004, we acquired Same Day Surgery, L.L.C., which owns five multi-specialty surgery centers in metropolitan Chicago, and concurrently acquired a portion of the minority ownership interests in four of these facilities for approximately $36.2 million in cash.

Effective August 1, 2004, we acquired a controlling interest in an ambulatory surgery center in Dallas, Texas in which we had previously owned a noncontrolling interest, for $3.2 million in cash.

Effective July 1, 2004, we acquired a controlling interest in an ambulatory surgery center in Reading, Pennsylvania, for approximately $14.6 million in cash.

Effective May 1, 2004, we acquired a controlling interest in an ambulatory surgery center in Austintown, Ohio, in which we had previously owned a noncontrolling interest, for $6.4 million in cash.

Effective January 1, 2004, we acquired a controlling interest in an ambulatory surgery center in Torrance, California in which we had previously owned a noncontrolling interest. The $9.8 million cost was paid in cash in December 2003.

We also engage in investing transactions that are not business combinations, consisting primarily of purchases and sales of noncontrolling equity interests in surgical facilities and the investment of additional cash in surgical facilities under development. During the year ended December 31, 2004, these transactions resulted in net cash outflows totaling $21.1 million, of which $13.3 million was paid to acquire a noncontrolling interest in a surgical hospital and an ambulatory surgery center in Oklahoma City, Oklahoma, $4.0 million to acquire additional ownership in a surgery center in Los Angeles, California, and $1.6 million to acquire a noncontrolling interest in a surgery center near Baltimore, Maryland. During the year ended December 31, 2003, these transactions resulted in net cash outflows totaling $18.3 million, of which $6.1 million was paid to acquire a noncontrolling interest in a surgery center in Torrance, California, $4.4 million was paid to acquire a noncontrolling interest in a recently constructed facility in Dallas, Texas, and $3.8 million of previously deferred purchase price was paid to the former owners of a facility in a suburb of Dallas, Texas based on the financial performance of that facility.

During 2003, three surgery centers and one surgical hospital developed by us in the United States opened and began performing cases.

During June 2003, we acquired a 65% interest in an ambulatory surgery center in Austin, Texas for $10.8 million in cash.

During April 2003, we acquired a private surgical hospital in London, England for approximately £8.7 million ($13.8 million), of which the payment of approximately £0.4 million ($0.7 million) remains deferred pending the resolution of certain contingencies.

During 2002, four surgery centers and two private surgical hospitals developed by us in the United States opened and began performing cases.

In December 2002, we acquired an additional 29% of a surgery center in Torrance, California, in which we had previously been a minority owner, for $9.3 million in cash, bringing our total ownership in the facility to 63% as of December 31, 2002 and triggering our consolidation of the facility in our financial statements.

In October 2002, we acquired an 80% interest in a surgery center in Lyndhurst, Ohio, for $8.1 million in cash.

In August 2002, with an effective date of July 1, 2002, we acquired an additional 35% interest in a surgery center in Arlington, Texas (Arlington) for total consideration of $8.0 million, consisting of $6.9 million in cash and $1.1 million of our common stock, bringing our total ownership interest in the center to 45%. Because we own a majority of a subsidiary that owns a majority of the surgery center and maintains effective control through this ownership interest and through our operation of the center pursuant to a management contract, we consolidated the results of Arlington's operations in our financial statements.

In June 2002, we acquired a 57% interest in a surgery center in Middleburg Heights, Ohio, a suburb of Cleveland, for $2.1 million in cash.

In May 2002, we acquired a 67% interest in a surgery center in Corpus Christi, Texas for $10.8 million in cash.

In March 2002, we acquired SURGICOE Corporation, which owned, managed, and developed surgical facilities in Georgia, Oklahoma, and Texas. We paid the shareholders of SURGICOE approximately $5.3 million in cash.

Sources of Revenue

Revenues primarily include:

- net patient service revenue for the facilities that we consolidate for financial reporting purposes, which are typically those in which we have ownership interests of greater than 50% or otherwise maintain effective control;
- management and administrative services revenue, consisting of the fees that we earn from managing the facilities that we do not consolidate for financial reporting purposes and the fees we earn from providing certain consulting and administrative services to physicians. Our consolidated revenues and expenses do not include the management fees we earn from operating the facilities that we consolidate for financial reporting purposes as those fees are charged to subsidiaries and thus eliminate in consolidation.

The following table summarizes our revenues by type and as a percentage of total revenue for the periods indicated:

	Years Ended December 31,		
	2004	2003	2002
Net patient service revenue	90%	88%	87%
Management and administrative services revenue	10	12	13
Total revenue	100%	100%	100%

Net patient service revenue consists of the revenues earned by facilities we consolidate for financial reporting purposes. These revenues increased as a percentage of our total revenues for the year-ended December 31, 2004, as compared to the corresponding prior year period, primarily as a result of our increasing the number of facilities we consolidate for financial reporting purposes by eleven from December 31, 2003 to December 31, 2004. While we also added eleven unconsolidated facilities during this time period, the revenues we derive from unconsolidated facilities are limited to fees we earn for managing their operations, and thus adding an unconsolidated facility generally increases our revenues by far less than adding a consolidated facility. This shift in percentages was minimal for the twelve month period ended December 31, 2003 given that we only added four consolidated facilities compared to seven unconsolidated facilities during 2003.

Our management and administrative services revenues are earned from the following types of activities:

	Years Ended December 31,		
	2004	2003	2002
Management of surgical facilities	$18,115	$15,169	$ 9,556
Consulting and other services provided to physicians and related entities	19,527	21,036	21,682
Total management and administrative service revenues	$37,642	$36,205	$31,238

The following table summarizes our revenues by operating segment:

	Years Ended December 31,		
	2004	2003	2002
United States	78%	80%	81%
United Kingdom	22	20	19
Total	100%	100%	100%

Revenues earned in the United Kingdom increased as a percentage of our overall revenues in 2004, primarily due to the weakening U.S. dollar. The dollar weakened against the British pound by 12.1% during 2004. The dollar weakened by 8.8% during 2003, the impact of which was offset by the growth of our U.S. facilities.

Equity in Earnings of Unconsolidated Affiliates

The following table reflects the summarized results of the unconsolidated facilities that we account for under the equity method of accounting (dollars in thousands):

	Years Ended December 31,		
	2004	2003	2002
Total revenues	$339,109	$240,848	$141,166
Depreciation and amortization	15,480	11,538	7,189
Operating income	103,679	76,252	41,913
Interest expense, net	9,297	7,246	4,077
Net income	93,598	67,914	37,279
Long-term debt	100,443	77,899	66,596
USPI's equity in earnings of unconsolidated affiliates	18,626	15,074	9,454
USPI's implied weighted average ownership percentage based on affiliates' net income(1)	19.9%	22.2%	25.4%
USPI's implied weighted average ownership percentage based on affiliates' debt(2)	24.0%	23.9%	25.6%
Unconsolidated facilities operated at period end	44	33	26

(1) Our weighted average percentage ownership in our unconsolidated affiliates is calculated as USPI's equity in earnings of unconsolidated affiliates divided by the total net income of unconsolidated affiliates for each respective period. This percentage is lower during the twelve months ended December 31, 2004 than in year-ended 2003 and 2002, primarily as a result of losses incurred at facilities recently opened or under development.

(2) Our weighted average percentage ownership in our unconsolidated affiliates is calculated as the total debt of each unconsolidated affiliate, multiplied by the percentage ownership USPI held in the affiliate as of the end of each respective period, divided by the total debt of all of the unconsolidated affiliates as of the end of each respective period.

Results of Operations

The following table summarizes certain statements of income items expressed as a percentage of revenues for the periods indicated:

	Years Ended December 31,		
	2004	2003	2002
Total revenues	100.0%	100.0%	100.0%
Equity in earnings of unconsolidated affiliates	4.8	4.9	3.9
Operating expenses, excluding depreciation and amortization	(70.2)	(69.6)	(69.8)
Depreciation and amortization	(7.0)	(7.4)	(7.9)
Operating income	27.6	27.9	26.2
Minority interests in income of consolidated entities	(7.8)	(7.7)	(6.1)
Interest and other expense, net	(6.9)	(7.5)	(9.2)
Income from continuing operations before income taxes	12.9	12.7	10.9
Income tax expense	(4.6)	(4.8)	(4.1)
Income from continuing operations	8.3	7.9	6.8
Earnings from discontinued operations	13.8	1.7	1.2
Net income	22.1	9.6	8.0

Executive Summary

During 2004 we continued to grow our existing facilities as well as to develop new facilities and to add others selectively through acquisition. We also disposed of our Spanish operations in September 2004, resulting in an after-tax gain of $50.3 million and net cash of $141.1 million, much of which was spent on acquiring U.S. based facilities during the fourth quarter, when we invested $90.4 million in acquiring ownership interests in operational and developing facilities in the United States.

On an overall basis, we continue to experience increases in the volume of services we are providing and in the average rates at which our facilities are reimbursed for those services, resulting in revenue growth at the facilities we owned during both 2003 and 2004 ("same store facilities"). At most of our facilities, these revenue increases have outpaced increases in operating expenses, resulting in improvements in most facilities' operating margins as compared to the prior year. However, slower revenue growth, driven by reductions in reimbursement levels in some markets, and the performance of four facilities, two of which were recently opened and two of which wound down operations before relocating near the end of 2004, have adversely impacted our overall operating margins during 2004, most significantly during the second half of 2004. The unfavorable impact of these factors more than offset the improved same store operating margins and the leveraging of our corporate overhead, resulting in our overall operating margin decreasing in 2004 by 30 basis points, as compared to the prior year.

We continue to pursue the strategy of having a hospital partner, where practical, in addition to physician partners in each local U.S. market, which we believe improves the long-term potential of our surgical facilities. The overall proportion of our facilities that have a hospital partner continues to grow, and all but one of the 17 facilities we are currently developing involve a hospital partner.

Revenues

Increases in the volume of surgical cases in the U.S. and of patient admissions for our hospitals in the United Kingdom continue to drive increases in our revenues, as does an increase in the average rate of reimbursement for the surgeries performed at our U.S. facilities. During the third and fourth quarters of 2004, our domestic case volumes and average rate of reimbursement grew at slower rates than in the first six months of the year.

While overall case growth remained strong in 2004, our case volume was adversely affected by two primary factors. First, the lapse of a managed care contract in one market during the third quarter of 2004 led to our performing fewer cases at certain surgery centers. Second, domestic case volume grew more slowly overall as two of our facilities wound down their operations before relocating to newer buildings and being merged into joint venture relationships with hospital partners near the end of 2004. Our average rate of reimbursement is being adversely impacted by new, lower rates of reimbursement for workers compensation cases performed at our surgery centers in California and Texas, which went into effect in January 2004 and September 2004, respectively, and additionally by the lapse of the managed care contract described above. Nevertheless, the growth of our same store facilities, summarized in the following table, continues to be the most significant component of our overall increase in revenues.

	Years Ended December 31,		
	2004(1)	2003(1)	2002(1)
United States facilities:			
Net revenue	17%	19%	22%
Surgical cases	7%	9%	17%
Net revenue per case(2)	9%	10%	5%
United Kingdom facilities:			
Net revenue using actual exchange rates	32%	19%	22%
Net revenue using constant exchange rates(3)	18%	9%	17%

(1) Growth in same store facilities, compared to the prior year.

(2) Our overall domestic same store growth in net revenue per case was favorably impacted by the growth at our eight same store surgical hospitals, which on average perform more complex cases than ambulatory surgery centers. For the year ended 2004, the net revenue per case of our same store ambulatory surgery centers (excluding surgical hospitals) increased 3% compared to the corresponding prior year period. This rate of growth was slower than in prior years largely as a result of the workers compensation reimbursement changes and lapse of the managed care contract described above.

(3) Measures current year using prior year exchange rates. We have experienced strong year over year growth at the Highgate facility since acquiring it during the second quarter of 2003 as well as steady increases in the revenues of the oncology center on the campus of our Parkside facility, which became operational during the third quarter of 2003.

Joint Ventures with Not-for-Profit Hospitals

The addition of new facilities continues to be more heavily weighted to U.S. surgical facilities with a hospital partner, both as we initiate joint venture agreements with new systems and as we add facilities to our existing arrangements. Facilities have been added to hospital joint ventures both through construction of new facilities ("de novos") and through our contribution of our equity interests in existing facilities into a hospital joint venture structure, effectively creating three-way joint ventures by sharing our ownership in these facilities with a hospital partner while leaving the existing physician ownership intact. All but one of the six facilities we are currently constructing involve a hospital partner, as do all 11 of the other projects currently in the earlier stages of development. The following table summarizes our facilities as of December 31, 2004, 2003 and 2002:

	2004	2003	2002
United States facilities(1):			
With a hospital partner	48	35	26
Without a hospital partner	36	27	28
Total U.S. facilities	84	62	54
United Kingdom facilities	3	3	2
Spain facilities	—	9	8
Total facilities operated	87	74	64
Change from prior year-end:			
De novo (newly constructed)	9	4	
Acquisition	13	6	
Sale of Spanish operations(2)	(9)	—	
Total increase in number of facilities	13	10	

(1) At December 31, 2004, physicians own a portion of all of these facilities.

(2) We sold all nine of our Spanish facilities during the third quarter of 2004.

Facility Operating Margins

On an overall basis, the increases in revenue at our same store facilities have continued to outpace the increases in operating expenses, resulting in improved operating margins at most of our facilities during the year ended December 31, 2004 as compared to the prior year. However, several factors are contributing to a reduction in operating margins at some facilities, particularly during the third and fourth quarters of 2004, which has caused our overall same store operating margins to increase by a smaller amount for the year ended December 31, 2004 as compared to 2003 and 2002. The downward pressure on revenues in some markets, as discussed above, was not in the aggregate accompanied by a corresponding decrease in personnel and facility costs. While some of the factors involved, such as the lower operating margins generated at two surgical hospitals we opened during the second quarter of 2004, are not expected to be permanently significant factors, reductions in reimbursement due to factors such as the workers compensation rate decreases in California and Texas, and the lapse of the managed care contract discussed above could occur elsewhere in the future. The following table summarizes changes in our same store operating margins (see footnote 1 below):

	Year Ended December 31,		
	2004	2003	2002
United States facilities:			
With a hospital partner	250bps	420bps	440bps
Without a hospital partner	30	170	190
Total U.S. facilities	230	310	340
United Kingdom facilities(2)	(10)bps	260bps	60bps

(1) Operating margin is calculated as operating income divided by total revenues. This table aggregates all of the same store facilities we operate using 100% of their results. This does not represent the overall margin for USPI's operations in either the U.S. or Western Europe because we have a variety of ownership levels in the facilities we operate, and facilities open for less than a year are excluded from same store calculations.

(2) The greatest increases in revenues during 2004 were achieved at locations that earn lower margins than the average for our U.K. facilities. The margins of the Highgate facility, which we acquired during the second quarter of 2003, and of the Parkside oncology center we opened during the third quarter of 2003 increased in 2004 compared to 2003, but they remain lower than the margins of our other two U.K. facilities.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues increased by $79.0 million, or 25%, to $389.5 million for the year ended December 31, 2004 from $310.6 million for the year ended December 31, 2003. This increase was primarily driven by growth of our U.S. same store facilities, which performed 7% more surgical cases and received an average of approximately 9% more per case in 2004 than in 2003. This U.S. growth rate was slower than in the prior year largely as a result of decreases in rates of reimbursement for workers' compensation cases in California and Texas and due to the lapse of a managed care contract in one market. Our same store U.K. facilities' revenue excluding exchange rate fluctuations increased 18% in 2004 as activity increased at the hospital and cancer center we added during 2003. Additionally, revenues increased by $22.6 million in 2004 due to our acquiring facilities or significantly increasing our ownership level in facilities we already operated, and by $9.1 million due to the U.S. dollar being weaker against the British pound in 2004 than in 2003.

Equity in earnings of unconsolidated affiliates increased by $3.5 million, or 24% to $18.6 million for the year ended December 31, 2004 from $15.1 million for the year ended December 31, 2003, primarily as a result of growth in case volumes and improved operating margins at our same store facilities.

Operating expenses, excluding depreciation and amortization, increased by $57.4 million, or 27%, to $273.6 million for the year ended December 31, 2004 from $216.2 million for the year ended December 31, 2003. Operating expenses, excluding depreciation and amortization, increased as a percentage of revenues from 69.6% to 70.2% primarily as a result of our same facility margin improvement and leveraging of corporate overhead being more than offset by the unfavorable impact of two surgical hospitals we opened during the second quarter of 2004, which are not yet operating at capacity. Our new and newly expanded facilities, particularly the surgical hospitals, hire staff and become fully equipped for a relative high number of surgical cases in their initial months of operations, but the case volumes are not high enough initially to result in operating margins that are as favorable as those generated by our more mature facilities. In addition, we experienced revenue reductions due to reimbursement factors discussed above and due to the relocation of two facilities that were not accompanied by proportional decreases in operating expenses.

Operating income increased $20.6 million, or 24%, to $107.3 million for the year ended December 31, 2004 from $86.7 million for the year ended December 31, 2003. Operating income, as a percentage of revenues, decreased to 27.6% for the year ended December 31, 2004 from 27.9% for the prior year, primarily as a result of our improved same facility operating margins and leveraging of corporate overhead being more than offset by the lower margins generated at our recently opened facilities and the slower growth of revenues discussed above.

Depreciation and amortization increased $4.5 million, or 20%, to $27.2 million for the year ended December 31, 2004 from $22.7 million for the year ended December 31, 2003. This amount increased due primarily as a result of depreciation of assets added through acquisitions and newly opened facilities. Depreciation and amortization as a percentage of revenues decreased to 7.0% for the year ended December 31, 2004 from 7.3% for the year ended December 31, 2003 due to our increased revenue.

Interest expense, net of interest income, increased $1.3 million, or 5%, to $25.1 million for the year ended December 31, 2004 from $23.9 million for the year ended December 31, 2003, primarily as a result of our borrowing a portion of the costs of developing and expanding facilities.

Other expense, net of other income increased $2.1 million, or 289%, to $1.4 million of other expense for the year ended December 31, 2004 from $0.7 million of other income for the year ended December 31, 2003, primarily due to the $1.6 million loss on early termination of credit facility, which management elected to terminate upon receiving net cash proceeds of $141.1 million from the sale of the Spanish operations.

Minority interests in income of consolidated subsidiaries increased $6.5 million, or 27%, to $30.4 million for the year ended December 31, 2004 from $24.0 million for the year ended December 31, 2003, primarily as a result of our adding a net total of 11 consolidated facilities during 2004 and additionally due to the increased profitability of our existing facilities.

Provision for income taxes of $17.9 million, representing an effective tax rate of 36%, for the year ended December 31, 2004, compared to $14.9 million, representing an effective tax rate of 38%, for the year ended December 31, 2003. The lower tax rate in 2004 resulted from revisions in estimates of various federal and state tax deductions made in connection with the preparation of our tax returns for 2003.

Net income from continuing operations was $32.5 million for the year ended December 31, 2004 compared to $24.7 million for the year ended December 31, 2003. This increase of 32%, or $7.8 million, results primarily from the increased revenues and improved economies of scale related to expenses discussed above.

Effective September 9, 2004 we sold our Spanish operations. As a result, our income statement reflects the historical results of our Spanish operations in discontinued operations for both years. In addition, our 2004 income statement reflects, in discontinued operations, the $50.3 million gain on the sale of the Spanish operations. Including the gain on the sale of our Spanish operations, our net income increased from $29.9 million in 2003 to $86.2 million for the year ended December 31, 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues increased by $66.7 million, or 27%, to $310.6 million for the year ended December 31, 2003 from $243.8 million for the year ended December 31, 2002. This increase was primarily driven by growth of our U.S. same store facilities, which performed 9% more surgical cases and received an average of approximately 10% more per case in 2003 than in 2002. Our same store U.K. facilities' revenue excluding exchange rate fluctuations increased 9% in 2003. Additionally, revenues increased by $33.2 million in 2003 due to our acquiring facilities or significantly increasing our ownership level in facilities we already operated, and by $4.9 million due to the U.S. dollar being weaker against the British pound in 2004 than in 2003.

Equity in earnings of unconsolidated affiliates increased by $5.6 million, or 59% to $15.1 million for the year ended December 31, 2003 from $9.5 million for the year ended December 31, 2002, primarily as a result of growth in case volumes and improved operating margins at our same store facilities.

Operating expenses, excluding depreciation and amortization, increased by $46.0 million, or 27%, to $216.2 million for the year ended December 31, 2003 from $170.2 million for the year ended December 31,

2002. Operating expenses, excluding depreciation and amortization, as a percentage of revenues, decreased to 69.6% from 69.8%, primarily as a result of increasing revenue base, operating efficiencies at our facilities and improved economies of scale as we expanded.

Operating income increased $22.8 million, or 36%, to $86.7 million for the year ended December 31, 2003 from $64.0 million for the year ended December 31, 2002. Operating income, as a percentage of revenues, increased to 27.9% for the year ended December 31, 2003 from 26.2% for the year ended December 31, 2002, primarily as a result of improved operating margins at our facilities and the leveraging of our corporate overhead expenses over the increased revenue.

Depreciation and amortization increased $3.6 million, or 19%, to $22.7 million for the year ended December 31, 2003 from $19.1 million for the year ended December 31, 2002. This amount increased due primarily as a result of depreciation of assets added through acquisitions and newly opened facilities. Depreciation and amortization as a percentage of revenues decreased to 7.3% for the year ended December 31, 2003 from 7.8% for the year ended December 31, 2002 due to our increased revenue.

Interest expense, net of interest income, increased $1.3 million, or 6%, to $23.9 million for the year ended December 31, 2003 from $22.5 million for the year ended December 31, 2002, primarily as a result of our borrowing a portion of the costs of acquiring and developing facilities.

Other expense, net of other income increased more than $0.7 million, to $0.7 million of other income for the year ended December 31, 2003 from less than $0.1 million of expense for the year ended December 31, 2001, primarily due to a nonrecurring gain in 2003 due to a favorable resolution of a contingency.

Provision for income taxes was a net expense of $14.9 million, representing an effective tax rate of 38%, for the year ended December 31, 2003, compared to $9.9 million, representing an effective tax rate of 37%, for the year ended December 31, 2002, primarily as a result of our U.S. operations, which have a slightly higher tax rate than our U.K. operations, representing a larger percentage of overall pretax income in 2003 than in 2002.

Net income from continuing operations was $24.7 million for the year ended December 31, 2003 compared to $16.7 million for the year ended December 31, 2002. This $8.0 million improvement results primarily from the increased revenues and improved economies of scale related to expenses discussed above.

Effective September 9, 2004 we sold our Spanish operations. As a result, our income statement reflects the historical results of our Spanish operations in discontinued operations for both years.

Liquidity and Capital Resources

During the year ended December 31, 2004, we generated $91.5 million of cash flows from operating activities as compared to $74.4 million during 2003 and $49.9 million during 2002. Included in the $74.4 million from 2003 is a benefit of $11.0 million, which is not expected to recur, resulting from the collection of receivables in connection with our modifying contracts under which we provide certain administrative services to physicians, eliminating the financing of accounts receivable from the scope of services we provide.

A significant element of our cash flows from operating activities is the collection of accounts receivable. Collections efforts for accounts receivable are conducted primarily by our personnel at each facility or in centralized service centers for some metropolitan areas with multiple facilities. These collection efforts are facilitated by our patient accounting system, which prompts individual account follow-up through a series of phone calls and/or collection letters written 30 days after a procedure is billed and at 30 day intervals thereafter. Bad debt reserves are established in increasing percentages by aging category based on historical collection experience. Generally, the entire amount of all accounts remaining uncollected 180 days after the date of service are written off as bad debt and sent to an outside collection agency. Net amounts received from collection agencies are recorded as recoveries of bad debts.

During the year ended December 31, 2004, our net cash required for investing activities was $19.4 million, consisting primarily of $131.1 million for the purchase of businesses and $23.9 million for the purchase of property and equipment, partially offset by after-tax proceeds of $141.1 million from the sale of our Spanish operations. The $131.1 million primarily represents purchases of new businesses, net of cash received, and incremental investments in unconsolidated affiliates. The most significant of these transactions were:

- $36.2 million paid to acquire Same Day Surgery, L.L.C., which owns five surgical centers in Chicago, Illinois and to concurrently acquire a portion of the minority ownership interests in four of these facilities,
- $33.0 million paid to acquire Specialty Surgicenters, Inc., which operates four surgical centers, and to acquire a portion of the minority ownership interests in two of these facilities,
- $16.6 million paid to acquire a controlling interest in a surgery center in San Antonio, Texas,
- $14.6 million paid to acquire a controlling interest in a surgery center in Reading, Pennsylvania,
- $13.3 million to acquire a noncontrolling interest in a surgical hospital and surgery center in Oklahoma City, Oklahoma,
- $6.4 million paid to acquire a controlling interest in a surgery center in Austintown, Ohio, in which we had previously owned a noncontrolling interest,
- $4.0 million to acquire additional ownership in a surgery center in Los Angeles, California,
- $3.2 million paid to acquire a controlling interest in a surgery center in Dallas, Texas, in which we had previously owned a noncontrolling interest, and
- $3.8 million of other transactions.

Approximately $11.1 million of the property and equipment purchases related to ongoing development projects, and the remaining $12.8 million primarily represents purchases of equipment at existing facilities. The $19.4 million of cash used in investing activities was funded primarily with the proceeds of the sale of our Spanish operations and the cash flows from operations noted above. Net cash used during the year ended December 31, 2004 by financing activities totaled $8.7 million and resulted primarily from our investees' scheduled principal repayments more than offsetting the amounts they borrowed to finance a portion of their capital expenditures. Cash and cash equivalents were $93.5 million at December 31, 2004 as compared to $28.5 million at December 31, 2003 and net working capital was $87.2 million at December 31, 2004 as compared to $30.0 million in the prior year. The increases in cash and cash equivalents and in working capital from December 31, 2003 to December 31, 2004 were primarily due to the proceeds of the September 2004 sale of our Spanish operations not being fully deployed by December 31, 2004.

On September 27, 2004, we terminated our primary U.S. revolving credit facility, under which no amounts were outstanding. We initiated this termination in advance of the scheduled maturity date of November 2005 given our positive operating cash flows coupled with our receipt, after taxes, of approximately $141.1 million in cash related to the sale of our Spanish operations. Accordingly, we expensed approximately $1.6 million ($1.1 million after the related tax benefit) in unamortized debt issue costs during the third quarter of 2004.

Our credit agreement in the United Kingdom provides for total borrowings of £52.5 million (approximately $100.6 million as of December 31, 2004) under four separate facilities. At December 31, 2004, total outstanding borrowings under this credit agreement were approximately $65.9 million which represents total borrowings net of scheduled repayments of $20.6 million that have been made under the agreement, and approximately $14.1 million was available for borrowing, primarily for capital projects specified in the agreement. Borrowings under the United Kingdom credit facility bear interest at rates of 1.50% to 2.00% over LIBOR and mature in April 2010. We pledged the capital stock of our U.K. subsidiaries to secure borrowings under the United Kingdom credit facility. We were in compliance with all covenants under our credit agreements as of December 31, 2004.

In October 2002, we received, after offering costs of approximately $4.0 million, net proceeds of approximately $49.1 million from an offering of 2,415,000 shares of our common stock, which included 315,000 shares attributable to the underwriters' exercise of their over-allotment option.

In December 2001, a wholly-owned subsidiary of the Company issued $150 million in aggregate principal amount of 10% Senior Subordinated Notes due 2011. We received net proceeds of $143.5 million after offering costs of $5.3 million and a discount of $1.2 million. The notes, which mature on December 15, 2011, accrue interest at 10% payable semi-annually on June 15 and December 15 commencing on June 15, 2002 and were issued at a discount of $1.2 million, resulting in an effective interest rate of 10.125%. The Senior Subordinated Notes are subordinate to all senior indebtedness and are guaranteed by USPI and USPI's wholly owned subsidiaries domiciled in the United States.

The Company may redeem all or part of the notes on or after December 15, 2006 upon not less than 30 nor more than 60 days notice. The redemption price would be the following percentages of principal amount, if redeemed during the 12-month period commencing on December 15 of the years set forth below:

Period	Redemption Price
2006	105.000%
2007	103.333%
2008	101.667%
2009	100.000%
2010	100.000%

The Company may also redeem the notes at any time prior to December 15, 2006, by paying the principal amount of all outstanding notes plus the greater of (a) 1% of the principal amount or (b) the excess of the present value of the notes and all interest that would accrue through December 14, 2006 over the principal amount of the notes. The Company is obligated to offer to purchase the notes at 101% of the principal amount upon the occurrence of certain change of control events. In addition, the Company is obligated to apply the proceeds of the sales of the Spanish operations within one year to the Company's operations or to repurchase the notes. By December 31, 2004, we had already applied $90.4 million of the Spanish sale proceeds to the acquisition and development of surgical facilities, and we expect to apply the remaining $50.7 million of proceeds to acquisitions, development, or other operations within the one year period. Any redemptions of the notes require payment of all amounts of accrued but unpaid interest.

Our contractual cash obligations as of December 31, 2004 may be summarized as follows:

	Payments Due by Period				
Contractual Cash Obligations	Total	Within 1 Year	Years 2 and 3	Years 4 and 5	Beyond 5 Years
			(In Thousands)		
Long term debt obligations (principal plus interest) (1):					
Senior Subordinated Notes	$255,000	$15,000	$30,000	$30,000	$180,000
U.K. credit facility	82,026	9,339	21,824	24,796	26,067
Other debt at operating subsidiaries	25,357	4,610	10,476	7,037	3,234
Capitalized lease obligations	112,482	11,128	14,883	11,350	75,121
Operating lease obligations	60,364	9,563	17,293	13,871	19,637
Total contractual cash obligations	$535,229	$49,640	$94,476	$87,054	$304,059

(1) Amounts shown for long-term debt obligations and capital lease obligations include the associated interest. For variable rate debt, the interest is calculated using the December 31, 2004 rates applicable to each debt instrument.

Our operating subsidiaries, many of which have minority owners who share in the cash flow of these entities, have debt consisting primarily of capitalized lease obligations. This debt is generally non-recourse to USPI, the parent company, and is generally secured by the assets of those operating entities. The total amount of these obligations, which was $73.5 million at December 31, 2004, is included in our consolidated balance sheet because the borrower or obligated entity meets the requirements for consolidated financial reporting. Our average percentage ownership, weighted based on the individual subsidiary's amount of debt and capitalized leased obligations, of these consolidated subsidiaries was 55.8% at December 31, 2004. Additionally, our unconsolidated affiliates that we account for under the equity method have debt and capitalized lease obligations that are generally non-recourse to USPI and are not included in our consolidated financial statements. At December 31, 2004, the total obligations of these unconsolidated affiliates under debt and capital lease obligations was approximately $100.4 million. Our average percentage ownership, weighted based on the individual affiliate's amount of debt and capitalized lease obligations, of these unconsolidated affiliates was 24.0% at December 31, 2004. USPI or one of its wholly owned subsidiaries had collectively guaranteed $20.0 million of the $100.4 million in total debt and capital lease obligations of our unconsolidated affiliates as of December 31, 2004.

These unconsolidated affiliates are limited partnerships, limited liability partnerships or limited liability companies that own operational surgical facilities or surgical facilities that are under development. None of these affiliates provide financing, liquidity, or market or credit risk support for us. They also do not engage in leasing, hedging, research and development services with us. Moreover, we do not believe that they expose us to any of their liabilities that are not otherwise reflected in our consolidated financial statements. We are not obligated to fund losses or otherwise provide additional funding to these affiliates other than as we determine to be economically required in order to successfully implement our development plans.

Currently, USPI and its affiliates have five surgery centers and one private surgical hospital under construction and eleven additional surgery centers in the planning stage in the United States. Costs to develop a short-stay surgical facility, which include construction, equipment and initial operating losses, vary depending on the range of specialties that will be undertaken at the facility. Our affiliates have budgeted an average of $4.2 million for development costs for each of the five surgery center projects and approximately $10.0 million for the surgical hospital project. Development costs are typically funded with approximately 50% debt at the entity level with the remainder provided as equity from the owners of the entity. We have made substantially all of the equity contributions to which we are obligated for four of these projects under construction and are obligated to invest an additional $1.6 million for the other two projects under construction, but we may choose to invest additional funds in these or other projects in 2005. Additionally, as each of these facilities becomes operational, each will have obligations associated with debt and capital lease arrangements.

Our acquisition and development program will require substantial capital resources, which we estimate to range from $50.0 million to $70.0 million per year over the next three years. During the first two months of 2005, we paid approximately $21.4 million to acquire, in individually immaterial transactions, additional ownership in nine facilities we already operated. Our acquisition and development activities primarily include the development of new facilities, buyups of additional ownership in facilities we already operate, and acquisitions of additional facilities. These activities also include, in some cases, payments of additional purchase price to the sellers of acquired facilities based upon the resolution of certain contingencies or based upon acquired facilities achieving certain financial targets. We currently estimate that we will pay approximately $3.2 million related to these obligations. Of this amount, $2.4 million, which is payable during 2005, is based on contingencies that have been resolved and accordingly has been accrued as an increase to intangible assets and other accrued expenses in our December 31, 2004 balance sheet. The remaining $0.8 million represents our current estimate of amounts that may be payable in subsequent years and has not been accrued in our financial statements. It is also possible we may have to pay the buyers of our Spanish operations up to approximately €1 million ($1.4 million) plus interest related to a Spanish tax contingency for which we indemnified the buyers, although we do not presently believe the likelihood of our making any such payment is probable, as discussed more fully in the notes to our financial statements. In addition, the operations of our existing surgical facilities will require ongoing capital expenditures. We believe that existing funds, cash flows from operations, borrowings under our credit facilities, and borrowings under capital lease arrangements at newly developed or acquired facilities will provide sufficient liquidity for the next twelve months. Thereafter, we may require additional debt or equity financing for our acquisitions and development projects. There are no assurances that needed capital will be available on acceptable terms, if at all. If we are unable to obtain funds when needed or on acceptable terms, we will be required to curtail our acquisition and development program.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment,* (SFAS No. 123R). SFAS No. 123R eliminates the ability to account for share-based payments using Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25) and instead requires companies to recognize compensation expense using a fair-value based method for costs related to share-based payments including stock options and employee stock purchase plans. The expense will be measured as the fair value of the award at its grant date based on the estimated number of awards that are expected to vest, and recorded over the applicable service period. In the absence of an observable market price for a share-based award, the fair value would be based upon a valuation methodology that takes into consideration various factors, including the exercise price of the award, the expected term of the award, the current price of the underlying shares, the expected volatility of the underlying share price, the expected dividends on the underlying shares and the risk-free interest rate.

The requirements of SFAS No. 123R are effective for our third quarter beginning July 1, 2005 and apply to all awards granted, modified or cancelled after that date. The standard also provides for different transition methods for past award grants, including the restatement of prior period results. We are finalizing our decision regarding which transition method we will elect to use and also are finalizing our determination of the exact amount by which the adoption of SFAS No. 123R will adversely impact our consolidated net income. Besides the effect of employee stock options, for which the historical pro forma impact is shown in Note 1 to the our financial statements, our net income may be adversely impacted by expense arising from our Employee Stock Purchase Plan (ESPP), depending on the exact rules we have in place for our ESPP at the time SFAS No. 123R is adopted. Prior to the effective date of SFAS No. 123R, we will continue to account for stock option grants to employees under APB No. 25.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

We have exposure to interest rate risk related to our financing, investing, and cash management activities. Historically, we have not held or issued derivative financial instruments other than the use of variable-to-fixed interest rate swaps for portions of our borrowings under credit facilities with commercial lenders as required by the credit agreements. We do not use derivative instruments for speculative purposes. Our financing arrangements with commercial lenders are based on the spread over Prime, LIBOR or Euribor. At December 31, 2004, $149.1 million of our total outstanding notes payable was the Senior Subordinated Notes, which were issued in December 2001 at a 0.8% discount and bear interest at a fixed rate of 10%, $13.4 million was in other fixed rate instruments and the remaining $73.2 million was in variable rate instruments. Accordingly, a hypothetical 100 basis point increase in market interest rates would result in additional annual expense of $0.7 million. The Senior Subordinated Notes, which represent 92% of our total fixed rate debt at December 31, 2004, are considered to have a fair value, based upon recent trading, of $168.0 million, which is approximately $18.9 million higher than the carrying value at December 31, 2004.

Our United Kingdom revenues are a significant portion of our total revenues. We are exposed to risks associated with operating internationally, including foreign currency exchange risk and taxes and regulatory changes.

Our United Kingdom operations operate in a natural hedge to a large extent because both expenses and revenues are denominated in local currency. Additionally, our borrowings and capital lease obligations in the United Kingdom are currently denominated in local currency. Historically, the cash generated from our operations in the United Kingdom has been utilized within that country to finance development and acquisition activity as well as for repayment of debt denominated in local currency. Accordingly, we have not generally utilized financial instruments to hedge our foreign currency exchange risk. In September 2004, we sold our Spanish operations. By agreement with the buyer, we will not receive approximately €16.0 million related to the sale until January 2007. In September 2004, we entered into a forward contract with a currency broker to lock in the receipt of $19.8 million in January 2007, when we receive the euro-denominated payment of €16.0 million.

Inflation and changing prices have not significantly affected our operating results or the markets in which we perform services.

Item 8. *Financial Statements and Supplementary Data*

For the financial statements and supplementary data required by this Item 8, see the Index to Consolidated Financial Statements included elsewhere in this Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the periods specified in the rules and forms of the Commission. Such information is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this Annual Report on Form 10-K, we have carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2004, our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our reports filed with the Commission. There have been no significant changes in our internal controls which could significantly affect the internal controls subsequent to the date of their evaluation in connection with the preparation of this Annual Report on Form 10-K.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets.
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board of directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Management's assessment included an evaluation of the design and testing of the operational effectiveness of the Company's internal control over financial reporting. USPI acquired several subsidiaries and equity method investments during 2004. Accordingly, management's evaluation excluded the following subsidiaries acquired during 2004, with total assets of $138.1 million and total revenues of $13.9 million included in the Company's consolidated financial statements as of and for the year ended December 31, 2004.

- SSI Holdings, Inc.
- USP Baltimore, Inc.
- USP Chicago, Inc.
- USP Houston, Inc. (Investment in Memorial Hermann/USP Surgery Centers III, L.L.P.)
- USP Mission Hills, Inc.
- USP Newport News, Inc.
- USP Oklahoma, Inc. (Investment in Southwest Ambulatory Surgery Center, L.L.C.)
- USP Reading, Inc.
- USP San Antonio, Inc.
- USP Sarasota, Inc.

Based on this assessment, management did not identify any material weakness in the Company's internal control, and management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2004.

KPMG LLP, the registered public accounting firm that audited the Company's financial statements included in this report, have issued an attestation report on management's assessment of internal control over financial reporting, a copy of which is included with the Company's financial statements in Item 15(a)(1).

Limitations on the Effectiveness of Controls

Our management, including the Chief Executive Officer and the Chief Financial Officer, recognizes that any set of controls and procedures, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of controls. For these reasons, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The response to this item will be included in the Company's Proxy Statement for its Annual Meeting of Stockholders to be held in 2005 and is incorporated herein by reference.

Item 11. *Executive Compensation*

The response to this item will be included in the Company's Proxy Statement for its Annual Meeting of Stockholders to be held in 2005 and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The response to this item will be included in the Company's Proxy Statement for its Annual Meeting of Stockholders to be held in 2005 and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

The response to this item will be included in the Company's Proxy Statement for its Annual Meeting of Stockholders to be held in 2005 and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The response to this item will be included in the Company's Proxy Statement for its Annual Meeting of Stockholders to be held in 2005 and is incorporated herein by reference.

PART IV

Item 15. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) 1. Financial Statements

The following financial statements are filed as part of this Form 10-K:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
United Surgical Partners International, Inc.:

We have audited the accompanying consolidated balance sheets of United Surgical Partners International, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Surgical Partners International, Inc. as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of United Surgical Partners International, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

Dallas, Texas
March 10, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
United Surgical Partners International, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing in Item 9A, that United Surgical Partners International, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). United Surgical Partners International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that United Surgical Partners International, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, United Surgical Partners International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

United Surgical Partners International, Inc. acquired several subsidiaries during 2004, and management excluded from its assessment of the effectiveness of United Surgical Partners International, Inc.'s internal control over financial reporting as of December 31, 2004, the internal control over financial reporting associated with total assets of $138.1 million and total revenues of $13.9 million included in the consolidated financial statements of United Surgical Partners International, Inc. and subsidiaries as of and for the year ended December 31, 2004. Our audit of internal control over financial reporting of United Surgical Partners

International, Inc. also excluded an evaluation of the internal control over financial reporting of the subsidiaries listed below:

- SSI Holdings, Inc.
- USP Baltimore, Inc.
- USP Chicago, Inc.
- USP Houston, Inc. (Investment in Memorial Hermann/USP Surgery Centers III, L.L.P.)
- USP Mission Hills, Inc.
- USP Newport News, Inc.
- USP Oklahoma, Inc. (Investment in Southwest Ambulatory Surgery Center, L.L.C.)
- USP Reading, Inc.
- USP San Antonio, Inc.
- USP Sarasota, Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of United Surgical Partners International, Inc., and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 10, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Dallas, Texas
March 10, 2005

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2004 and 2003

	2004	2003
	(In thousands, except per share amounts)	
ASSETS		
Cash and cash equivalents	$ 93,467	$ 28,519
Patient receivables, net of allowance for doubtful accounts of $7,277 and $8,838, respectively	43,591	56,591
Other receivables (note 4)	20,293	20,168
Inventories of supplies	7,188	9,024
Deferred tax asset, net	7,393	6,747
Prepaids and other current assets	7,035	12,548
Total current assets	178,967	133,597
Property and equipment, net (note 5)	265,889	348,063
Investments in affiliates (note 3)	43,402	32,104
Intangible assets, net (note 6)	402,355	326,645
Other assets	31,691	30,100
Total assets	$922,304	$870,509
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 18,048	$ 36,453
Accrued salaries and benefits	20,582	19,609
Due to affiliates	12,805	5,490
Accrued interest	1,856	1,739
Current portion of long-term debt (note 8)	15,316	16,794
Other accrued expenses	23,182	23,555
Total current liabilities	91,789	103,640
Long-term debt, less current portion (note 8)	273,169	287,950
Other long-term liabilities	2,624	8,327
Deferred tax liability, net	31,846	33,979
Total liabilities	399,428	433,896
Minority interests (note 3)	48,267	45,958
Commitments and contingencies (notes 9 and 16)		
Stockholders' equity (note 10):		
Common stock		
Other, $0.01 par value; 200,000 shares authorized; 28,660 and 27,705 shares issued at December 31, 2004 and 2003, respectively	287	277
Additional paid-in capital	349,191	330,519
Treasury stock, at cost, 14 and 52 shares at December 31, 2004 and 2003, respectively	(320)	(986)
Deferred compensation	(7,689)	(4,548)
Receivables from sales of common stock	—	(1)
Accumulated other comprehensive income, net of tax	14,420	32,852
Retained earnings	118,720	32,542
Total stockholders' equity	474,609	390,655
Total liabilities and stockholders' equity	$922,304	$870,509

See accompanying notes to consolidated financial statements.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Income

	Years Ended December 31,		
	2004	2003	2002
	(In thousands, except per share amounts)		
Revenues:			
Net patient service revenue	$351,071	$272,952	$212,203
Management and administrative services revenue	37,642	36,205	31,238
Other income	817	1,407	373
Total revenue	389,530	310,564	243,814
Equity in earnings of unconsolidated affiliates	18,626	15,074	9,454
Operating expenses:			
Salaries, benefits, and other employee costs	100,333	75,051	58,903
Medical services and supplies	64,671	49,055	38,646
Other operating expenses	72,958	59,429	47,145
General and administrative expenses	27,493	25,819	20,196
Provision for doubtful accounts	8,159	6,859	5,303
Depreciation and amortization	27,209	22,700	19,123
Total operating expenses	300,823	238,913	189,316
Operating income	107,333	86,725	63,952
Interest income	1,591	1,015	774
Interest expense	(26,720)	(24,863)	(23,307)
Loss on early termination of credit facility (Note 5)	(1,635)	—	—
Other	247	733	(11)
Total other expense, net	(26,517)	(23,115)	(22,544)
Income before minority interests	80,816	63,610	41,408
Minority interests in income of consolidated subsidiaries	(30,441)	(23,959)	(14,809)
Income from continuing operations before income taxes	50,375	39,651	26,599
Income tax expense	(17,867)	(14,934)	(9,923)
Income from continuing operations	32,508	24,717	16,676
Discontinued operations, net of tax (Note 2):			
Income from discontinued operations	3,329	5,159	2,924
Net gain on disposal of Spanish operations	50,338	—	—
Total earnings from discontinued operations	53,667	5,159	2,924
Net income	$ 86,175	$ 29,876	$ 19,600
Net income per share attributable to common stockholders			
Basic:			
Continuing operations	$ 1.16	$ 0.91	$ 0.67
Discontinued operations	1.92	0.19	0.12
Total	$ 3.08	$ 1.10	$ 0.79
Diluted:			
Continuing operations	$ 1.11	$ 0.88	$ 0.64
Discontinued operations	1.83	0.18	0.11
Total	$ 2.94	$ 1.06	$ 0.75
Weighted average number of common shares			
Basic	27,942	27,133	24,925
Diluted	29,298	28,244	26,056

UNITED SURGICAL PARTNERS INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	Years Ended December 31,		
	2004	2003	2002
		(In thousands)	
Net income	$ 86,175	$29,876	$19,600
Other comprehensive income (loss), net of taxes:			
Foreign currency translation adjustments	2,515	28,964	20,364
Minimum pension liability adjustment	(235)	496	(1,529)
Net unrealized gains on securities	70	102	47
Reclassifications due to sale of Spanish operations:			
Foreign currency translation adjustments	(20,563)	—	—
Net unrealized gains on securities	(219)	—	—
Other comprehensive income (loss)	(18,432)	29,562	18,882
Comprehensive income	$ 67,743	$59,438	$38,482

See accompanying notes to consolidated financial statements.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2004, 2003 and 2002

	Common Stock		Additional Paid-in Capital	Treasury Stock	Deferred Compensation	Receivables from Sales of Common Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
	Outstanding Shares	Par Value							
					(In thousands)				
Balance, December 31, 2001	24,102	$244	$265,809	$(5,909)	$ (369)	$ (1,174)	$(15,592)	$(16,482)	$226,527
Issuance of common stock and exercise of stock options	3,034	29	54,667	3,035	(1,230)	983	—	(20)	57,464
Repurchases of common stock	(32)	—	274	(859)	—	—	—	—	(585)
Amortization of deferred compensation	—	—	—	—	373	—	—	—	373
Net income	—	—	—	—	—	—	—	19,600	19,600
Foreign currency translation adjustments	—	—	—	—	—	—	20,364	—	20,364
Unrealized gains on securities	—	—	—	—	—	—	47	—	47
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	(1,529)	—	(1,529)
Balance, December 31, 2002	27,104	$273	320,750	(3,733)	(1,226)	(191)	3,290	3,098	322,261
Issuance of common stock and exercise of stock options	552	4	9,656	2,864	(4,137)	190	—	(432)	8,145
Repurchases of common stock	(3)	—	113	(117)	—	—	—	—	(4)
Amortization of deferred compensation	—	—	—	—	815	—	—	—	815
Net income	—	—	—	—	—	—	—	29,876	29,876
Foreign currency translation adjustments	—	—	—	—	—	—	28,964	—	28,964
Unrealized gains on securities	—	—	—	—	—	—	102	—	102
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	496	—	496
Balance, December 31, 2003	27,653	277	330,519	(986)	(4,548)	(1)	32,852	32,542	390,655
Issuance of common stock and exercise of stock options	1,005	10	18,679	1,077	(5,113)	1	—	3	14,657
Repurchases of common stock	(12)	—	(7)	(411)	—	—	—	—	(418)
Amortization of deferred compensation	—	—	—	—	1,972	—	—	—	1,972
Net income	—	—	—	—	—	—	—	86,175	86,175
Foreign currency translation adjustments	—	—	—	—	—	—	2,515	—	2,515
Unrealized gains on securities	—	—	—	—	—	—	70	—	70
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	(235)	—	(235)
Reclassifications due to sale of Spanish operations	—	—	—	—	—	—	(20,782)	—	(20,782)
Balance, December 31, 2004	28,646	$287	$349,191	$ (320)	$(7,689)	$ —	$ 14,420	$118,720	$474,609

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
Cash flows from operating activities:			
Income from continuing operations	$ 32,508	$ 24,717	$ 16,676
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for doubtful accounts	8,159	6,859	5,303
Depreciation and amortization	27,209	22,700	19,123
Amortization of debt issue costs and discount	1,771	1,814	1,374
Deferred income taxes	4,619	9,290	7,148
Loss on early termination of credit agreement	1,635	—	—
Equity in earnings of unconsolidated affiliates	(18,626)	(15,074)	(9,454)
Minority interests in income of consolidated subsidiaries	30,441	23,959	14,809
Equity-based compensation	3,299	2,970	373
Increases (decreases) in cash from changes in operating assets and liabilities, net of effects from purchases of new businesses:			
Patient receivables	(13,729)	(13,891)	(7,197)
Other receivables	(518)	15,380	(1,757)
Inventories of supplies, prepaids and other current assets	(2,342)	(379)	(2,573)
Accounts payable and other current liabilities	14,908	(3,883)	6,308
Other long-term liabilities	2,206	(87)	(264)
Net cash provided by operating activities	91,540	74,375	49,869
Cash flows from investing activities:			
Purchases of new businesses and equity interests, net of cash received	(131,123)	(43,939)	(54,809)
Proceeds from sale of Spanish operations	141,132	—	—
Purchases of property and equipment	(23,869)	(22,274)	(23,393)
Increase in deposits and notes receivable	(5,517)	(13,937)	(500)
Net cash used in investing activities	(19,377)	(80,150)	(78,702)
Cash flows from financing activities:			
Proceeds from long-term debt	18,341	40,309	59,446
Payments on long-term debt	(26,368)	(42,721)	(62,991)
Proceeds from issuance of common stock	9,598	4,311	53,665
Payments to repurchase common stock	—	(4)	—
Distributions on investments in affiliates	(10,316)	(7,570)	(3,309)
Net cash provided by (used in) financing activities	(8,745)	(5,675)	46,811
Net cash provided by (used in) discontinued operations	1,272	(7,373)	(4,029)
Effect of exchange rate changes on cash	258	(229)	(259)
Net increase (decrease) in cash and cash equivalents	64,948	(19,052)	13,690
Cash and cash equivalents at beginning of year	28,519	47,571	33,881
Cash and cash equivalents at end of year	$ 93,467	$ 28,519	$ 47,571
Supplemental information:			
Interest paid, net of amounts capitalized	$ 25,050	$ 23,249	$ 21,925
Income taxes paid	30,927	5,889	3,090
Non-cash transactions:			
Issuance of common stock for service contracts	$ —	$ 254	$ 1,002
Issuance of common stock to employees	5,250	6,291	—
Sale of noncontrolling interests for notes receivable	—	2,492	—
Common stock, options, and warrants issued for purchases of new businesses	—	—	1,186
Assets acquired under capital lease obligations	27,691	586	1,600
Note receivable for remaining proceeds of sale of Spanish operations	18,035	—	—

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies and Practices

(a) Description of Business

United Surgical Partners International, Inc., a Delaware Corporation, and subsidiaries (USPI or the Company) was formed in February 1998 for the primary purpose of ownership and operation of surgery centers, private surgical hospitals and related businesses in the United States and Europe. At December 31, 2004, USPI, headquartered in Dallas, Texas, operated 87 short-stay surgical facilities. Of these 87 facilities, USPI consolidates the results of 42, accounts for 44 under the equity method, and holds no ownership in the remaining facility, which is operated by USPI under a management contract. USPI operates in two countries, with 84 of its 87 facilities located in the United States of America; the remaining three facilities are located in the United Kingdom. Most of the Company's U.S. facilities are jointly owned with local physicians and a not-for-profit healthcare system that has other healthcare businesses in the region. At December 31, 2004, the Company had agreements with not-for-profit healthcare systems providing for joint ownership of 48 of the Company's 84 U.S. facilities and also providing a framework for the planning and construction of additional facilities in the future. All of the Company's U.S. facilities include physician owners.

Through its majority-owned subsidiary Global Healthcare Partners Limited (Global), incorporated in England, USPI manages and wholly owns three private surgical hospitals in the greater London area.

During September 2004, the Company completed the sale of its Spanish operations (Note 2). At the time of the sale, the Company managed and owned a majority interest in eight private surgical hospitals and one ambulatory surgery center in Spain.

USPI is subject to changes in government legislation that could impact Medicare, Medicaid and foreign government reimbursement levels and is also subject to increased levels of managed care penetration and changes in payor patterns that may impact the level and timing of payments for services rendered.

USPI maintains its books and records on the accrual basis of accounting, and the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Translation of Foreign Currencies

The financial statements of foreign subsidiaries are measured in local currency and then translated into U.S. dollars. All assets and liabilities have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year. Translation gains or losses resulting from changes in exchange rates are accumulated in a separate component of stockholders' equity.

(c) Principles of Consolidation

The consolidated financial statements include the financial statements of USPI and its wholly owned and majority owned subsidiaries. In addition, the Company consolidates the accounts of certain surgical facilities of which it does not technically hold a majority ownership interest because the Company maintains effective control over the surgical facilities' assets and operations. All significant intercompany balances and transactions have been eliminated in consolidation.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Reclassifications

Certain amounts from the prior period have been reclassified to conform to the current year presentation, including the reclassification of the results of operations and cash flows of the Company's Spanish operations, which were sold in September 2004, to discontinued operations. Prior period balance sheet amounts have not been restated. In addition, the Company has reclassified "equity in earnings of unconsolidated affiliates," for all years presented, from revenues to a separate line item between revenues and operating expenses.

(f) Cash Equivalents and Investments

For purposes of the statements of cash flows, USPI considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investments in unconsolidated companies in which the Company exerts significant influence and owns between 20% and 50% of the investees are accounted for using the equity method.

Investments in unconsolidated companies in which the Company owns less than 20% of an investee but exerts significant influence through board of director representation and an agreement to manage the investee are also accounted for using the equity method.

All investments in companies in which the Company does not exert significant influence, generally indicated by ownership less than 20% and the absence of board representation and a management agreement, are carried at cost.

(g) Inventories of Supplies

Inventories of supplies are stated at cost, which approximates market, and are expensed as used.

(h) Property and Equipment

Property and equipment are stated at cost or, when acquired as part of a business combination, fair value at date of acquisition. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Upon retirement or disposal of assets, the asset and accumulated depreciation accounts are adjusted accordingly, and any gain or loss is reflected in earnings or loss of the respective period. Maintenance costs and repairs are expensed as incurred; significant renewals and betterments are capitalized. Assets held under capital leases are classified as property and equipment and amortized using the straight-line method over the shorter of the useful lives or lease terms, and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense.

(i) Intangible Assets

Intangible assets consist of costs in excess of net assets acquired (goodwill), costs associated with the purchase of management and administrative service contracts, and other intangibles, which consist primarily of debt issue costs. On July 20, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Other Intangible Assets* (SFAS No. 142). The Company adopted SFAS No. 142, and accordingly did not amortize any goodwill related to acquisitions consummated subsequent to June 30, 2001 and ceased amortizing all goodwill and indefinite-lived intangible assets beginning January 1, 2002.

The Company continues to amortize intangible assets with definite useful lives over their respective useful lives to their estimated residual values. Goodwill and intangible assets with indefinite useful lives are no longer amortized and are instead tested for impairment on an annual basis, with the tests of goodwill being performed at the reporting unit (country) level.

(j) Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or related groups of assets, may not be fully recoverable from estimated future cash flows. In the event of impairment, measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimates of future discounted cash flows resulting from use and ultimate disposition of the asset.

(k) Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, current portion of long-term debt and accounts payable approximate fair value because of the short maturity of these instruments. The carrying amounts of variable rate long-term debt approximate fair value. The fair values of fixed rate long-term debt are based on quoted market prices.

(l) Revenue Recognition

Revenue consists primarily of net patient service revenues which are based on the facilities' established billing rates less allowances and discounts, principally for patients covered under contractual programs with private insurance companies. USPI derives approximately 76% of its net patient service revenues from private insurance payers, approximately 10% from governmental payors and approximately 14% from self-pay and other payors. In addition, USPI has entered into agreements with certain surgical facilities, hospitals and physician practices to provide management services. As compensation for these services each month, USPI charges the managed entities management fees which are either fixed in amount or represent a fixed percentage of each entity's earnings, typically defined as net revenue less a provision for doubtful accounts or operating income. Amounts are recognized as services are provided. The Company provides for bad debts principally based upon the aging of accounts receivable and uses specific identification to write off amounts against its allowance for doubtful accounts.

(m) Equity in Earnings of Unconsolidated Affiliates

Equity in earnings of unconsolidated affiliates consists of USPI's share of the profits or losses generated from its equity investments in 44 surgical facilities. Because these operations are central to USPI's business strategy, equity in earnings of unconsolidated affiliates is classified as a component of operating income in the accompanying statements of operations. USPI has contracts to manage these facilities, which results in USPI having an active role in the operations of these facilities and devoting a significant portion of its corporate resources to the fulfillment of these management responsibilities.

(n) Income Taxes

USPI accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets may not be realized.

(o) Equity-Based Compensation

As discussed in Note 19, USPI will adopt a new accounting standard regarding its accounting for some types of equity-based compensation effective July 1, 2005. Until that date USPI will continue to follow existing GAAP in accounting for its equity-based compensation, which for USPI has historically been as discussed below.

USPI applies the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for its stock option grants to employees. Accordingly, USPI generally does not record compensation expense because USPI generally issues options for which the option exercise price equals the current market price of the underlying stock on the date of grant. SFAS No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure,* established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As permitted under SFAS No. 123, the Company has elected to continue to apply the intrinsic value based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148. Had USPI determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, USPI's net income (loss) would have been the pro forma amounts indicated below (in thousands, except per share amounts):

	Years Ended December 31,		
	2004	2003	2002
Net income:			
As reported	$86,175	$29,876	$19,600
Add: Total stock-based employee compensation expense included in reported net income, net of taxes	2,145	1,930	534
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	(6,072)	(6,030)	(3,947)
Pro forma	$82,248	$25,776	$16,187
Basic earnings per share			
As reported	$ 3.08	$ 1.10	$ 0.79
Pro forma	2.94	0.95	0.65
Diluted earnings per share			
As reported	$ 2.94	$ 1.06	$ 0.75
Pro forma	2.81	0.91	0.62

The fair market values for grants made during the three-year period in the table above were estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: risk-free interest rates ranging from 2.1% to 4.9%, expected dividend yield of zero, expected volatility of the market price of the Company's common stock of 40%, and an expected life of the option ranging from three to five years.

Total stock-based employee compensation expense included in net income, as reported, primarily consists of expense under the Company's Deferred Compensation Plan, grants of restricted stock to employees, and continued amortization of expense related to a December 2000 grant of stock options at a price lower than the current market price at the date of grant. The compensation amounts related to these grants are being amortized into expense over the estimated service periods.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.*

(p) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(2) Discontinued Operations

On July 29, 2004, the Company entered into an agreement to sell its Spanish operations, consisting of the Company's 97% share of its Spanish holding company, United Surgical Partners Europe, S.L. (USPE), which holds ownership interests in and manages nine short-stay surgical facilities in Spain. The Company's Spanish operations, historically included in the Company's Western Europe segment, represented a "component" of USPI, as that term is defined in Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), and USPI will have no continuing involvement in the operations. Accordingly, the results of the company's Spanish operations and sale of USPE are reported as "discontinued operations" in the accompanying consolidated statements of income.

Under the terms of the sale, USPI sold its entire 97% interest in USPE to a Spanish investment group. Total proceeds of the sale were approximately $192.9 million, of which approximately $18.1 million was deferred (the Reinvestment). After estimated costs of the sale of approximately $7.6 million, income taxes paid of $22.2 million, and net of the $3.9 million of cash the Company's Spanish subsidiaries held at the date of sale, the net cash proceeds to USPI at year-end totaled $141.1 million. The Company has recorded a gain on the disposal transaction of approximately $72.5 million, which nets to $50.3 million after sale-related income taxes the Company paid during the fourth quarter of 2004. In addition, the Company indemnified the buyers against tax and other contingencies, one of which is considered reasonably possible of requiring a payment by the Company in the future, as discussed more fully in Note 16.

To account for the Reinvestment, USPI carries a noncurrent note receivable from the buyers of $18.3 million at December 31, 2004, included in other assets in the accompanying consolidated balance sheet, which represents the portion of the sales price that, by agreement with the buyers, will be collected in January 2007 (the Maturity Date). This deferred sales price represents the present value of the $19.8 million payment (the Maturity Value) that the Company will receive at the Maturity Date when it (a) receives €16.0 million from the buyers and (b) uses that amount to purchase $19.8 million under a forward currency exchange contract the Company has entered into with a currency broker to hedge the Company's exposure to currency exchange rate fluctuations prior to January 2007. USPI will accrete this note receivable to the Maturity Value by recording interest income monthly at a rate of approximately 4%. In addition, the Company has recorded a noncurrent asset of approximately $1.4 million at December 31, 2004, due to a provision of the currency exchange contract that requires the Company to disburse additional cash related to currency exchange rate changes, which amounts will be returned to the Company when the contract is settled in 2007.

The Reinvestment contractually is structured as a subsidiary of USPI holding a 15% ownership interest in the buyer. However, USPI has assigned its voting, dividend, and other participation rights to the buyer, and the terms of the Reinvestment call for the shares to be surrendered to the buyer in January 2007 in exchange for €16.0 million, the collection of which is guaranteed by a bank. Accordingly, USPI has no continuing involvement in the Spanish operations and has treated the deferral of this amount as a financing and the disposal as a discontinued operation.

In accordance with the requirements of SFAS No. 144, the Company has reclassified its historical results of operations to remove the Spanish operations from its revenues and expenses on the accompanying income statements, collapsing the net income related to the Spanish operations into a single line, "income (loss) from discontinued operations." The only interest expense included in discontinued operations relates to debt that was assumed by the buyer. The gain on the sale is recorded separately. The following table summarizes certain amounts related to the Company's discontinued operations for the periods presented (in thousands, except per share amounts):

	Year Ended December 31,		
	2004	2003	2002
Revenues(1)	$99,078	$120,632	$89,117
Income from discontinued operations before income taxes	$ 6,015	$ 6,752	$ 3,447
Income tax expense	(2,686)	(1,593)	(523)
Income from discontinued operations(1)	$ 3,329	$ 5,159	$ 2,924
Gain on sale of discontinued operations before income taxes	$72,486	$ —	$ —
Income tax expense	(22,148)	—	—
Net gain on sale of discontinued operations	$50,338	$ —	$ —
Earnings per diluted share:			
Income from discontinued operations	$ 0.11	$ 0.18	$ 0.11
Gain on sale of discontinued operations	1.72	—	—
Total	$ 1.83	$ 0.18	$ 0.11

(1) 2004 amounts primarily relate to the period prior to September 9, 2004, the effective date of the sale of the Spanish operations. Expenses of approximately $0.7 million were incurred after the effective date related to winding down the Spanish operations, primarily consisting of establishing a valuation allowance against foreign tax credits whose benefit is considered unlikely to be realized.

(3) Acquisitions and Equity Investments

Effective January 1, 2004, the Company acquired a controlling interest in an ambulatory surgery center in Torrance, California in which the Company had previously owned a noncontrolling interest. The $9.8 million cost was paid in cash in December 2003 and was included in other noncurrent assets at December 31, 2003.

Effective May 1, 2004, the Company acquired a controlling interest in an ambulatory surgery center in Austintown, Ohio, in which the Company had previously owned a noncontrolling interest, for $6.4 million in cash.

Effective July 1, 2004, the Company acquired a controlling interest in an ambulatory surgery center in Reading, Pennsylvania, for $14.6 million in cash.

Effective August 1, 2004, the Company acquired a controlling interest in an ambulatory surgery center in Dallas, Texas, which the Company had previously owned a noncontrolling interest, for $3.2 million in cash.

Effective October 15, 2004, the Company acquired Same Day Surgery, L.L.C., which owns five multi-specialty surgery centers in metropolitan Chicago, and concurrently acquired a portion of the minority ownership interests in four of these facilities for aggregate consideration of approximately $36.2 million in cash.

Effective November 1, 2004, the Company acquired Specialty Surgicenters, Inc., which operates four surgical centers, and concurrently acquired a portion of the minority ownership interest in one of these facilities for aggregate consideration of approximately $21.0 million in cash. The Company subsequently acquired a portion of the minority ownership interest in another one of these facilities for approximately $12.0 million in the fourth quarter of 2004.

Effective December 1, 2004, the Company acquired a controlling interest in an ambulatory surgery center in San Antonio, Texas, for approximately $16.6 million in cash.

Goodwill in an aggregate amount of $102.5 million and management contracts not subject to amortization of $14.5 million were added by these transactions, all in the United States. Of these amounts, the amortization of $84.5 million is expected to be deductible for tax purposes.

The terms of certain of USPI's acquisition agreements provide for additional consideration to be paid to or received from the sellers based on certain financial targets or objectives being met for the acquired facilities or based upon the resolution of certain contingencies. Such additional consideration, which amounted to net payments by USPI of approximately $1.0 million, $3.8 million, and $3.3 million during 2004, 2003, and 2002, respectively, is recorded as an increase or decrease to goodwill at the time of the payment or receipt. The Company's management currently estimates the additional potential consideration that may be paid in future years to be $3.2 million, of which $2.4 million is based on contingencies that have been resolved and accordingly is included in other accrued expenses as of December 31, 2004, in the accompanying financial statements.

Following are the unaudited pro forma results for the years ended December 31, 2004 and 2003 as if the acquisitions occurred on January 1 of each year (in thousands, except per share amounts):

	Years Ended December 31, (Unaudited)	
	2004	2003
Net revenues	$434,791	$375,772
Income from continuing operations	40,325	35,776
Diluted earnings per share from continuing operations	$ 1.38	$ 1.27

These unaudited pro forma results have been prepared for comparative purposes only. The pro forma results do not purport to be indicative of the results of operations which would have actually resulted had the acquisitions been in effect at the beginning of the preceding year, nor are they necessarily indicative of the results of operations that may be achieved in the future.

The Company also engages in investing transactions that are not business combinations. These transactions consist of acquisitions and sales of noncontrolling equity interests in surgical facilities and the investment of additional cash in surgical facilities under development. During the year ended December 31, 2004, these transactions resulted in net cash outflows totaling $21.1 million, of which $13.3 million was paid to acquire a noncontrolling interest in a surgery center and a surgical hospital in Oklahoma City, Oklahoma, $4.0 million to acquire additional ownership in a surgery center in Los Angeles, California, and $1.6 million was paid to acquire a noncontrolling interest in a surgery center near Baltimore, Maryland.

The Company controls a significant number of its investees and therefore consolidates their results. Additionally, the Company invests in a significant number of facilities in which the Company has significant influence but does not have control; the Company uses the equity method to account for these investments. The majority of these investees are partnerships or limited liability companies, which require the associated tax benefit or expense to be recorded by the partners or members. Summarized financial information for the Company's equity method investees on a combined basis was as follows (amounts are in thousands, except number of facilities, and reflect 100% of the investees' results on an aggregated basis and are unaudited):

	2004	2003	2002
Unconsolidated facilities operated at year-end	44	33	26
Income statement information:			
Revenues	$339,109	$240,848	$141,166
Operating income	103,679	76,252	41,913
Net income	93,598	67,914	37,279
Balance sheet information:			
Current assets	$ 96,006	$ 69,659	$ 39,125
Noncurrent assets	163,410	132,380	91,528
Current liabilities	51,027	38,234	22,974
Noncurrent liabilities	96,415	73,414	59,301

(4) Other Receivables

Other receivables consist primarily of amounts receivable for services performed and funds advanced under management and administrative service agreements. As discussed in Note 11, most of the entities to which the Company provides management and administrative services are related parties, due to the Company being an equity method investor in those facilities. At December 31, 2004 and 2003, the amounts receivable from related parties, which are included in other receivables on the Company's balance sheet, totaled $10.0 million and $9.1 million, respectively.

(5) Property and Equipment

At December 31, property and equipment consisted of the following (in thousands):

	Estimated Useful Lives	2004	2003
Land and land improvements	—	$ 21,973	$ 38,817
Buildings and leasehold improvements	7-50 years	202,668	246,335
Equipment	3-12 years	149,174	208,443
Furniture and fixtures	4-20 years	8,625	17,912
Construction in progress		1,307	13,689
		383,747	525,196
Less accumulated depreciation		(117,858)	(177,133)
Net property and equipment		$ 265,889	$ 348,063

At December 31, 2004, construction in progress consisted of several projects to expand capacity, primarily at the Company's United States facilities. At December 31, 2003, construction in progress was largely concentrated in the Spanish operations, which were sold in 2004.

At December 31, 2004, assets recorded under capital lease arrangements included in property and equipment consisted of the following (in thousands):

	2004	2003
Land and buildings	$ 48,199	$ 67,310
Equipment and furniture	29,701	37,378
	77,900	104,688
Less accumulated amortization	(24,196)	(32,906)
Net property and equipment under capital leases	$ 53,704	$ 71,782

(6) Goodwill and Intangible Assets

On July 20, 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Other Intangible Assets* (SFAS 142). SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead be tested for impairment at least annually, with tests of goodwill occurring at the reporting unit level (defined as an operating segment or one level below an operating segment). SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective useful lives to their estimated residual values. The Company fully adopted the provisions of SFAS No. 142 effective January 1, 2002.

The adoption of SFAS No. 142 required that the Company perform transitional impairment tests for its goodwill and certain other intangible assets as of the date of adoption. The Company determined that its reporting units are at the operating segment (country) level. The Company completed the required transitional and annual impairment tests during 2002, 2003 and 2004. No impairment losses were identified in any reporting unit or intangible asset as a result of these tests.

Intangible assets, net of accumulated amortization, consisted of the following (in thousands):

	December 31,	
	2004	2003
Goodwill	$319,355	$255,987
Other intangible assets	83,000	70,658
Total	$402,355	$326,645

The following is a summary of changes in the carrying amount of goodwill by operating segment and reporting unit for years ended December 31, 2003 and 2004 (in thousands):

	U.S.	United Kingdom	Spain	Total
Balance at December 31, 2002	$152,935	$20,265	$42,298	$215,498
Additions	26,664	2,718	71	29,453
Other	—	2,492	8,544	11,036
Balance at December 31, 2003	179,599	25,475	50,913	255,987
Additions	116,688	57	—	116,745
Disposals	(2,398)	—	(50,913)	(53,311)
Other	(1,948)	1,882	—	(66)
Balance at December 31, 2004	$291,941	$27,414	$ —	$319,355

Goodwill additions during the years ended December 31, 2003 and 2004 resulted primarily from business combinations and additionally from purchases of equity investments accounted for under the equity method, for which the related goodwill is included in intangible assets. Other changes to the carrying amount of goodwill in the Company's U.S. reporting unit were related to the reversal of a valuation allowance against a net operating loss carryforward the Company added in a 2001 acquisition. In the U.K., the other changes were primarily due to foreign currency translation adjustments.

Intangible assets with definite useful lives are amortized over their respective estimated useful lives, ranging from three to fifteen years, to their estimated residual values. Effective January 1, 2002, intangible assets with indefinite useful lives are not amortized but instead are tested for impairment at least annually. The majority of the Company's management contracts have indefinite useful lives. Most of these contracts have evergreen renewal provisions that do not contemplate a specific termination date. Some of the contracts have provisions which make it possible for the facility's other owners to terminate them at certain dates and under certain circumstances. Based on the Company's history with these contracts, the Company's management considers the life of these contracts to be indefinite and therefore does not amortize them unless facts and circumstances indicate that it is no longer considered likely that these contracts can be renewed without substantial cost.

The following is a summary of intangible assets at December 31, 2004 and 2003 (in thousands):

	December 31, 2004		
	Gross Carrying Amount	Accumulated Amortization	Total
Definite Useful Lives			
Management Contracts	$25,506	$ (9,168)	$16,338
Other	7,892	(1,942)	5,950
Total	$33,398	$(11,110)	22,288
Indefinite Useful Lives			
Management Contracts			59,908
Other			804
Total			60,712
Total intangible assets			$83,000

	December 31, 2003		
	Gross Carrying Amount	Accumulated Amortization	Total
Definite Useful Lives			
Management Contracts	$27,391	$ (8,828)	$18,563
Other	13,839	(4,609)	9,230
Total	$41,230	$(13,437)	27,793
Indefinite Useful Lives			
Management Contracts			42,245
Other			620
Total			42,865
Total intangible assets			$70,658

Amortization expense from continuing operations related to intangible assets with definite useful lives was $2.3 million and $2.6 million for the years ended December 31, 2004 and 2003, respectively. Additionally, accumulated amortization changed as a result of amortization of debt issue costs in the amounts of $1.7 million and $2.0 million during the years ended December 31, 2004 and 2003, respectively, which is reflected in interest expense, $1.6 million due to the Company terminating a credit agreement prior to its scheduled termination date, and foreign currency translation adjustments. The weighted average amortization period for intangible assets with definite useful lives is 14 years for management contracts, 10 years for other intangible assets, and 13 years overall.

The following table provides estimated amortization expense related to intangible assets with definite useful lives for each of the years in the five-year period ending December 31, 2009:

2005	$2,102
2006	2,098
2007	1,926
2008	1,926
2009	1,925
	$9,977

(7) Long-Term Investments

At December 31, 2004, the Company, as a result of the sale of its Spanish operations, had a long-term receivable, included in other noncurrent assets, with a carrying amount of $19.7 million, as discussed more fully in Note 2.

The Company had investments in two mutual funds at December 31, 2003, both of which were designated as "available for sale" under Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (SFAS No. 115) and were included in other noncurrent assets. The Company disposed of both of these investments as part of selling the Spanish operations in 2004.

(8) Long-term Debt

At December 31, long-term debt consisted of the following (in thousands):

	2004	2003
Senior credit agreements	$ 65,918	$ 63,876
Senior subordinated notes	149,077	148,989
Notes payable to financial institutions	20,698	26,505
Capital lease obligations	52,792	65,374
Total long-term debt	288,485	304,744
Less current portion	(15,316)	(16,794)
Long-term debt, less current portion	$273,169	$287,950

(a) Lines of Credit

On September 27, 2004, the Company terminated its primary U.S. revolving credit facility, under which no amounts were outstanding. The Company's management initiated this termination in advance of the scheduled maturity date of November 2005 given the Company's ongoing positive operating cash flows coupled with the receipt of approximately $141.1 million in cash related to the sale of the Spanish operations. Accordingly, the Company wrote off approximately $1.6 million ($1.1 million after the related tax benefit) in unamortized debt issue costs during the third quarter of 2004.

Global, the Company's majority owned U.K. subsidiary, has a credit agreement with a commercial lender that provides for total borrowings of £52.5 million (approximately $100.6 million at December 31, 2004) under four separate facilities. At December 31, 2004, total outstanding borrowings under the agreement were approximately $65.9 million, which represents total borrowings net of scheduled repayments of $20.6 million that have been made under the agreement, and approximately $14.1 million was available for borrowing, primarily for capital projects specified in the agreement. Borrowings under this agreement are secured by certain assets and the capital stock of Global and its subsidiaries, bear interest ranging from 1.50% to 2.00% over LIBOR, and mature in April 2010. At December 31, 2004, the weighted average rate applicable to the outstanding balance was 6.45%.

Fees paid for unused portions of the lines of credit were approximately $676,688, $490,080, and $548,000, in 2004, 2003 and 2002, respectively.

(b) Subordinated Debt

The Company completed a public debt offering in December 2001, issuing $150 million in Senior Subordinated Notes. The notes, which mature on December 15, 2011, accrue interest at 10% payable semi-annually on June 15 and December 15 commencing on June 15, 2002 and were issued at a discount of $1.2 million, resulting in an effective interest rate of 10.125%. The Senior Subordinated Notes are subordinate to all senior indebtedness and are guaranteed by USPI and USPI's wholly owned subsidiaries domiciled in the United States.

The Company may redeem all or part of the notes on or after December 15, 2006 upon not less than 30 nor more than 60 days notice. The redemption price would be the following percentages of principal amount, if redeemed during the 12-month period commencing on December 15 of the years set forth below:

Period	Redemption Price
2006	105.000%
2007	103.333%
2008	101.667%
2009	100.000%
2010	100.000%

The Company may also redeem the notes at any time prior to December 15, 2006, by paying the principal amount of all outstanding notes plus the greater of (a) 1% of the principal amount or (b) the excess of the present value of the notes and all interest that would accrue through December 14, 2006 over the principal amount of the notes. The Company is obligated to offer to purchase the notes at 101% of the principal amount upon the occurrence of certain change of control events. In addition, the Company is obligated to apply the proceeds of the sales of the Spanish operations within one year to the Company's operations or to repurchase the notes. By December 31, 2004, the Company had applied $90.4 million of the Spanish sale proceeds to the acquisition and development of surgical facilities. Any redemptions of the notes require payment of all amounts of accrued but unpaid interest.

The notes carried at the principal amount of $150 million net of the unamortized discount of approximately $0.9 million at December 31, 2004, represent the full amount of subordinated debt outstanding at December 31, 2004 and 2003. At December 31, 2004 and 2003, the notes were considered to have a fair value, based upon recent trading, of $169.1 million and $171.0 million, which amounts are approximately $20.0 million and $22.0 million higher than the carrying value at December 31, 2004 and 2003, respectively.

(c) Other Long-term Debt

The Company and its subsidiaries have notes payable to financial institutions, former owners of acquired businesses, and other parties which mature at various date through 2013 and accrue interest at fixed and variable rates ranging from 4.90% to 16.19%.

Capital lease obligations in the carrying amount of $52.8 million are secured by underlying real estate and equipment and have interest rates ranging from 6.19% to 17.5%.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2004 are as follows (in thousands): 2005, $15,316; 2006, $15,433; 2007, $15,453; 2008, $15,646; 2009, $14,269; thereafter, $213,287.

(9) Leases

USPI leases various office equipment and office space under a number of operating lease agreements, which expire at various times through the year 2019. Such leases do not involve contingent rentals, nor do they contain significant renewal or escalation clauses. Office leases generally require USPI to pay all executory costs (such as property taxes, maintenance and insurance).

Minimum future payments under noncancelable leases, with remaining terms in excess of one year as of December 31, 2004 are as follows (in thousands):

	Capital Leases	Operating Leases
Year ending December 31,		
2005	$ 11,128	$ 9,563
2006	7,987	8,954
2007	6,897	8,339
2008	6,111	7,607
2009	5,239	6,264
Thereafter	75,120	19,637
Total minimum lease payments	112,482	$60,364
Amount representing interest	(59,690)	
Present value of minimum lease payments	$ 52,792	

Total rent expense from continuing operations under operating leases was $11.3 million, $8.6 million, and $6.6 million for the years ended December 31, 2004, 2003, and 2002, respectively.

(10) Preferred Stock

The Board of Directors, which is authorized to issue 10,053,916 shares of Preferred Stock, has designated shares in the following amounts:

Series A Redeemable Preferred Stock, $0.01 par value	31,200
Series B Convertible Redeemable Preferred Stock, $0.01 par value	2,716
Series C Convertible Preferred Stock, $0.01 par value	20,000
Series D Redeemable Preferred Stock, $0.01 par value	40,000
Series A Junior Participating Preferred Stock, $0.01 par value	500,000
Not designated	9,460,000
Total authorized shares of Preferred Stock	10,053,916

No preferred stock or accrued dividends were outstanding at December 31, 2004 and 2003.

All authorized shares of Series A Redeemable Preferred Stock (Series A) and Series B Convertible Redeemable Preferred Stock (Series B) were issued during 1998 and subsequently either redeemed for cash or converted to common stock prior to 2002. Redeemed or converted preferred shares are deemed retired.

During 2000, USPI issued 18,750 shares of Series C Convertible Preferred Stock (Series C), all of which were converted to common stock in 2001. The 18,750 shares issued during 2000 were issued with 266,667 detachable warrants to purchase common stock, exercisable at $0.03 per warrant. These warrants were exercised in January 2004.

In 2001, USPI issued and subsequently redeemed 20,000 shares of Series D Redeemable Preferred Stock (Series D).

No shares of Series A Junior Participating Preferred Stock (Series A Participating) had been issued at December 31, 2004.

(11) Related Party Transactions

USPI has entered into agreements with certain majority and minority owned surgery centers to provide management services. As compensation for these services, the surgery centers are charged management fees which are either fixed in amount or represent a fixed percentage of each center's net revenue less bad debt. The percentages range from 4.5% to 8.0%. Amounts recognized under these agreements, after elimination of amounts from consolidated surgery centers, totaled approximately $14.9 million, $11.9 million, and $7.3 million in 2004, 2003 and 2002, respectively, and are included in management and administrative services revenue in the accompanying consolidated statements of income.

(12) Income Taxes

The components of income from continuing operations before income taxes were as follows (in thousands):

	2004	2003	2002
Domestic	$40,426	$32,180	$20,422
Foreign	9,949	7,471	6,177
	$50,375	$39,651	$26,599

Income tax expense (benefit) attributable to income from continuing operations consists of (in thousands):

	Current	Deferred	Total
Year ended December 31, 2004:			
U.S. federal	$ 8,686	$4,638	$13,324
State and local	1,517	791	2,308
Foreign	3,045	(810)	2,235
Net income tax expense	$13,248	$4,619	$17,867

	Current	Deferred	Total
Year ended December 31, 2003:			
U.S. federal	$1,919	$9,196	$11,115
State and local	1,300	729	2,029
Foreign	2,425	(635)	1,790
Net income tax expense	$5,644	$9,290	$14,934

	Current	Deferred	Total
Year ended December 31, 2002:			
U.S. federal	$ —	$7,103	$7,103
State and local	809	460	1,269
Foreign	1,966	(415)	1,551
Net income tax expense	$2,775	$7,148	$9,923

Income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 35% to pretax income in fiscal years ended December 31, 2004, 2003 and 2002 as follows (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Computed "expected" tax expense	$17,631	$13,884	$9,309
Increase (reduction) in income taxes resulting from:			
Differences between U.S. financial reporting and foreign statutory reporting	(631)	(369)	(264)
State tax expense	1,582	1,614	998
Removal of foreign tax rate differential	(612)	(481)	(389)
Intangible assets	22	165	296
Other	(125)	121	(27)
Total	$17,867	$14,934	$9,923

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below (in thousands).

	December 31,	
	2004	2003
Deferred tax assets:		
Net operating loss carryforwards	$ 2,495	$10,271
Accrued expenses	6,631	3,289
Bad debts	762	2,745
Basis difference of property and equipment	—	1,250
Tax credits	—	764
Capitalized costs and other	450	1,610
Total deferred tax assets	10,338	19,929
Less valuation allowance	—	(4,948)
Net deferred tax assets	$10,338	$14,981
Deferred tax liabilities:		
Basis difference of acquisitions	$23,814	$32,158
Accelerated depreciation	9,860	9,443
Capitalized interest and other	1,117	612
Prepaid expenses	—	—
Total deferred tax liabilities	$34,791	$42,213

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At December 31,

2004, USPI had net operating loss carryforwards for U.S. federal income tax purposes of $6.6 million, all of which were added through acquisitions and have restrictions as to utilization. The Company's ability to offset future federal taxable income with these carryforwards would begin to be forfeited in 2022, if unused.

(13) Equity-Based Compensation

On April 30, 1998, USPI adopted a stock option plan pursuant to which USPI's Board of Directors granted, at various dates through February 12, 2001, non-qualified or incentive stock options to selected employees, officers, and directors of USPI. USPI adopted a 2001 Equity-Based Compensation Plan (the Plan) on February 13, 2001. At any given time, the number of shares of common stock issued under the Plan plus the number of shares of common stock issuable upon the exercise of all outstanding awards under the Plan may not exceed the lesser of 300,000,000 shares or 12.5% of the total number of shares of common stock then outstanding, assuming the exercise of all outstanding warrants and options under the Plan. The Plan provides for grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to USPI employees, including officers and employee-directors, and for grants of nonqualified stock options, restricted stock awards, stock appreciation rights, phantom stock awards and annual incentive awards to USPI employees, consultants and nonemployee directors. The Board of Directors or a designated committee shall have the sole authority to determine which individuals receive grants, the type of grant to be received, vesting period and all other option terms. Incentive stock options granted generally have an option price no less than 100% of the fair market value of the common stock on the date of grant with the term not to exceed ten years.

The Company's net income, as reported, includes approximately $2,145,000, $1,930,000, and $534,000 of expense, net of related tax effects, arising from stock-based employee compensation during 2004, 2003 and 2002, respectively. These amounts primarily consist of compensation expense under the Company's Deferred Compensation Plan (DCP), grants of restricted stock to employees, and amortization of 333,333 options granted in December 2000 at a price below the current market value of the underlying stock. The value associated with the below-market option grant was fully amortized by the end of 2004. Under the DCP, eligible employees elect prior to the start of the year to defer the receipt of a specified portion of any bonus they earn that year until a specified future date, at which time the bonus will be paid in shares of common stock determined using a discounted market value per share. The Company records compensation expense related to the value of the shares expected to be issued under the DCP.

During 2004, 2003, and 2002, the Company granted restricted stock awards ("RSAs") totaling 146,000, 178,000, and 62,500 shares, respectively, which had weighted-average grant-date fair values per share of $35.96, $23.24, and $19.68, respectively. The Company is amortizing the expense related to RSAs and the below market option grants into expense on a straight-line basis over the estimated service period and carried deferred compensation balances of approximately $7,689,000, $4,548,000 and $1,226,000 on its balance sheets at December 31, 2004, 2003, and 2002, respectively.

At December 31, 2004, there were 1,390,592 shares available for grant under the Plan. The per share weighted-average fair values at date of grant for stock options granted during 2004, 2003, and 2002 were $11.20, $5.97, and $10.25, respectively, and were estimated based on a Black Scholes valuation model, using the following assumptions:

	Years Ended December 31,		
	2004	2003	2002
Expected life in years	3.0	3.0	5.0
Weighted average interest rate	2.7%	2.8%	4.0%
Dividend yield	0.0%	0.0%	0.0%
Volatility	40.0%	40.0%	40.0%

Stock option activity during 2004, 2003 and 2002 was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2001	2,858,964	$13.62
Granted	888,233	24.84
Exercised	(372,121)	7.13
Forfeited	(131,486)	18.34
Expired	—	—
Balance at December 31, 2002	3,243,590	$17.24
Granted	389,000	19.72
Exercised	(215,657)	14.31
Forfeited	(99,247)	21.52
Expired	—	—
Balance at December 31, 2003	3,317,686	$17.60
Granted	119,500	37.20
Exercised	(541,843)	14.91
Forfeited	(118,039)	21.40
Expired	—	—
Balance at December 31, 2004	2,777,304	$18.81
Shares exercisable at December 31, 2002	1,199,493	$12.36
Shares exercisable at December 31, 2003	1,618,877	$14.64
Shares exercisable at December 31, 2004	1,772,633	$16.34

Exercise prices for options outstanding as of December 31, 2004, ranged from $2.55 to $38.58. The following table provides certain information with respect to stock options outstanding at December 31, 2004:

Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$ 2.55-$13.50	927,698	$11.27	4.84
$14.00-$20.76	945,256	18.33	5.61
$21.00-$38.58	904,350	27.06	6.48
	2,777,304	$18.81	5.64

The following table provides certain information with respect to stock options exercisable at December 31, 2004:

Range of Exercise Prices	Stock Options Exercisable	Weighted Average Exercise Price
$ 2.55-$13.50	887,294	$11.17
$14.00-$20.76	522,979	18.63
$21.00-$38.58	362,360	25.70
	1,772,633	$16.34

Employee Stock Purchase Plan

USPI adopted an Employee Stock Purchase Plan on February 13, 2001. The plan provides for the grant of stock options to selected eligible employees. Any eligible employee may elect to participate in the plan by authorizing USPI's options and compensation committee to make payroll deductions to pay the exercise price of an option at the time and in the manner prescribed by USPI's options and compensation committee. This payroll deduction may be a specific amount or a designated percentage to be determined by the employee, but the specific amount may not be less than an amount established by the Company and the designated percentage may not exceed an amount of eligible compensation established by the Company from which the deduction is made. The Company has reserved 500,000 shares of common stock for this plan of which 50,113, 73,897 and 69,183 were issued during 2004, 2003, and 2002, respectively.

(14) Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding options, warrants, and restricted stock except where such effect would be antidilutive. The following table sets forth the computation of basic and diluted earnings per share for years ended December 31, 2004, 2003 and 2002 (in thousands, except per share amounts):

	Years Ended December 31,		
	2004	2003	2002
Net income attributable to common shareholders:			
Continuing operations	$32,508	$24,717	$16,676
Discontinued operations	53,667	5,159	2,924
Total	$86,175	$29,876	$19,600
Weighted average common shares outstanding	27,942	27,133	24,925
Effect of dilutive securities:			
Stock options	1,232	803	841
Warrants and restricted stock	124	308	290
Shares used for diluted earnings per share	29,298	28,244	26,056
Basic earnings per share:			
Continuing operations	$ 1.16	$ 0.91	$ 0.67
Discontinued operations	1.92	0.19	0.12
Total	$ 3.08	$ 1.10	$ 0.79
Diluted earnings per share:			
Continuing operations	$ 1.11	$ 0.88	$ 0.64
Discontinued operations	1.83	0.18	0.11
Total	$ 2.94	$ 1.06	$ 0.75

(15) Segment Disclosures

Statement of Financial Accounting Standards No. 131, *Disclosures About Segments of an Enterprise and Related Information,* establishes standards for reporting information about operating segments in financial statements. USPI's business is the operation of surgery centers, private surgical hospitals and related businesses in the United States and the United Kingdom. USPI's chief operating decision maker, as that term is defined in the accounting standard, regularly reviews financial information about its surgical facilities for assessing performance and allocating resources both domestically and abroad. Accordingly, USPI's reportable segments consist of (1) U.S. based facilities and (2) United Kingdom based facilities. Prior to the Company's September 2004 sale of its Spanish operations, the Company operated in two segments: the United States and Western Europe. The Western Europe segment consisted of operations in Spain and the United Kingdom. As a result of the sale of its Spanish operations, the Company's non-U.S. segment now consists solely of its operations in the United Kingdom. Accordingly, all amounts related to the Spanish operations have been removed from all periods presented in the Company's segment disclosures.

2004 (In thousands)	U.S.	United Kingdom	Total
Net patient service revenue	$266,617	$ 84,454	$351,071
Other revenue	38,459	—	38,459
Total revenues	$305,076	$ 84,454	$389,530
Depreciation and amortization	$ 20,373	$ 6,836	$ 27,209
Operating income	92,818	14,515	107,333
Net interest expense	(21,267)	(3,862)	(25,129)
Income tax expense	(15,632)	(2,235)	(17,867)
Total assets	721,830	200,474	922,304
Capital expenditures	40,978	10,582	51,560

2003 (In thousands)	U.S.	United Kingdom	Total
Net patient service revenue	$212,176	$ 60,776	$272,952
Other revenue	37,612	—	37,612
Total revenues	$249,788	$ 60,776	$310,564
Depreciation and amortization	$ 17,697	$ 5,003	$ 22,700
Operating income	76,786	9,939	86,725
Net interest expense	(20,883)	(2,965)	(23,848)
Income tax expense	(13,143)	(1,791)	(14,934)
Total assets	468,326	163,265	631,591
Capital expenditures	11,226	11,634	22,860

2002 (In thousands)	U.S.	United Kingdom	Total
Net patient service revenue	$164,769	$ 47,434	$212,203
Other revenue	31,611	—	31,611
Total revenues	$196,380	$ 47,434	$243,814
Depreciation and amortization	$ 15,427	$ 3,696	$ 19,123
Operating income	55,222	8,730	63,952
Net interest expense	(20,061)	(2,472)	(22,533)
Income tax expense	(8,560)	(1,363)	(9,923)
Total assets	438,824	121,330	560,154
Capital expenditures	11,663	13,330	24,993

(16) Commitments and Contingencies

(a) Financial Guarantees

As of December 31, 2004, the Company had issued guarantees of the indebtedness of its investees to third parties, which could potentially require the Company to make maximum aggregate payments totaling approximately $30.7 million. Of the total, $10.7 million relates to the debt of consolidated subsidiaries, whose debt is included in the Company's consolidated balance sheet, and the remaining $20.0 million relates to the debt of unconsolidated affiliated companies, whose debt is not included in the Company's consolidated balance sheet. In accordance with Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* the Company has recorded long-term liabilities totaling approximately $0.1 million related to the guarantees the Company has issued to unconsolidated affiliates on or after January 1, 2003, and has not recorded any liabilities related to guarantees issued prior to that date. Generally, these arrangements (a) consist of guarantees of real estate and equipment financing, (b) are secured by the related property and equipment, (c) require payments by the Company, in the event of a default by the investee primarily obligated under the financing, (d) expire as the underlying debt matures at various dates through 2022, and (e) provide no recourse for the Company to recover any amounts from third parties.

(b) Litigation and Professional Liability Claims

In its normal course of business, USPI is subject to claims and lawsuits relating to patient treatment. USPI believes that its liability for damages resulting from such claims and lawsuits is adequately covered by insurance or is adequately provided for in its consolidated financial statements.

(c) Self Insurance

The Company is self-insured for healthcare for its U.S. employees up to predetermined amounts above which third party insurance applies. The Company believes that the accruals established at December 31, 2004, which were estimated based on actual employee health claim patterns, adequately provide for its exposure under this arrangement. Additionally, in the U.S. the Company maintains professional liability insurance that provides coverage on a claims made basis of $1.0 million per incident and $5.0 million in annual aggregate amount per location with retroactive provisions upon policy renewal. Certain of the Company's insurance policies have deductibles and contingent premium arrangements. The Company believes that the accruals established at December 31, 2004, which were estimated based on historical claims, adequately provide for its exposure under these arrangements.

(d) Employee Benefit Plans

The Company's eligible U.S. Employees may choose to participate in the United Surgical Partners International, Inc. 401(K) Plan under which the Company may elect to make contributions that match from zero to 100% of participants' contributions. Charges to expense under this plan in 2004 and 2003 were $0.9 million and $0.8 million, respectively.

One of the Company's U.K. subsidiaries, which the Company acquired in 2000, has obligations remaining under a defined benefit pension plan that originated in 1991 and was closed to new participants at the end of 1998. At December 31, 2004, the plan had approximately 90 participants, plan assets of $8.2 million, and an accumulated pension benefit obligation of $9.7 million. At December 31, 2003, the plan had approximately 105 participants, plan assets of $6.7 million, and an accumulated pension benefit obligation of $7.8 million. Pension expense was approximately $0.4 million and $0.8 million for the years ended December 31, 2004 and 2003, respectively. During 2003 the Company recorded an after-tax benefit of

$0.5 million, included in other comprehensive income, as a result of the plan assets exceeding the actuarially estimated benefit obligation, primarily as a result of increases in investment values and other changes in market conditions affecting the projected liabilities of the plan. During 2004, the actuarially estimated benefit obligation was again compared to plan assets, this time resulting in an after tax charge to other comprehensive income of approximately $0.2 million.

(e) Employment Agreements

The Company entered into employment agreements dated November 15, 2002 with Donald E. Steen and William H. Wilcox. The agreement with Mr. Steen, who serves as the Company's Chairman, was amended February 18, 2004 to provide for annual base compensation of $262,500, subject to increases approved by the board of directors, a performance bonus of up to 100% of Mr. Steen's annual salary, and his continued employment until November 15, 2011.

The agreement with Mr. Wilcox, which renewed for a two-year term in November 2004, the Company's President and Chief Executive Officer, provides for annual base compensation of $415,000, subject to increases approved by the board of directors, and Mr. Wilcox is eligible for a performance bonus of up to 100% of his annual salary. The agreement has an initial term of two years and renews automatically for two-year terms unless terminated by either party.

In addition, on August 1, 2003 the Company entered into employment agreements with four other senior managers which provide for the employment of each individual through July 31, 2005. The total annual base compensation under the August 1 agreements is $1 million, subject to increases approved by the board of directors, and performance bonuses of up to a total of $750,000 per year.

(f) Spanish Tax Indemnification

In September 2004 the Company sold its Spanish operations (Note 2) and agreed to indemnify the buyers with respect to tax and other contingencies of the Spanish entities sold. One of the Spanish entities sold has been assessed taxes and interest totaling approximately €1 million (equal to $1.4 million at December 31, 2004) related to a transaction it undertook in 2000. The Company's management believes there should be no tax liability related to the transaction. Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies* (SFAS No. 5) requires that an estimated loss be accrued by a charge to income when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on its review of the facts and circumstances, and reviews by external parties representing the Company, the Company's management does not consider it probable that any payment will be made related to this contingency. However, it is considered reasonably possible, as that term is defined in SFAS No. 5, that some amount up to approximately €1 million plus interest accruing at a government-published rate, which has ranged from 4.75% to 6.50% from 2000 through 2004, may be paid by the Company at some point in the future related to this contingency, and accordingly the Company will disclose the existence of this contingency and the estimated range of potential loss related to this contingency until it is resolved. Should facts and circumstances related to this tax assessment change at some point in the future, the Company will consider accruing a charge to income. Any such charge would be reflected in discontinued operations.

(17) Subsequent Events

Effective January 1, 2005, in a series of individually immaterial transactions, the Company paid aggregate cash of $21.4 million to acquire additional ownership in nine facilities it already operated. In addition, the Company has entered into letters of intent with various entities regarding possible joint venture, development or other transactions. These possible joint ventures, developments or other transactions are in various stages of negotiation.

(18) Condensed Consolidating Financial Statements

The following information is presented as required by regulations of the Securities and Exchange Commission in connection with the Company's publicly traded Senior Subordinated Notes. This information is not routinely prepared for use by management. The operating and investing activities of the separate legal entities included in the consolidated financial statements are fully interdependent and integrated. Accordingly, the operating results of the separate legal entities are not representative of what the operating results would be on a stand-alone basis. Revenues and operating expenses of the separate legal entities include intercompany charges for management and other services.

The $150 million 10% Senior Subordinated Notes due 2011, were issued in a private offering on December 19, 2001 and subsequently registered as publicly traded securities through a Form S-4 effective January 15, 2002, by USPI's wholly owned finance subsidiary, United Surgical Partners Holdings, Inc. (USPH), which was formed in 2001. The notes are guaranteed by USPI, which does not have independent assets or operations, and USPI's wholly owned subsidiaries domiciled in the United States. USPI's investees in the United Kingdom are not guarantors of the obligation, nor were USPI's investees in Spain. USPI's investees in the United States in which USPI owns less than 100% are not guarantors of the obligation. The financial positions and results of operations (below, in thousands) of the respective guarantors are based upon the guarantor relationship at the end of the period presented, except for the Company's Spanish operations, which have been classified as discontinued operations in the condensed consolidated statements of income shown below.

Condensed Consolidating Balance Sheets:

As of December 31, 2004	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
ASSETS:				
Current assets:				
Cash and cash equivalents	$ 83,905	$ 9,562	$ —	$ 93,467
Patient receivables, net	186	43,405	—	43,591
Other receivables	5,549	22,028	(7,284)	20,293
Inventories	206	6,982	—	7,188
Other	12,620	1,808	—	14,428
Total current assets	102,466	83,785	(7,284)	178,967
Property and equipment, net	30,104	235,785	—	265,889
Investments in affiliates	107,570	608	(64,776)	43,402
Intangible assets, net	304,764	112,500	(14,909)	402,355
Other	96,321	25,192	(89,822)	31,691
Total assets	$641,225	$457,870	$(176,791)	$922,304
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$ 1,741	$ 16,307	$ —	$ 18,048
Accrued expenses	89,148	35,076	(65,799)	58,425
Current portion of long-term debt	1,302	15,409	(1,395)	15,316
Total current liabilities	92,191	66,792	(67,194)	91,789
Long-term debt	153,675	145,264	(25,770)	273,169
Other liabilities	25,081	9,389	—	34,470
Minority interests	—	11,444	36,823	48,267
Stockholders' equity	370,278	224,981	(120,650)	474,609
Total liabilities and stockholders' equity	$641,225	$457,870	$(176,791)	$922,304

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2003	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
ASSETS:				
Current assets:				
Cash and cash equivalents	$ 15,147	$ 13,372	$ —	$ 28,519
Patient receivables, net	127	56,464	—	56,591
Other receivables	37,980	21,183	(38,995)	20,168
Inventories	279	8,745	—	9,024
Other	11,781	7,514	—	19,295
Total current assets	65,314	107,278	(38,995)	133,597
Property and equipment, net	36,044	312,587	(568)	348,063
Investments in affiliates	175,504	14,344	(157,744)	32,104
Intangible assets, net	184,314	158,378	(16,047)	326,645
Other	120,142	11,521	(101,563)	30,100
Total assets	$581,318	$604,108	$(314,917)	$870,509
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$ 1,396	$ 35,994	$ (937)	$ 36,453
Accrued expenses	27,138	24,500	(1,245)	50,393
Current portion of long-term debt	1,763	16,146	(1,115)	16,794
Total current liabilities	30,297	76,640	(3,297)	103,640
Long-term debt	156,963	264,020	(133,033)	287,950
Other liabilities	18,998	23,308	—	42,306
Minority interests	—	11,403	34,555	45,958
Stockholders' equity	375,060	228,737	(213,142)	390,655
Total liabilities and stockholders' equity	$581,318	$604,108	$(314,917)	$870,509

Condensed Consolidating Statements of Income:

Year Ended December 31, 2004	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Revenues	$ 73,101	$336,243	$(19,814)	$389,530
Equity in earnings of unconsolidated affiliates	18,626	—	—	18,626
Operating expenses, excluding depreciation and amortization	57,755	236,046	(20,187)	273,614
Depreciation and amortization	10,459	16,750	—	27,209
Operating income	23,513	83,447	373	107,333
Interest expense, net	(14,843)	(10,286)	—	(25,129)
Other expense	(767)	(311)	(310)	(1,388)
Income before minority interests	7,903	72,850	63	80,816
Minority interests in income of consolidated subsidiaries	—	(12,805)	(17,636)	(30,441)
Income (loss) from continuing operations before income taxes	7,903	60,045	(17,573)	50,375
Income tax expense	(15,636)	(2,231)	—	(17,867)
Income (loss) from continuing operations	(7,733)	57,814	(17,573)	32,508
Earnings from discontinued operations, net of tax	2,145	51,522	—	53,667
Net income (loss)	$ (5,588)	$109,336	$(17,573)	$ 86,175

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Year Ended December 31, 2003	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Revenues	$ 69,078	$256,996	$(15,510)	$310,564
Equity in earnings of unconsolidated affiliates	15,074	—	—	15,074
Operating expenses, excluding depreciation and amortization	54,107	177,925	(15,819)	216,213
Depreciation and amortization	10,369	12,355	(24)	22,700
Operating income	19,676	66,716	333	86,725
Interest expense, net	(16,285)	(7,563)	—	(23,848)
Other income (expense)	316	726	(309)	733
Income before minority interests	3,707	59,879	24	63,610
Minority interests in income of consolidated subsidiaries	—	(10,600)	(13,359)	(23,959)
Income (loss) from continuing operations before income taxes	3,707	49,279	(13,335)	39,651
Income tax expense	(12,834)	(2,100)	—	(14,934)
Income (loss) from continuing operations	(9,127)	47,179	(13,335)	24,717
Earnings (loss) from discontinued operations, net of tax	2,983	2,189	(13)	5,159
Net income (loss)	$ (6,144)	$ 49,368	$(13,348)	$ 29,876

Year Ended December 31, 2002	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Revenues	$ 60,478	$194,440	$(11,104)	$243,814
Equity in earnings of unconsolidated affiliates	9,454	—	—	9,454
Operating expenses, excluding depreciation and amortization	45,352	136,213	(11,372)	170,193
Depreciation and amortization	9,726	9,421	(24)	19,123
Operating income	14,854	48,806	292	63,952
Interest expense, net	(16,041)	(6,492)	—	(22,533)
Other income (expense)	292	(11)	(292)	(11)
Income (loss) before minority interests	(895)	42,303	—	41,408
Minority interests in income of consolidated subsidiaries	—	(7,111)	(7,698)	(14,809)
Income (loss) from continuing operations before income taxes	(895)	35,192	(7,698)	26,599
Income tax expense	(8,040)	(1,883)	—	(9,923)
Income (loss) from continuing operations	(8,935)	33,309	(7,698)	16,676
Earnings from discontinued operations, net of tax	2,601	323	—	2,924
Net income (loss)	$ (6,334)	$ 33,632	$ (7,698)	$ 19,600

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Statements of Cash Flows:

Year Ended December 31, 2004	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:				
Income (loss) from continuing operations	$ (7,733)	$ 57,814	$(17,573)	$ 32,508
Changes in operating and intercompany assets and liabilities and noncash items included in net loss	221,018	(84,036)	(77,950)	59,032
Net cash provided by (used in) operating activities	213,285	(26,222)	(95,523)	91,540
Cash flows from investing activities:				
Purchases of property and equipment, net	(6,922)	(16,947)	—	(23,869)
Purchases of new businesses, net	(131,092)	(31)	—	(131,123)
Proceeds from sale of Spanish operations	—	207,203	(66,071)	141,132
Other items	(4,126)	(1,391)	—	(5,517)
Net cash provided by (used in) investing activities	(142,140)	188,834	(66,071)	(19,377)
Cash flows from financing activities:				
Long-term borrowings, net	(2,508)	(5,519)	—	(8,027)
Proceeds from issuance of common stock	9,598	—	—	9,598
Other items	(10,315)	(161,595)	161,594	(10,316)
Net cash provided by (used in) financing activities	(3,225)	(167,114)	161,594	(8,745)
Net cash provided by discontinued operations	—	1,272	—	1,272
Effect of exchange rate changes on cash	—	258	—	258
Net increase (decrease) in cash	67,920	(2,972)	—	64,948
Cash at the beginning of the year	15,147	13,372	—	28,519
Cash at the end of the year	$ 83,067	$ 10,400	$ —	$ 93,467

Year Ended December 31, 2003	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:				
Income (loss) from continuing operations	$ (9,127)	$ 47,192	$(13,348)	$ 24,717
Changes in operating and intercompany assets and liabilities and noncash items included in net loss	53,716	(40,051)	35,993	49,658
Net cash provided by operating activities	44,589	7,141	22,645	74,375
Cash flows from investing activities:				
Purchases of property and equipment, net	(4,586)	(17,688)	—	(22,274)
Purchases of new businesses	(30,038)	(13,901)	—	(43,939)
Other items	(13,937)	—	—	(13,937)
Net cash used in investing activities	(48,561)	(31,589)	—	(80,150)
Cash flows from financing activities:				
Long-term borrowings, net	(2,330)	22,563	(22,645)	(2,412)
Proceeds from issuance of common stock	4,307	—	—	4,307
Other items	(7,570)	—	—	(7,570)
Net cash provided by (used in) financing activities	(5,593)	22,563	(22,645)	(5,675)
Net cash used in discontinued operations	—	(7,373)	—	(7,373)
Effect of exchange rate changes on cash	—	(229)	—	(229)
Net decrease in cash	(9,565)	(9,487)	—	(19,052)
Cash at the beginning of the year	24,712	22,859	—	47,571
Cash at the end of the year	$ 15,147	$ 13,372	$ —	$ 28,519

Year Ended December 31, 2002	Guarantors	Non-Participating Investees	Consolidation Adjustments	Consolidated Total
Cash flows from operating activities:				
Income (loss) from continuing operations	$ (8,935)	$ 33,310	$ (7,699)	$ 16,676
Changes in operating and intercompany assets and liabilities and noncash items included in net loss	25,980	(105,854)	113,067	33,193
Net cash provided by (used in) operating activities	17,045	(72,544)	105,368	49,869
Cash flows from investing activities:				
Purchases of property and equipment, net	(4,661)	(18,732)	—	(23,393)
Purchases of new businesses	(54,809)	—	—	(54,809)
Other items	(517)	17	—	(500)
Net cash used in investing activities	(59,987)	(18,715)	—	(78,702)
Cash flows from financing activities:				
Long-term borrowings, net	(3,097)	(448)	—	(3,545)
Proceeds from issuance of common stock	53,665	32,716	(32,716)	53,665
Other items	(3,309)	72,110	(72,110)	(3,309)
Net cash provided by (used in) financing activities	47,259	104,378	(104,826)	46,811
Net cash used in discontinued operations	—	(4,029)	—	(4,029)
Effect of exchange rate changes on cash	—	283	(542)	(259)
Net increase in cash	4,317	9,373	—	13,690
Cash at the beginning of the year	20,396	13,485	—	33,881
Cash at the end of the year	$ 24,713	$ 22,858	$ —	$ 47,571

(19) New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment,* (SFAS No. 123R). SFAS No. 123R eliminates the ability to account for share-based payments using Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25) and instead requires companies to recognize compensation expense using a fair-value based method for costs related to share-based payments including stock options and employee stock purchase plans. The expense will be measured as the fair value of the award at its grant date based on the estimated number of awards that are expected to vest, and recorded over the applicable service period. In the absence of an observable market price for a share-based award, the fair value would be based upon a valuation methodology that takes into consideration various factors, including the exercise price of the award, the expected term of the award, the current price of the underlying shares, the expected volatility of the underlying share price, the expected dividends on the underlying shares and the risk-free interest rate.

The requirements of SFAS No. 123R are effective for USPI's third quarter beginning July 1, 2005 and apply to all awards granted, modified or cancelled after that date. The standard also provides for different transition methods for past award grants, including the restatement of prior period results. The Company is finalizing its decision regarding which transition method it will elect to use and also is finalizing its determination of the exact amount by which the adoption of SFAS No. 123R will adversely impact the Company's consolidated net income. Besides the effect of employee stock options, for which the historical pro forma impact is shown in Note 1, the Company's net income may be adversely impacted by expense arising from its Employee Stock Purchase Plan (ESPP), depending on the exact rules the Company has in place for its ESPP at the time SFAS No. 123R is adopted. Prior to the effective date of SFAS No. 123R, the Company will continue to account for stock option grants to employees under APB No. 25.

(20) Selected Quarterly Financial Data (Unaudited)

	2003 Quarters				2004 Quarters			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(In thousands, except per share amounts)				(In thousands, except per share amounts)			
Net revenues	$71,201	$77,195	$77,445	$84,723	$90,372	$93,966	$96,557	$108,635
Income from continuing operations	5,545	6,525	6,361	6,286	7,848	8,574	6,735	9,351
Basic earnings per share from continuing operations	$ 0.21	$ 0.24	$ 0.23	$ 0.23	$ 0.28	$ 0.31	$ 0.24	$ 0.33
Diluted earnings per share from continuing operations	$ 0.20	$ 0.23	$ 0.22	$ 0.22	$ 0.27	$ 0.29	$ 0.23	$ 0.32

Quarterly operating results are not necessarily representative of operations for a full year for various reasons, including case volumes, interest rates, acquisitions, changes in contracts, the timing of price changes, and financing activities. For example, the third quarter of 2004 includes an after-tax loss of $1.1 million on the Company's early termination of a credit facility. In addition, USPI has completed acquisitions and opened new facilities throughout 2003 and 2004, all of which significantly affect the comparability of net income and earnings per share from quarter to quarter.

(2) Financial Statement Schedules

The following financial statement schedule is filed as part of this Form 10-K:

SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Allowance for Doubtful Accounts

	Balance at Beginning of Period	Additions Charged to: Costs and Expenses	Additions Charged to: Other Accounts	Deductions(2)	Other Items(3)	Balance at End of Period
	(In thousands)					
2002(1)	$4,726	$6,330	—	$(7,404)	$ 3,502	$7,154
2003(1)	7,154	7,772	—	(7,222)	1,134	8,838
2004	8,838(1)	8,159	—	(7,592)	(2,128)	7,277

(1) Includes Spanish operations, which the Company disposed of during 2004.

(2) Accounts written off.

(3) Primarily beginning balances for purchased businesses. For 2004, these amounts are offset by $3.8 million of deductions due to the sale of the Spanish operations.

All other schedules are omitted because they are not applicable or not required or because the required information is included in the financial statements or notes thereto.

(3) Exhibits:

Exhibit Number	Description
2.1#	Agreement and Plan of Merger, dated as of December 6, 2000, among the Company, OPC Acquisition Corporation and OrthoLink Physicians Corporation (previously filed as Exhibit 2.1 to the Company's Registration Statement on Form S-1 (No. 333-55442) and incorporated herein by reference)
2.2#	Agreement for the Sale and Purchase of Shares and Loan Notes in Aspen Healthcare Holdings Limited, dated April 6, 2000, between Electra Private Equity Partners 1995 and others and Global Healthcare Partners Limited (previously filed as Exhibit 2.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 333-55442) and incorporated herein by reference)
2.3#	Agreement and Plan of Reorganization, dated as of March 26, 2002, by and among the Company, USP Acquisition Corporation, Surgicoe Corporation and each of the shareholders of Surgicoe named in the agreement (previously filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on April 16, 2002 and incorporated herein by reference)
2.4#	Sale and Purchase Agreement, dated July 29, 2004, between USPE Holdings Limited, United Surgical Partners International, Inc., Jenebe International S.a.r.l., Delphirica Investments S.a.r.l., Alosem Sociedad Civil, Tesalia Sociedad Civil and Capital Stock S.C.R., S.A. (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K and incorporated herein by reference)
3.1#	Second Amended and Restated Certificate of Incorporation (previously filed as Exhibit 3.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (No. 333-55442) and incorporated herein by reference)
3.2#	Amended and Restated Bylaws (previously filed as Exhibit 3.2 to the Company's Registration Statement on Form S-3 (No. 333-99309) and incorporated herein by reference)
4.1#	Form of Common Stock Certificate (previously filed as Exhibit 4.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (No. 333-55442) and incorporated herein by reference)
4.2#	Indenture, dated as of December 19, 2001, among United Surgical Partners Holdings, Inc., the guarantor parties thereto and U.S. Trust Company of Texas, N.A. (previously filed as Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference)
4.3#	Global Security, dated as of December 19, 2001, governing United Surgical Partners Holdings, Inc.'s outstanding 10% Senior Subordinated Notes due 2011 (previously filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference)
4.4#	Rights Agreement between the Company and First Union National Bank as Rights Agent dated June 13, 2001 (previously filed as Exhibit 4.1 to the Company's Form 8-A filed with the Commission on June 13, 2001 and incorporated herein by reference)
10.1#	Credit Agreement, dated April 6, 2000, by and among Global Healthcare Partners Limited and the Governor and Company of the Bank of Scotland (previously filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 (No. 333-55442) and incorporated herein by reference)
10.2#	Contribution and Purchase Agreement, dated as of May 11, 1999, by and among USP North Texas, Inc., Baylor Health Services, Texas Health Ventures Group LLC and THVG/Health First L.L.C. (previously filed as Exhibit 10.11 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (No. 333-55442) and incorporated herein by reference)
10.3#	Common Stock Purchase Warrant, dated June 1, 1999 (previously filed as Exhibit 10.15 to the Company's Registration Statement on Form S-1 (No. 333-55442) and incorporated herein by reference)

Exhibit Number	Description
10.4#	Stock Purchase Warrant, dated March 27, 2000 (previously filed as Exhibit 10.16 to the Company's Registration Statement on Form S-1 (No. 333-55442) and incorporated herein by reference)
10.5#	Employment Agreement, dated as of November 15, 2002, by and between the Company and Donald E. Steen
10.5.1#	Amendment of Employment Agreement, dated as of February 18, 2004
10.6#	Employment Agreement, dated as of November 15, 2002, by and between the Company and William H. Wilcox
10.7#	Stock Option and Restricted Stock Purchase Plan (previously filed as Exhibit 10.19 to the Company's Registration Statement on Form S-1 (No. 333-55442) and incorporated herein by reference)
10.8#	2001 Equity-Based Compensation Plan (previously filed as Exhibit 10.20 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 333-55442) and incorporated herein by reference)
10.9#	Employee Stock Purchase Plan (previously filed as Exhibit 10.21 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 333-55442) and incorporated herein by reference)
10.10#	Deferred Compensation Plan, effective as of January 1, 2005 (previously filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated January 6, 2005 and incorporated herein by reference)
10.11#	Supplemental Retirement Plan, effective as of February 12, 2002 (previously filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 and incorporated herein by reference)
10.12#	Form of Indemnification Agreement between the Company and its directors and officers (previously filed as Exhibit 10.22 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 333-55442) and incorporated herein by reference)
10.13#	Employment Agreement, dated as of August 1, 2003, by and between the Company and Jonathan R. Bond
10.14#	Employment Agreement, dated as of August 1, 2003, by and between the Company and Brett P. Brodnax
10.15#	Employment Agreement, dated as of August 1, 2003, by and between the Company and Mark C. Garvin
10.16#	Employment Agreement, dated as of August 1, 2003, by and between the Company and Mark A. Kopser
21.1*	List of the Company's subsidiaries.
23.1*	Consent of KPMG LLP
24.1*	Power of Attorney — Donald E. Steen
24.2*	Power of Attorney — Joel T. Allison
24.3*	Power of Attorney — James C. Crews
24.4*	Power of Attorney — John C. Garrett, M.D.
24.5*	Power of Attorney — Thomas L. Mills
24.6*	Power of Attorney — Boone Powell, Jr.
24.7*	Power of Attorney — Paul B. Queally
24.8*	Power of Attorney — Jerry P. Widman

Exhibit Number	Description
24.9*	Power of Attorney — David P. Zarin, M.D.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

\# Previously filed.

(b) Reports on Form 8-K

The Company filed a report on Form 8-K dated October 21, 2004 to furnish, pursuant to Item 7.01 of Form 8-K, a news release announcing the completion of the Company's acquisition of Same Day Surgery, LLC.

The Company filed a report on Form 8-K dated October 28, 2004, pursuant to Item 2.02 of Form 8-K, announcing the Company's results of operations for the quarter and nine months ended September 30, 2004.

The Company filed a report on Form 8-K dated November 16, 2004 to furnish, pursuant to Item 7.01 of Form 8-K, a copy of materials dated November 2004 and prepared with respect to presentations to investors and others that may be made by senior officers of the Company.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED SURGICAL PARTNERS INTERNATIONAL, INC.

By: /s/ WILLIAM H. WILCOX

William H. Wilcox
President, Chief Executive Officer and Director

Date: March 10, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in capacities and on the dates indicated.

Signature	Title	Date
* Donald E. Steen	Chairman of the Board	March 10, 2005
/s/ WILLIAM H. WILCOX William H. Wilcox	President, Chief Executive Officer and Director (Principal Executive Officer)	March 10, 2005
/s/ MARK A. KOPSER Mark A. Kopser	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 10, 2005
/s/ JOHN J. WELLIK John J. Wellik	Senior Vice President, Accounting and Administration, and Secretary (Principal Accounting Officer)	March 10, 2005
* Joel T. Allison	Director	March 10, 2005
* James C. Crews	Director	March 10, 2005
* John C. Garrett, M.D.	Director	March 10, 2005
* Thomas L. Mills	Director	March 10, 2005
* Boone Powell, Jr.	Director	March 10, 2005
* Paul B. Queally	Director	March 10, 2005

Signature	Title	Date
* Jerry P. Widman	Director	March 10, 2005
* David P. Zarin, M.D.	Director	March 10, 2005

John J. Wellik, by signing his name hereto, does hereby sign this Annual Report on Form 10-K on behalf of each of the above-named directors and officers of the Company on the date indicated below, pursuant to powers of attorney executed by each of such directors and officers and contemporaneously filed herewith with the Commission.

By: /s/ JOHN J. WELLIK
John J. Wellik
Attorney-in-fact

March 10, 2005


A of Excellence

2004 Clinical Excellence Awards



Carol does not settle for mediocrity...the patient is left with a positive attitude about our center.

USPI co-worker honoring Carol Farquharson

CAROL FARQUHARSON, RN
National Distinguished Nurse Award
Parkwest Surgery Center - Knoxville, TN

"She has a positive attitude that communicates confidence and the expectation of excellence."

USPI co-worker honoring Fannie Pointer

FANNIE POINTER, CST
National Distinguished Technician Award
North Texas Surgery Center - Desoto, TX



Jaci never complains and leads by example in treating every patient like a family member.

USPI co-worker honoring Jaci Barrett

JACI BARRETT, RN
Pacific Division Distinguished Nurse Award
San Gabriel Valley Surgical Center - West Covina, CA

We want to congratulate this year's **"USPI Clinical Excellence Award"** national and regional winners. Nominated by a committee of peers, the winners this year embody the standard we call Every Day Giving Excellence. Their patients, co-workers and administrators have come together in force to honor their daily commitment and service to healthcare. We are honored that they choose to call USPI home. Congratulations to the nominees and to all of our employees on a job well done.

You are USPI.

He demonstrates warmth and caring toward all he comes into contact with.

USPI co-worker honoring David Foxlow



DAVID FOXLOW, RRT
East Division Distinguished Technician Award
Surgery Center of Sarasota - Sarasota, FL



His attitude is contagious and he is an invaluable asset to MSH.

USPI co-worker honoring Larry Ahlgren

LARRY AHLGREN, CST
West Division Distinguished Technician Award
Mary Shiels Surgical Hospital - Dallas, TX

Ryan starts every day at the surgery center on time and with a smile.

USPI co-worker honoring Ryan Marin



RYAN MARIN, ORT
Pacific Division Distinguished Technician Award
San Gabriel Valley Surgical Center - West Covina, CA



Jinx always has a smile for everyone. She has such a contagious happy energy about her; everyone loves to work with her.

USPI co-worker honoring Jinx Bediguian

JINX BEDIGUIAN, RN
East Division Distinguished Nurse Award
Jersey Shore Medical Center - Neptune, NJ

"She anticipates the needs of everyone and will not ask anyone to do something she would not do herself."

USPI co-worker honoring Denett Carpenter



DENETT CARPENTER, RN
West Division Distinguished Nurse Award
Creekwood Surgery Center - Kansas City, MO



United Surgical Partners
INTERNATIONAL


United Surgical Partners
INTERNATIONAL

15305 Dallas Parkway
Suite 1600 - LB 28
Addison, Texas 75001
972.713.3500